File N°82-4672

SUPPL

ACCOR ADR PROGRAM

List of information
furnished pursuant to Rule 12g3 - 2 (b) under the Securities and Exchange Act of 1934

Definitions

BALO : « Bulletin des Annonces Légales Obligatoires » - French Legal Publication for listed companies

« La semaine de l'Ile de France » : French Legal Publication published in the headquarter's region of the company

COB : « Commission des Opérations de Bourse » - French Stock Exchange Commission

Decree 67-236 or Decree of March 23, 1967

Financial Statements				
14/2/96	1995 Consolidated Revenues	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.1.
24/4/96	1995 Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.2.
15/5/96	1996 First Quarter Consolidated Revenues	BALO	Decree 67-236 of March 23, 1967, article 297	I.3.
4/6/96	1995 Annual Report	filed, on April 25, 1996, under COB reference number R.96-088	Decree 67-236 of March 23, 1967, article 295	I.4.
9/8/96	1996 First Half Consolidated Sales	BALO	Decree 67-236 of March 23, 1967, article 297	I.5.
7/10/96	1996 First Half Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 297-1	I.6.
15/11/96	1996 Third Quarter Consolidated Sales	BALO	Decree 67-236 of March 23, 1967, article 297	I.7.
19/2/97	1996 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.8.
23/4/97	1996 Results	BALO Press release	Decree 67-236 of March 23, 1967, article 295	I.9.
12/5/97	1997 First Quarter Consolidated Sales	BALO	Decree 67-236 of March 23, 1967, article 297	I.10.
4/6/97	1996 Annual Report	filed, on April 30, 1997, under COB reference number R.97-126	Decree 67-236 of March 23, 1967, article 295	I.11.
6/8/97	1997 First Half Consolidated Revenues	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.12.
7/10/97	1997 First Half Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 297-1	I.13.
12/11/97	1997 Third Quarter Consolidated Sales	BALO	Decree 67-236 of March 23, 1967, article 297	I.14.
12/2/98	1997 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.15.

Financial Statements				
7/4/98	1997 results	BALO Press release	Decree 67-236 of March 23, 1967, article 295	I.16.
15/5/98	1998 First quarter consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.17.
9/6/98	1997 Annual Report	filed, on May 20, 1998, under COB reference number R.98-204	Decree 67-236 of March 23, 1967, article 295	I.18.
11/8/98	1998 first half consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.19.
6/10/98	1998 first half consolidated results	BALO Press release	Decree 67-236 of March 23, 1967, article 297-1	I.20.
11/2/99	1998 consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.21.
30/3/99	1998 results	BALO Press release	Decree 67-236 of March 23, 1967, article 295	I.22.
6/5/99	1999 first quarter consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.23.
4/8/99	1999 first half consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.24.
29/9/99	1999 first half consolidated results	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.25.
8/11/99	1999 first nine months consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.26.
4/2/00	1999 consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.27.
9/2/00	1999 result forecasts upgraded	Press release	Decree 67-236 of March 23, 1967, article 297	I.28.
21/3/00	1999 Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.29.
09/05/00	2000 first quarter consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.30.
27/07/00	2000 first half consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.31.

Financial Statements				
27/09/00	2000 first half results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.32.
30/10/00	2000 First nine months consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.33.
31/01/01	2000 consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.34.
13/03/01	2000 Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.35
09/05/01	2001 first quarter consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.36
02/08/01	2001 Half Year consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.37
19/09/01	2001 Half Year Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.38
06/11/01	Consolidated Sales for the First Nine Months of 2001	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.39
29/01/02	Consolidated Sales for the Full Year of 2001	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.40
06/03/02	2001 Full Year Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.41
02/05/02	Consolidated Sales for the first three months of 2002	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.42
30/07/02	Consolidated Sales for the Half Year of 2002	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.43
16/09/02	2002 Half Year Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.44
05/11/02	Consolidated Sales for the First Nine Months of 2002	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.45
05/02/03	Consolidated Sales for the Full Year of 2002	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.46
05/03/03	2002 Full Year Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.47

Financial Statements				
06/05/03	Consolidated Sales for the first three months of 2003	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.48
31/07/03	H1 2003 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.49
10/09/03	2003 First Half Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.50
05/11/03	9M 2003 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.51
28/01/04	Consolidated Sales for the Full Year of 2003	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.52
22/04/04	2003 Full Year Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.53
28/04/04	Q1 2004 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.54
28/07/04	H1 2004 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.55
08/09/04	2003 First Half Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.56
29/10/04	9M 2004 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.57
26/01/04	FY 2004 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.58
18/05/05	2004 Full Year Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	1.59
18/05/05	Q1 2005 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	1.60
08/09/05	H1 2005 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	1.61
08/09/05	2005 First Half Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	1.62
30/01/06	Q3 2005 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	1.63
30/01/06	Q4 2005 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	1.64
08/03/06	2005 Full Year Results	BALO	Decree 67-236 of March 23, 1967, article	1.65

		Press Release	295	
26/04/06	Q1 2006 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	1.66
20/07/06	H1 2006 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	1.67
06/09/06	2006 First Half Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	1.68

Invitations to Shareholders' Meetings				
26/4/96	Invitation to General Ordinary and Extraordinary Shareholders' Meeting of June 4, 1996	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.1.
22/11/96	Invitation to General Extraordinary Shareholders' Meeting of January 7, 1997	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.2.
25/4/97	Invitation to General Ordinary and Extraordinary Shareholders' Meeting of June 4, 1997	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.3.
12/5/98	Invitation to General Ordinary and Extraordinary Shareholders' Meetings of June 9, 1998	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.4.
10/5/99	Invitation to Ordinary General Meeting of Shareholders of May 27, 1999	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.5.
5/11/99	Invitation to Extraordinary General Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.6.
15/05/00	Invitation to Extraordinary General Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.7.
30/04/01	Invitation to Combined Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.8.
15/04/02	Invitation to Combined Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.9.
15/05/03	Invitation to Combined Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.10.
29/03/04	Invitation to Combined Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.11.
18/05/05	Invitation to Combined Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.12
10/04/06	Invitation to Combined Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.13

Changes in Share Capital			
4/6/96	Increase in share capital by FF 343,685,400 through the creation of 3,436,854 new shares with FF 100 per value each to be distributed to IBL shareholders for the payment of their transfers	BALO La semaine de l'Ile de France	Decree 67-236 of March 23, 1967, article 287
22/7/96	Increase in share capital by FF 72,327,400 through the creation of 723,274 new shares with FF 100 per value each for the payment of the	BALO La semaine de l'Ile de France	Decree 67-236 of March 23, 1967, article 287

	1995 stock dividend		
31/12/96	Increase in share capital by FF 4,120,500 through the creation of 41,205 new shares with FF 100 per value each (bonds converted and stock options exercised)	BALO La semaine de l'Ile de France	Decree 67-236 of March 23, 1967, article 287
4/6/97	Increase in share capital by FF 234,776,100 through the creation of 2,347,761 shares with FF 100 per value each to be distributed to Sphere International shareholders following the share exchange parity of the merger/acquisition by Accor	BALO La semaine de l'Ile de France	Decree 67-236 of March 23, 1967, article 287
15/12/99	Increase in share capital by € 8,271,045 through the issuance of 551,403 shares with € 15 par value each to be distributed to Participations SA and SEIH shareholders following the share exchange parity of the merger and transfer of the hotel assets	BALO Les Echos Press release	Decree 67-236 of March 23, 1967, article 287
15/12/99	Five-for-one split of the Accor share, from € 15 to € 3 ; total share capital of € 551,487,225 represented by 183,829,075 shares of € 3 par value	BALO Les Echos Press release	Decree 67-236 of March 23, 1967, article 287

Financial Operations				
26/4/96	Accor's Exchange Offer on IBL shares	Filed under COB reference number E.96-090 Press Release	COB Rule 91-02, article 15-1	IV.1.
23/5/96	Success of Accor's Exchange Offer on IBL shares	Press Release	COB Rule 91-02, article 15-1	IV.2.
25/4/97	Merger/Acquisition of Economy and Budget Hotel activities within Accor	Filed under COB reference number E.97-111 Press Release	COB Rule 91-02, article 15-1	IV.3.
4/12/97	Buy out offer for shares of AAPC	Press Release	COB Rule 90-02, article 4	IV.4.
13/2/98	Successful Offer for AAPC	Press Release	COB Rule 90-02, article 4	IV.5.
12/7/99	Red Roof Inns Inc. to be acquired by Accor	Press Release	COB Rule 98-07	IV.6.
13/8/99	Accor holds over 99% of shares of Red Roof Inns, Inc. upon the completion of the tender offer	Press Release	COB Rule 98-07	IV.7.
05/07/01	Issuing of a € 800,000,000 5.75% Notes due July 5, 2006	Offering Circular	Filed under Clearstream Luxembourg number 013144036 and Euroclear France number 48640	IV.8.
10/01/02	Takeover Bid for Compagnie Européenne de Casinos	Filed under COB reference n°02-013 dated January 8, 2002 Press Release	COB	IV.9.
19/01/04	Partnership between the Barrière Desseigne family, Accor and Colony/Colyzeo	Press Release		IV.10.
11/06/04	Accor acquires 28.9% stake in Club Méditerranée	Press Release		IV.11.
18/05/05	Accor's Acquisition of a 28.9% Stake in Club Méditerranée closing	Press Release		IV.12

Other			
15/05/00	Letter to Shareholders		V.22.
30/05/00	1999 Annual Report		V.23.
15/10/00	Letter to Shareholders		V.24.
15/04/01	Letter to Shareholders		V.25.
01/06/01	2000 annual report		V.26.
01/06/02	2001 annual report		V.27
21/05/03	2002 financial statements		V.28
15/05/04	2003 financial stalements		V.29
18/05/05	2004 financial stalements		V.30
18/05/05	2005 Registartion Document		V.31
22/09/06	2006 Interim financial statements		V.32

ACCOR

Press Release

First-Half 2006 Revenue
Good Performance in Accor's Two Core Businesses
Hotels: +7.0%
Services: +25.6%

(Paris – July 20, 2006) – Accor's consolidated **revenue rose 8.4%** to €3,690 in the first six months of 2006. At constant scope of consolidation and exchange rates, the increase was 6.0%.

Business expansion accounted for 3.6% of growth while asset disposals had a negative impact of 3.4%.

The increase in like-for-like revenue over the first half reflects a good performance across all businesses and regions. The Hotels business benefited from a solid recovery in Northern Europe (Germany, Benelux and the United Kingdom), led by Germany. Although growth was more moderate in Southern Europe (France, Spain and Italy), signs of an upturn were apparent in the second quarter especially in France. Revenue from Economy hotels in the US continued to deliver sustained growth in the first half. The Services business again reported excellent revenue growth.

(in € millions)	First-half 2005 proforma	First-half 2006 proforma	% Change (reported)	% Change (like-for-like*)
Hotels	**2,493**	**2,666**	**+7.0%**	**+5.5%**
Upscale and Midscale	1,390	1,462	+5.2%	+5.7%
Economy	655	712	+8.7%	+4.7%
Economy US	448	492	+9.9%	+6.0%
Services	**290**	**364**	**+25.6%**	**+16.3%**
Other businesses	621	660	+6.2%	+3.2%
Total	**3,404**	**3,690**	**+8.4%**	**+6.0%**

* At constant scope of consolidation and exchange rates

Note: In accordance with IFRS, all data reported in 2005 and 2006 have been adjusted to reflect the disposal of Carlson Wagonlit Travel (see appendix).

Hotels

Growth accelerated in the second quarter compared to the first. Adjusted for the positive impact of the soccer World Cup and Easter vacation, revenue rose 5.6% in the second quarter and 4.6% in the first three months of the year.

Upscale and Midscale Hotels

First-half revenue in the Upscale and Midscale segment increased 5.2% as reported and 5.7% like-for-like.

In Germany, like-for-like revenue growth came to 10.4%. Excluding the impact of the World Cup, the increase was 7.3%, reflecting a more favorable economic environment. Business conditions were also more favorable in Benelux, where revenue rose 6.0% like-for-like. In the United Kingdom, particularly strong business in London lifted like-for-like revenue by 7.5%.

Activity in France picked up speed over the period, with like-for-like revenue up 0.9% in the first quarter and 3.0% in the second, for a total gain of 2.1%.

Economy Hotels (outside the United States)

In the Economy segment (excluding the US), revenue rose 8.7% as reported and 4.7% like-for-like.

The World Cup fueled the 7.7% like-for-like increase in Germany. Factoring out this event, first-half revenue was up 4.3% thanks to the good business environment. In Benelux, like-for-like revenue growth came to 9.3%.

In France, stronger demand led to a 3.1% gain over the period, with like-for-like revenue up 1.8% in the first quarter and 4.1% in the second.

Economy Hotels in the US

Growth continued in this segment, with revenue up 6.0% like-for-like. The upward trend tapered off slightly at the end of the period, in an environment shaped by higher oil prices. The positive currency effect accounted for 4.8 points of the 9.9% rise in reported revenue.

Services

The Services business again turned in an excellent performance, with revenue up 25.6% as reported and 16.3% like-for-like.

Product range extensions made a significant contribution to growth. Examples include the *Ticket Emploi Service* in Belgium (like-for-like revenue up 22.5%), the *Childcare voucher* in the UK (up 21.1%) and the *Ticket Car* in Mexico (up 21.1%).

Increase of penetration rates also made a contribution to revenue growth. For instance in Venezuela, revenue rose 40.7% like-for-like.

Business expansion accounted for 4.7% of reported growth, mainly through four recent acquisitions: Hungastro in Romania (meal vouchers), Delicard in Sweden (gift vouchers), Stimula in France (gift vouchers) and Commuter Check in the United States (transportation vouchers).

The currency effect added 5.9 points to revenue growth and primarily reflected the appreciation of the Brazilian real against the euro.

*****

Accor, European leader in hotels and tourism, global leader in corporate services, operates in nearly 100 countries with 160,000 employees. It offers to its individual and corporate clients nearly 40 years of expertise in its two core businesses:

- **Hotels**, with the **Sofitel, Novotel, Mercure, Suitehotel, Ibis, Red Roof Inn, Etap Hotel, Formule 1 and Motel 6 brands**: over 4,000 hotels and 475,000 rooms in 90 countries, as well as strategically related activities, such as **Lenôtre**;
- **Services to corporate clients and public institutions**: 21 million people in 35 countries benefit from **Accor Services** products – meal and food vouchers, people care, incentive and loyalty programs.

Contacts

Eliane Rouyer
Senior Vice President
Investor Relations and Financial Communications
Tel: +33 (0)1 45 38 86 26

Anthony Pallier
Investor Relations
Tel: +33 (0)1 45 38 86 33

For further information about Accor, visit www.accor.com

ACCOR

Disposal of Carlson Wagonlit Travel : IFRS restatement

Consolidated Revenue in Euro million	Reported Revenue	Proforma Revenue
1st quarter 2005	1,676	1,562
2nd quarter 2005	1,967	1,842
Half year 2005	**3,643**	**3,404**
1st quarter 2006	1,850	1,733
2nd quarter 2006	2,089	1,957
Half year 2006	**3,939**	**3,690**

Disposal of Carlson Wagonlit Travel : P&L IFRS restatement

H1 2005 P&L on a proforma basis following the disposal of Carlson Wagonlit Travel

In Euro million	***H1 2005 Reported***	***Adjustments from CWT***	***H1 2005 Proforma***
Consolidated Revenue	3 643	*(239)*	3 404
EBITDAR	904	*(40)*	864
EBITDA	498	*(29)*	469
EBIT	290	*(24)*	266
Operating Profit Before Tax and Non Recurring Items	**230**	***(24)***	**206**
Profit Before Tax	238	*(21)*	217
Income Tax Expense	(69)	*6*	(63)
Profit or Loss From Discontinued Operations	**0**	***15***	**15**
Net Profit	169	0	169
Minority Interests	(13)	*0*	(13)
Net Profit, Group Share	**156**	***0***	**156**

FY 2005 P&L on a proforma basis following the disposal of Carlson Wagonlit Travel

In Euro million	***FY 2005 Reported***	***Adjustments from CWT***	***FY 2005 Proforma***
Consolidated Revenue	7 622	*(486)*	7 136
EBITDAR	1 986	*(80)*	1 906
EBITDA	1 149	*(52)*	1 097
EBIT	717	*(36)*	681
Operating Profit Before Tax and Non Recurring Items	**603**	***(34)***	**569**
Profit Before Tax	488	*(29)*	459
Income Tax Expense	(124)	*7*	(117)
Profit or Loss From Discontinued Operations	**0**	***22***	**22**
Net Profit	364	0	364
Minority Interests	(31)	*0*	(31)
Net Profit, Group Share	**333**	***0***	**333**

Carlson Wagonlit Travel Net Profit will be consolidated in 2005 and 2006, below "Operating Profit Before Tax and Non Recurring Items" under "Profit or Loss from Discontinued Operations"

Revenue

In Euros thousand	Quarter 1		Quarter 2		Half Year	
	2005 proforma	2006 proforma	2005 proforma	2006 proforma	2005 proforma	2006 proforma
HOTELS						
Upscale and Midscale	631 473	680 442	758 144	781 295	1 389 617	1 461 737
Economy	294 400	321 437	361 011	390 876	655 411	712 313
Economy US	200 753	231 601	246 767	260 157	447 521	491 758
Total HOTELS	**1 126 626**	**1 233 480**	**1 365 923**	**1 432 328**	**2 492 549**	**2 665 807**
SERVICES	**139 716**	**179 360**	**150 374**	**185 118**	**290 090**	**364 479**
Other Businesses						
Casinos	76 070	76 980	75 597	80 759	151 667	157 738
Restauration	118 125	141 609	133 275	141 505	251 400	283 114
On-board train services	59 638	59 343	68 842	65 572	128 479	124 915
Other	42 102	42 438	47 859	51 738	89 960	94 176
Total other businesses	**295 935**	**320 370**	**325 572**	**339 574**	**621 506**	**659 943**
Total	**1 562 277**	**1 733 210**	**1 841 869**	**1 957 020**	**3 404 146**	**3 690 229**

*Based on constant scope of consolidation and exchange rates

According to IFRS rules, all figures included Q1 and Q2 released in 2005 and 2006 have been restated, excluding Carlson Wagonlit Travel figures.

	Quarter 1		Quarter 2		Half Year	
	Change Reported %	Change L/L %	Change Reported %	Change L/L %	Change Reported %	Change L/L % (*)
HOTELS						
Upscale and Midscale	7.8%	5.5%	3.1%	5.9%	5,2%	5,7%
Economy	9.2%	3.6%	8.3%	5.6%	8,7%	4,7%
Economy US	15.4%	6.6%	5.4%	5.5%	9,9%	6,0%
Total HOTELS	**9.5%**	**5.2%**	**4.9%**	**5.7%**	**7,0%**	**5,5%**
SERVICES	**28.4%**	**15.9%**	**23.1%**	**16.7%**	**25,6%**	**16,3%**
Other Businesses						
Casinos	1.2%	0.8%	6.8%	6.6%	4,0%	3,7%
Restauration	19.9%	8.9%	6.2%	-2.9%	12,6%	2,7%
On-board train services	-0.5%	-0.1%	-4.7%	-4.6%	-2,8%	-2,5%
Other	0.8%	8.5%	8.1%	14.9%	4,7%	11,9%
Total other businesses	**8.3%**	**4.9%**	**4.3%**	**1.6%**	**6,2%**	**3,2%**
Total	**10.9%**	**6.1%**	**6.3%**	**5.9%**	**8,4%**	**6,0%**

Based on constant scope of consolidation and exchange rates

RevPAR by segment

HOTELS : RevPAR by segment at June-end 2006 (YTD)	Occupancy Rate subsidiaries (reported)		Average room rate subsidiaries (reported)		RevPAR			
	(in %)	(var in pts)		(var in %)	subsidiaries (reported basis)	subsidiaries (reported basis)	subsidiaries (like-for-like basis(1))	subsidiaries & managed (reported basis)
Upscale and Midscale Europe	63.2%	+1,5	99	4.8%	62	7.3%	6.4%	7.5%
Economy Europe	71.0%	-0.4	52	6.2%	37	5.7%	4.9%	5.5%
Economy US (in $)	64.7%	-0.2	46	6.6%	30	6.3%	6.0%	6.3%

(1) at comparable scope of currency and perimeter

RevPAR by country

UPSCALE AND MIDSCALE HOTELS RevPAR by country at June-end 2006 (YTD) (in local currency)	Number of rooms	Occupancy Rate subsidiaries (reported) (in %)	(var in pts)	Average room rate subsidiaries (reported)	(var in %)	RevPAR subsidiaries (reported basis)	subsidiaries (reported basis)	subsidiaries (like-for-like basis(1))	subsidiaries & managed (reported basis)
France	30,395	61.4%	+0.5	105	2.2%	64	3.1%	2.9%	3.0%
Germany	13,623	63.8%	+5.0	79	8.6%	50	17.7%	15.4%	15.2%
Netherlands	3,696	64.8%	+0.1	113	12.1%	73	12.3%	12.3%	11.6%
Belgium	2,230	66.2%	+0.4	102	2.8%	67	3.4%	3.4%	6.6%
Spain	2,250	60.0%	-2.2	99	3.6%	59	0.0%	11.8%	-0.2%
Italy	3,023	64.3%	+4.3	113	0.2%	73	7.3%	7.3%	7.3%
UK (in £)	5,146	74.4%	+2.5	79	3.5%	59	7.1%	7.4%	7.3%
USA (in $)	2,626	70.5%	-3.8	197	16.0%	139	10.0%	9.5%	10.7%

(1) at comparable scope of currency and perimeter

ECONOMY HOTELS RevPAR by country at June-end 2006 (YTD) (in local currency)	Number of rooms	Occupancy Rate subsidiaries (reported) (in %)	(var in pts)	Average room rate subsidiaries (reported)	(var in %)	RevPAR subsidiaries (reported basis)	subsidiaries (reported basis)	subsidiaries (like-for-like basis(1))	subsidiaries & managed (reported basis)
France	44,353	71.9%	-1.4	45	5.4%	32	3.4%	3.2%	3.4%
Germany	15,259	69.3%	+1.1	55	7.1%	38	8.9%	8.6%	9.1%
Netherlands	2,215	77.1%	+6.0	73	6.3%	57	15.3%	15.3%	15.3%
Belgium	2,477	74.0%	+0.4	64	4.9%	47	5.5%	5.5%	5.5%
Spain	3,623	74.3%	+2.5	51	6.4%	38	10.2%	9.7%	10.2%
Italy	1,317	58.2%	+0.3	75	1.3%	44	1.9%	5.4%	1.9%
UK (in £)	6,632	71.4%	-3.2	50	5.0%	36	0.5%	0.8%	0.9%
USA (in $)	107,970	64.7%	-0.2	46	6.6%	30	6.3%	6.0%	6.3%

(1) at comparable scope of currency and perimeter

ACCOR

Paris – September 6, 2006

Press Release

2006 Interim Results
and Strategic Review of the Group's Businesses

Strong Growth in First-Half 2006 Results

- → Profit before tax of €282 million, up 36.7%
- → Net profit, Group share of €241 million, up 54.3%
- → Earnings per share of €1.06, up 47.2%
- → Full-year profit before tax objective of €680-700 million, up 20%

(in € millions)	**H1-2005 pro forma***	**H1-2006**	**% Change**
Revenue	3,404	3,690	+8.4%
EBITDAR**	864	969	+12.1%
Operating profit before tax and non-recurring items	206	282	+36.7%
Net profit, Group share	156	241	+54.3%

*In accordance with IFRS, Carlson Wagonlit Travel's net profit in 2005 and 2006 has been recognized below profit before tax and non-recurring items, in "profit or loss from discontinued operations."
**Earnings before interest, taxes, depreciation, amortization and rental expense.

Consolidated **revenue** rose by a reported 8.4% in the first six months of 2006. At constant scope of consolidation and exchange rates, the like-for-like increase was 6.0%, reflecting the strong performance by all the businesses and by every operating region.

EBITDAR amounted to €969 million, up 12.1% compared with first-half 2005, and represented 26.2% of revenue, compared with 25.4% a year earlier. The 0.8-point improvement (1.0 point like-for-like) was led by the strong growth in the Group's two core businesses. EBITDAR margin in the Hotels business increased by 1.1-point like-for-like, reflecting the highly significant margin improvement in the upscale and midscale segments in Europe outside France (+2.0 pts L/L) and in the US economy segment (+2.5 pts L/L).
The Services business reported an EBITDAR margin of 40.6% for the first-half, a 1.8-point like-for-like increase that confirmed the business' robust performance in all its markets.

Operating profit before tax and non-recurring items rose by a sharp **36.7%** to **€282 million** for the half.

Net profit, Group share increased by 54.3% to €241 million, including a €129 million capital gain on the sale of 68 hotels to Foncière des Murs during the period. As with the first transaction carried out in June 2005, the sale was designed to reduce earnings volatility by making use of variable leases based on a percentage of revenues with no guaranteed minimum.

As a result, **earnings per share** rose 47.2% to €1.06 from €0.72 in first-half 2005, based on the weighted average 228,278,721 shares outstanding during the period.

Net debt amounted to €1,248 million at June 30, 2006. Cash flow for the period included in particular **€892 million in proceeds from the disposal of assets** resulting from the strategy of refocusing on two core businesses, Hotels and Services, and the commitment to actively managing the hotel property portfolio. Equity was reduced by **€262 million during the period through the cancellation of 5,714,500 Accor SA shares** acquired under the share buyback program launched in May to enable shareholders to benefit from the Group's positive outlook.

The main **financial ratios** improved over the period, reflecting the Group's strengthened financial situation. Gearing stood at 31% at June 30, 2006. The ratio of adjusted funds from operations to adjusted net debt[1] rose to **18.5%** from 15.5% a year earlier, while the return on capital employed[2] steadily improved, rising to 11.0% from 10.3% at June 30, 2005.

Outlook for 2006

July and August RevPAR was up an aggregate **10.4%** in upscale and midscale hotels in Europe, **6.3%** in economy hotels in Europe and **3.6%** in US economy hotels. Over the same two months, Services revenue was up **15.6%** like-for-like.

The Group's 50% interest in Carlson Wagonlit Travel was sold **in August** for **€365 million.**

As of September 6, the share buyback program had been completed up to 80%, with the total impact on net debt and equity amounting to €407 million. The Group intends to complete the entire €500 million program by the end of the year.

For the full year, the Group's **objective is to achieve operating income before tax and non-recurring items of €680 million to €700 million, an increase of more than 20%** from the €569 million reported on a pro forma basis in 2005.

[1] Adjusted funds from operations correspond to cash flows from operating activities before non-recurring items and change in working capital. The ratio of adjusted funds from operations to adjusted net debt is calculated according to a method used by the main ratings agencies, with net debt adjusted for the 8% discounting of future minimum lease payments and funds from operations adjusted for the interest expense on these payments.

[2] EBITDA expressed as a percentage of fixed assets at cost plus working capital.

Strategic Review of the Group

A Group refocused on its two growth businesses
Services and Hotels

FURTHER DIVESTMENT of non-strategic investments, totaling more than €500 million in 2007-2008

SERVICES

→ "Ticket" positioned as an umbrella brand
→ To sustain organic growth of 8% to 16% a year
→ €500 million in expansion investments by 2010

HOTELS

→ Creation of a new brand for non-standardized economy hotels in Europe
→ Repositioning of Sofitel hotels
→ Relaunch of the Formule 1, Ibis and Novotel brands
→ Strategic review of Red Roof Inn
→ Stepped up property disposals, totaling more than €3.2 billion* by 2008
→ Launch of three key business projects in Europe
→ Confirmed opening of 200,000 rooms representing an investment of €2.5 billion by 2010

**Of which €1.6 billion in cash and €1.6 billion in off-balance sheet commitments.*

The Board of Directors approved the in-depth strategic review conducted by the Executive Committee. The Group refocuses on its two core businesses, Hotels and Services, while pursuing the divestments of non-strategic assets.

In the SERVICES business, Accor's ambition is to enhance its global market leadership with highly innovative voucher products under the "Ticket" umbrella brand.

Organic growth will be led by **four main drivers**: increasing the penetration rate, extending the product lines, deploying products outside their original countries and entering new countries. In this way, the Services business could achieve organic growth (excluding acquisitions and the currency effect) of 8% to 16% a year.

Acquisitions represent another important driver of future development in Services. **Accor is therefore planning to spend €500 million** over the next five years to enable the business to acquire market share or expertise, thereby potentially driving an additional 5% growth per year.

In the HOTELS business, Accor's ambition is to be on the five continents the leader in economy and midscale hotels and a major player in the upper upscale segment by promoting its expertise and adapting its operating structures.

In this way, Accor intends **to revitalize its brand portfolio** by taking a new marketing approach. **A new brand for non-standardized economy hotels** will be created in Europe and offered to independent franchisees beginning in 2007 in France. In the upper upscale segment, **the Sofitel brand will be repositioned**, while in the midscale and economy segments, **the Formule 1, Ibis and Novotel brands will be relaunched** with new innovation and design.

In the United States, a strategic review of Red Roof Inn is being conducted.

Accor is also accelerating the **program to divest its hotel property assets**. After selling 261 hotels in 18 months for more than €1.6 billion (of which €725 million in cash), the Group will implement a program to sell 535 properties that is expected to raise another **€3.2 billion** by 2008 (including more than €1.6 billion in cash).

In Europe, an assertive action plan is underway to implement **three key business projects** designed to improve the profitability of both the hotel units, in particular in the two core European markets of France and Germany, and of the corporate support functions. These projects are expected **to improve profit before tax by more than €60 million** by 2008.

To support its expansion, the worldwide operating organization will be structured around **eight expertise and excellence platforms**, creating a unique system of shared expertise essential to the faster implementation of the management contracts and franchise strategy.

Accor confirms that **200,000 new rooms will be opened from 2006 to 2010**, including 51% in the economy segment and 34% in the midscale. More than two-thirds of them will be opened under management or franchise contracts. The expansion plan is focused on emerging markets in the Middle East, in Latin America and in the "BRICs" (Brazil, Russia, India and China which represent 50% of openings). It represents an investment of €2.5 billion between 2006 and 2010, with a targeted 15% ROCE. Half of the investments will be committed in Europe and 44% in emerging markets.

Accor is continuing to **divest its non-strategic investments. More than €600 million** in assets have already been sold, including the stakes in Compass and Club Méditerranée in the first half and the interest in Carlson Wagonlit Travel in August. Further divestments, **totaling more than €500 million**, are scheduled for 2007-2008. Proceeds from these divestments will be returned to shareholders.
The cash from property disposals will first be used to invest in new projects. Any remaining excess cash may be returned to shareholders, as long as this enables the Group to maintain its BBB credit rating.

*****

Contacts

Armelle Volkringer
Vice President, Corporate Communications
and External Relations
Phone: +33 (0)1 45 38 84 85
Arnaud Leblin
Chief Media Relations Officer
Phone: +33 (0)1 45 38 84 85

Eliane Rouyer
Senior Vice President, Investor Relations
and Financial Communications
Phone: +33 (0)1 45 38 86 26
Anthony Pallier
Investor Relations
Phone: +33 (0)1 45 38 86 33

For further information about Accor, visit ***www.accor.com***

CONSOLIDATED FINANCIAL STATEMENTS AND NOTES

Consolidated Income Statements

In € millions	Notes	2005 Proforma (*)	June 2005 Proforma (*)	June 2006	June 2005 Published	2005 Published
Revenue		7 076	3 376	3 654	3 615	7 562
Other operating revenue		60	28	36	28	60
CONSOLIDATED REVENUE	3	**7 136**	**3 404**	**3 690**	**3 643**	**7 622**
Operating expense	4	(5 230)	(2 540)	(2 721)	(2 739)	(5 636)
EBITDAR	5	**1 906**	**864**	**969**	**904**	**1 986**
Rental expense	6	(810)	(394)	(413)	(406)	(837)
EBITDA	7	**1 096**	**470**	**556**	**498**	**1 149**
Depreciation, amortization and provision expense	8	(416)	(204)	(220)	(208)	(432)
EBIT	9	681	266	336	290	717
Net financial expense	10	(120)	(58)	(56)	(58)	(122)
Share of profit of associates after tax	11	8	(2)	2	(2)	8
OPERATING PROFIT BEFORE TAX AND NON RECURRING ITEMS		**569**	**206**	**282**	**230**	**603**
Restructuring costs	12	(39)	(6)	(17)	(8)	(43)
Impairment losses	13	(107)	(90)	(26)	(90)	(107)
Gains and losses on management of hotel properties	14	73	84	119	83	72
Gains and losses on management of other assets	15	(38)	23	(25)	23	(37)
PROFIT BEFORE TAX		**458**	**217**	**333**	**238**	**488**
Income tax expense	16	(117)	(63)	(92)	(69)	(124)
Profit or loss from discontinued operations	17	23	15	16	-	-
NET PROFIT	42	**364**	**169**	**257**	**169**	**364**
Minority interests		(31)	(13)	(16)	(13)	(31)
NET PROFIT, GROUP SHARE		**333**	**156**	**241**	**156**	**333**
Weighted average number of shares outstanding (in thousands)	25	214 783	218 034	228 279	218 034	214 783
EARNINGS PER SHARE (in €)		**1,55**	**0,72**	**1,06**	**0,72**	**1,55**
Diluted earnings per share (in €)	25	1,51	0,70	1,03	0,70	1,51
DIVIDEND PER SHARE (in €)		**1,15**	**N/A**	**N/A**	**N/A**	**1,15**
Earnings per share from continuing operations (in €)		**1,44**	**0,65**	**0,99**	**0,72**	**1,55**
Diluted earnings per share from continuing operations (in €)		**1,42**	**0,64**	**0,97**	**0,70**	**1,51**
Earnings per share from discontinued operations (in €)		**0,11**	**0,07**	**0,07**	**N/A**	**N/A**
Diluted earnings per share from discontinued operations (in €)		**0,09**	**0,06**	**0,06**	**N/A**	**N/A**

(*) In accordance with IFRS 5 "Non-Current Assets Held for Sale and Discontinued Operations", in the consolidated income statements for the six months ended June 30, 2005 and the year ended December 31, 2005 the profits or losses of 2006 discontinued operations are reported on a separate line (see Note 17).

Consolidated Balance Sheets

Assets

ASSETS In € millions	Notes	June 2005	Dec 2005	June 2006
GOODWILL	18	**1 812**	**1 897**	**1 624**
INTANGIBLE ASSETS	19	**436**	**437**	**389**
PROPERTY, PLANT AND EQUIPMENT	20	**3 875**	**3 891**	**3 595**
Long-term loans	21	326	288	222
Investments in associates	22	595	640	331
Other financial investments	23	327	284	228
TOTAL NON-CURRENT FINANCIAL ASSETS		**1 248**	**1 212**	**781**
Deferred tax assets	16	310	387	245
TOTAL NON-CURRENT ASSETS		**7 681**	**7 824**	**6 634**
Inventories		74	64	63
Trade receivables	24	1 399	1 508	1 382
Other receivables and accruals	24	709	770	842
Service voucher reserve funds		350	327	363
Receivables on disposals of assets	29 & 30	13	23	46
Short-term loans	29 & 30	47	39	41
Current financial assets	29 & 30	839	600	85
Cash and cash equivalents	29 & 30	1 644	1 763	1 917
TOTAL CURRENT ASSETS		**5 075**	**5 094**	**4 739**
Assets held for sale	31	-	**260**	**882**
TOTAL ASSETS		**12 756**	**13 178**	**12 255**

Equity and Liabilities

EQUITY AND LIABILITIES In € millions	Notes	June 2005	Dec 2005	June 2006
Share capital		618	649	632
Additional paid-in capital		2 190	2 567	2 333
Retained earnings		16	15	100
Fair value adjustments on Financial Instruments reserve	26	557	547	542
Reserve relate to employee benefits		14	19	25
Reserve for actuarial gains/losses		-	(21)	(20)
Cumulative translation adjustment		138	192	29
Net profit, Group share		156	333	241
SHAREHOLDERS' EQUITY, GROUP SHARE	25	**3 689**	**4 301**	**3 882**
Minority interests	27	81	95	93
TOTAL SHAREHOLDERS' EQUITY AND MINORITY INTERESTS		**3 770**	**4 396**	**3 975**
Convertible or exchangeable bonds (OCEANE)	28, 29 & 30	1 317	1 001	774
Other long-term debt	29 & 30	1 796	520	442
Long-term finance lease liabilities	29 & 30	379	352	263
Deferred tax	16	320	314	175
Long-term provisions	32	106	171	159
TOTAL NON-CURRENT LIABILITIES		**7 688**	**6 754**	**5 788**
Trade payables	24	866	849	632
Other payables and income tax payable	24	1 381	1 460	1 442
Service vouchers in circulation	34	1 656	1 940	1 915
Current provisions	32	150	203	177
Short-term debt and finance lease liabilities	29 & 30	944	1 915	1 731
Bank overdrafts	29 & 30	71	57	127
TOTAL CURRENT LIABILITIES		**5 068**	**6 424**	**6 024**
Liabilities of assets classified as held for sale	31	-	-	**443**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**12 756**	**13 178**	**12 255**

Consolidated Cash Flow Statements

	In € millions	Notes	2005 Proforma	June 2005 Proforma	June 2006	June 2005 Published	2005 Published
+	EBITDA		1 096	469	556	498	1 149
-	Net financial expense		(120)	(58)	(56)	(58)	(122)
-	Income tax expense		(193)	(77)	(107)	(82)	(200)
-	Non cash revenue and expense included in EBITDA		(7)	11	14	11	-
-	Elimination of provision movements included in net financial expense, income tax expense and non-recurring taxes		101	29	31	29	102
+	Dividends received from associates		6	4	2	4	6
+	Profit or loss from discontinued operations		52	24	22	-	-
=	**Funds from Operations**	33	**935**	**402**	**462**	**402**	**935**
+	Cash received (paid) on non-recurring transactions (included restructuring costs and non-recurring taxes)		(120)	(10)	(49)	(11)	(124)
+	Decrease (increase) in working capital	34	297	62	(205)	61	271
+	Profit or loss from discontinued operations		(30)	(2)	(9)	-	-
=	**Net cash from operating activities (A)**		**1 082**	**452**	**199**	**452**	**1 082**
-	Renovation and maintenance expenditure	35	(436)	(165)	(190)	(170)	(449)
-	Renovation and maintenance expenditure on non current assets held for sale	36	-	-	(82)	-	-
-	Development expenditure	36	(476)	(156)	(164)	(158)	(479)
+	Proceeds from disposals of assets		310	198	892	197	313
+	Profit or loss from discontinued operations		(13)	(8)	(7)	-	-
=	**Net cash used in investments/ divestments (B)**		**(615)**	**(131)**	**449**	**(131)**	**(615)**
+	Proceeds from issue of share capital		822	438	12	438	822
-	Reduction in capital		-	-	(262)	-	-
-	Dividends paid		(287)	(278)	(267)	(278)	(287)
-	Repayment of long-term debt		(704)	(211)	(194)	(215)	(702)
-	Payment of finance lease liabilities		(52)	(46)	(75)	(46)	(52)
+	New long term debt		664	590	180	591	664
=	**Increase (decrease) in long-term debt**		**(92)**	**333**	**(89)**	**330**	**(90)**
+	Increase (decrease) in short-term debt		(183)	28	(449)	30	(178)
+	Profit or loss from discontinued operations		7	(1)	(2)	-	-
=	**Net cash from financing activities (C)**		**267**	**520**	**(1 057)**	**520**	**267**
-	**Effect of changes in exchange rates (D)**		**(27)**	**(24)**	**4**	**(24)**	**(27)**
=	**Net change in cash and cash equivalents (E)=(A)+(B)+(C)+(D)**	30	**707**	**817**	**(405)**	**817**	**707**
+	Cash and cash equivalents at beginning of period		1 594	1 594	2 306	1 594	1 594
+	Effect of changes in fair value of cash and cash equivalents		5	1	4	1	5
+	Profit or loss from discontinued operations		-	-	(30)	-	-
-	Cash and cash equivalents at end of period		2 306	2 412	1 875	2 412	2 306
=	**Net change in cash and cash equivalents**	30	**707**	**817**	**(405)**	**817**	**707**

➤ Changes in Consolidated Shareholders' Equity

In € millions	Number of shares outstanding	Share capital	Additional paid-in capital	Translation reserve (2)	Fair value adjustments on Financial Instruments reserve (3)	Reserve relate to employee benefits	Reserve for actuarial gains/losses	Retained earnings and profit for the period	Shareholders' equity	Minority interests	Consolidated shareholders' Equity
At January 1, 2005	**205 731 778**	**617**	**2 187**	**(93)**	**125**	**10**	**-**	**282**	**3 128**	**70**	**3 198**
Issues of share capital											
- On conversion of equity notes (ORANE)	8 920 986	28	332	-	-	-	-	-	360	-	360
- On exercise of stock options	1 634 279	4	50	-	-	-	-	-	54	-	54
- On mergers	-	-	-	-	-	-	-	-	-	-	-
- Employee share issue	-	-	-	-	-	-	-	-	-	-	-
- Treasury stock	-	-	-	-	-	-	-	-	-	-	-
Gross dividends paid	-	-	-	-	-	-	-	(267)	(267)	(21)	(288)
Cumulative translation adjustment	-	-	-	285	-	-	-	-	285	8	293
Profit for the period	-	-	-	-	-	-	-	333	333	31	364
Fair value adjustments on financial instruments	-	-	(2)	-	422	-	-	-	420	-	420
Change in reserve for employee benefits	-	-	-	-	-	9	-	-	9	-	9
Change in reserve for acturial gains/losses	-	-	-	-	-	-	(21)	-	(21)	-	(21)
Effect of scope changes	-	-	-	-	-	-	-	-	-	7	7
At December 31, 2005	**216 287 043**	**649**	**2 567**	**192**	**547**	**19**	**(21)**	**348**	**4 301**	**95**	**4 396**
Issues of share capital											
- On conversion of equity notes (convertible bonds)	173 486	1	6	-	-	-	-	-	7	-	7
- On exercise of stock options	484 320	1	17	-	-	-	-	-	18	-	18
- On mergers	-	-	-	-	-	-	-	-	-	-	-
- Employee share issue	-	-	-	-	-	-	-	-	-	-	-
- Club Méditerranée earn-out payable (4)	(436 000)	(1)	(13)	-	-	-	-	-	(14)	-	(14)
Reduction in capital	(5 714 500)	(18)	(244)	-	-	-	-	-	(262)	-	(262)
Gross dividends paid	-	-	-	-	-	-	-	(248)	(248)	(19)	(267)
Cumulative translation adjustment	-	-	-	(159)	-	-	-	-	(159)	(6)	(165)
Profit for the period	-	-	-	-	-	-	-	226	226	15	241
Fair value adjustments on financial instruments	-	-	-	-	(5)	-	-	-	(5)	-	(5)
Change in reserve for employee benefits	-	-	-	-	-	6	-	-	6	-	6
Change in reserve for acturial gains/losses	-	-	-	-	-	-	1	-	1	-	1
Effect of scope changes	-	-	-	-	-	-	-	-	-	8	8
Effect of changes of a group of assets classified as held for sale	-	-	-	(4)	-	-	-	15	11	-	11
At June 30, 2006 (1)	**210 794 349**	**632**	**2 333**	**29**	**542**	**25**	**(20)**	**341**	**3 882**	**93**	**3 975**

(1) At June 30, 2006, Accor held 1,492,646 shares in treasury, with a fair value of €62 million. These shares have been deducted from equity at cost.

(2) Group exchange differences on translating foreign operations for the six months ended June 30, 2006, in the amount of €(163) million, mainly concern the US dollar € (112) million. The dollar's slide against the euro during the period is mainly explained by the negative translation adjustment of the Group's North American assets, primarily Motel 6 and Red Roof Inns.

The period-end euro/US dollar exchange rates applied to prepare the consolidated financial statements were as follows:

- ✓ 1.3621 at December 31, 2004
- ✓ 1.1797 at December 31, 2005
- ✓ 1.2713 at June 30, 2006

(3) 2005 change corresponding mainly to the recognition in equity of the equity component of the ORA equity notes issued to Colony Capital (see Note 26).

(4) Corresponding to the reversal of the provision set up at the time of acquisition of Club Méditerranée, covering part of the stock-based earn-out payment due to Caisse des Dépôts et Consignations.

Number of outstanding shares is detailed as follows:

Details on shares	June 2005	December 2005	June 2006
Total number of shares authorized	206 835 234	217 265 774	212 172 995
Number of fully paid shares issued and outstanding	206 835 234	217 265 774	212 172 995
Number of shares issued and outstdanding not fully paid	-	-	-
Par value per share (in €)	3	3	3
Treasury stock	1 528 731	1 528 731	1 492 646
Number of shares held for allocation on exercise of stock options and grants	-	-	-

Average number of ordinary shares before and after dilution is presented as follows:

Accor's share capital at June 30, 2006	212 172 995	
Shares in treasury	(1 492 646)	
Equity Notes issued for Colony	12 820 500	
Adjustment from Convertible bonds and Stock option plans exercised during the period	(212 748)	
Adjustment from shares buy back during the period	4 990 620	
Average number of ordinary shares outstanding during the period	228 278 721	(See Note 25)
Number of potential ordinary shares resulting from conversion of Stock option plans	2 083 284	
Number of potential ordinary shares resulting from conversion of Bonds and Equity Notes	17 837 781	
Adjustment from Convertible bonds exercised during the period	22 900	
Number of ordinary shares used to calculate diluted earnings per share	248 222 686	(See Note 25)

Key Management Ratios

	Note	June 2005	Dec 2005	June 2006
Gearing	a	52%	32%	31%
Adjusted Funds from Ordinary Activities / Adjusted Net Debt	b	15,5%	16,8%	18,5%
Return On Capital Employed	c	10,3%	10,7%	11,0%
Economic Value Added (EVA ®) (in € millions)	d	213	225	176

Note (a): Gearing corresponds to the ratio of net debt to equity (including minority interests).

Note (b): Adjusted Funds from Ordinary Activities / Adjusted Net Debt is calculated as follows, corresponding to the method used by the main rating agencies:

	June 2005	Dec 2005	June 2006
Net debt at end of the period	1 964	1 420	1 248
Debt restatment prorated over the period	129	17	27
Average debt	1 835	1 403	1 221
8% discounted rental commitments (see Note 6)	5 458	5 469	5 357
Total adjusted net debt	7 293	6 872	6 578
Funds from Ordinary Activities	890	935	995
Rental amortization (see Note 6)	240	221	219
Adjusted Funds from Ordinary Activities	1 130	1 156	1 214
Adjusted Funds from Ordinary Activities / Adjusted Net Debt	15,5%	16,8%	18,5%

Note (c): Return On Capital Employed (ROCE) is defined below.

Note (d): Economic Value Added (EVA ®).

2005 and 2006 Economic Value Added (EVA) has been calculated as follows:

		June 2005	Dec 2005	June 2006
Cost of equity	(1)	7,73%	7,57%	8,56%
Cost of debt (after tax)		3,19%	3,30%	3,38%
Equity/debt weighting				
-- Equity		65,75%	75,58%	76,11%
-- Debt		34,25%	24,42%	23,89%
Weighted Average Cost of Capital (WACC)	(2)	**6,18%**	**6,53%**	**7,32%**
ROCE after tax	(3)	**8,21%**	**8,62%**	**8,88%**
Capital Employed (in € millions)		**10 441**	**10 798**	**11 294**
Economic Value Added (in € millions)	(4)	**213**	**225**	**176**

(1) The Beta used to calculate the cost of equity for 2005 and 2006 was 1 and the 10-year OAT rate as at each year-end has been used as the risk-free rate.

(2) WACC is determined as follows:

$$\text{Cost of equity} \times \frac{\text{Equity}}{(\text{Equity} + \text{Debt})} + \text{Cost of debt} \times \frac{\text{Debt}}{(\text{Equity} + \text{Debt})}$$

(3) ROCE after tax is determined as follows:

$$\frac{\text{EBITDA} - [(\text{EBITDA} - \text{depreciation, amortization and provisions}) \times \text{tax rate}]}{\text{Capital employed}}$$

For example, at June 30, 2006 the data used in the formula were as follows:

EBITDA	: €1,248 million (see ROCE hereafter)
Depreciation, amortization and provisions	: €(220) million
Notional tax rate	: 29.9% (see Note 16.2)
Capital employed	: €11,294 million (see ROCE hereafter)

(4) EVA is determined as follows:
(ROCE after tax – WACC) x Capital Employed

A 0.1 point increase or decrease in the Beta would have had a €38 million in 2006 and €35 million impact on EVA in 2005.

➤ Return on Capital Employed (ROCE) by Business Segment

Return on Capital Employed (ROCE) is a key management indicator used internally to measure the performance of the Group's various businesses.
It is also an indicator of the profitability of assets that are either not consolidated or accounted for by the equity method.

It is calculated on the basis of the following aggregates derived from the consolidated financial statements:

- Adjusted EBITDA: for each business, EBITDA plus revenue from financial assets and investments in associates (dividends and interest).
- Capital Employed: for each business, the average cost of non-current assets, before depreciation, amortization and provisions, plus working capital.

ROCE corresponds to the ratio between EBITDA and average capital employed for the period. In June 2006, ROCE stood at 11% (exluding travel agencies) versus 10.7% in fiscal 2005. Excluding hotels under construction (representing capital employed that does not currently generate any EBITDA), ROCE would have been 11.1% in June 2006 and 10.8% in fiscal 2005.

In € millions		June 2005 Published (12 months)	2005 Published	June 2006 (12 months)
Capital employed		11 158	11 389	11 288
Adjustments on capital employed	(1)	(966)	(665)	132
Effect of exchange rate on capital employed	(2)	249	74	(126)
Proforma Average Capital Employed		**10 441**	**10 798**	**11 294**
Travel Agencies		510	493	484
Published Average Capital Employed		**10 951**	**11 291**	**11 778**
EBITDA		1 020	1 095	1 184
Interest income on external loans and dividends		43	36	34
Share of profit of associates before tax (see Note 11)		9	23	30
Proforma Adjusted EBITDA		**1 072**	**1 154**	**1 248**
Travel Agencies		64	54	55
Published Adjusted EBITDA		**1 136**	**1 208**	**1 303**
Proforma ROCE (Adjusted EBITDA/Capital Employed)		**10,3%**	**10,7%**	**11,0%**
Travel Agencies		12,5%	11,0%	11,4%
Published ROCE (Adjusted EBITDA/Capital Employed)		**10,4%**	**10,7%**	**11,1%**

(1) For the purpose of calculating ROCE, capital employed is prorated over the period of EBITDA recognition in the income statement. For example, the capital employed of a business acquired on June 30 that did not generate any EBITDA during the period would not be included in the calculation.

(2) Capital employed is translated at the average exchange rate for the year, corresponding to the rate used to translate EBITDA.

Return on capital employed (ratio between EBITDA and average capital employed) over a 12-month rolling period is as follows, by business segment:

Business	**June 2005** (12 months)		**2005**		**June 2006** (12 months)	
	Capital Employed In € millions	ROCE %	Capital Employed In € millions	ROCE %	Capital Employed In € millions	ROCE %
HOTELS	**7 853**	**9,4%**	**7 874**	**9,9%**	**8 202**	**10,3%**
Up and Midscale Hotels	3 959	7,8%	3 925	8,0%	4 071	8,2%
Economy Hotels	1 766	16,0%	1 759	16,7%	1 877	17,0%
Economy Hotels United States	2 128	7,0%	2 190	7,7%	2 254	8,6%
SERVICES	**849**	**25,1%**	**936**	**26,0%**	**1 043**	**26,3%**
OTHER BUSINESSES						
Casinos	366	11,9%	429	10,6%	438	10,3%
Restaurants	235	12,8%	235	14,0%	249	13,3%
Onboard Train Services	110	15,5%	123	15,3%	136	13,2%
Holding Companies and other	1 028	2,8%	1 201	3,0%	1 226	2,3%
PROFORMA GROUP TOTAL	**10 441**	**10,3%**	**10 798**	**10,7%**	**11 294**	**11,0%**
Travel Agencies	510	12,5%	493	11,0%	484	11,4%
PUBLISHED GROUP TOTAL	**10 951**	**10,4%**	**11 291**	**10,7%**	**11 778**	**11,1%**

Notes

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

In accordance with European Commission regulation 1606/2002 dated July 19, 2002 on the application of international financial reporting standards, the Accor Group consolidated financial statements are prepared in accordance with the International Financial Reporting Standards endorsed by the European Union and applicable at June 30, 2006.

The Group has not elected for early adoption of the following standards and interpretations endorsed by the European Union as of June 30, 2006 but applicable after June 30, 2006:
- IFRS 7 "Financial Instruments : Disclosures" endorsed as of January 27, 2006;
- Amendment to IAS 1 "Capital Disclosures" endorsed as of January 27, 2006;
- Interpretation IFRIC 7 "Applying the Restatement Approach under IAS 29 Financial reporting in Hyperinflationary Economies" endorsed as of May 9, 2006;

The Group has elected for early adoption of the following standards:
- Amendment to IAS 19 "Actuarial gains and losses, Group Plans and Disclosures" early adopted for December 31, 2005 Financial Statements ;
- Amendment to IAS 39 "Cash flow Hedge Accounting of Forecast Intragroup transactions" early adopted for December 31, 2004 Financial Statements.

The other standards and interpretations endorsed by the European Union as of June 30, 2006 but applicable after June 30, 2006 are not applicable to Accor Group.

The Group has not elected for early adoption of other new standards and interpretations not yet endorsed by the European Union as of June 30, 2006.

The financial statements of consolidated companies, prepared in accordance with local accounting principles, have been restated to conform to Group policies prior to consolidation. All consolidated companies have a December 31 year-end, except for Groupe Lucien Barrière SAS, Club Méditerranée and Go Voyages whose year-end is October 31. Consequently, these companies have been consolidated based on financial statements for the six months ended April 30, 2006.

Financial statements for 2004 and 2005 prepared in accordance with international financial reporting standards are disclosed in reference document D.06-208 filed with the Autorité des Marchés Financiers on April 4, 2006.

The main accounting methods applied are as follows:

A. Consolidation methods

The companies over which the Group exercises exclusive *de jure* or *de facto* control, directly or indirectly, are fully consolidated.

Companies controlled and operated jointly by Accor and a limited number of partners under a contractual agreement are proportionally consolidated.

Companies over which the Group exercises significant influence are accounted for by the equity method. Significant influence is considered as being exercised when the Group owns between 20% and 50% of the voting rights.

The assets and liabilities of subsidiaries acquired during the period are initially recognized at their fair value at the acquisition date. Minority interests are determined based on the initially recognized fair values of the underlying assets and liabilities.

In accordance with IAS 27 "Consolidated and Separate Financial Statements", potential voting rights held by Accor that are currently exercisable (call options) are taken into account to determine the existence of control over the company concerned.

B. Goodwill

In the year following the acquisition of a consolidated company, fair value adjustments are made to the identifiable assets and liabilities acquired. For this purpose, fair values are determined in the new subsidiary's local currency.
In subsequent years, these fair value adjustments follow the same accounting treatment as the items to which they relate.

B.1. POSITIVE GOODWILL

Goodwill, representing the excess of the cost of a business combination over the Group's equity in the net fair value of the identifiable assets and liabilities acquired at the acquisition date, is recognized in assets under "Goodwill".

Goodwill arising on acquisition of associates – corresponding to companies over which the Group exercises significant influence – is recognized in the carrying amount of the investment. Goodwill arising on acquisition of subsidiaries and jointly controlled entities is reported separately.

In accordance with IFRS 3 "Business Combinations", goodwill is not amortized but is tested for impairment at least once a year and more frequently if there is any indication that it may be impaired. The methods used to test goodwill for impairment are described in Note 1.D.6. If the carrying amount of goodwill exceeds the recoverable amount, an irreversible impairment loss is recognized in profit.

B.2. NEGATIVE GOODWILL

Negative goodwill, representing the excess of the Group's equity in the net fair value of the identifiable assets and liabilities acquired at the acquisition date over the cost of the business combination, is recognized immediately in profit.

C. Foreign currency translation

The balance sheets of foreign subsidiaries are translated into euros at the closing exchange rate, and their income statements are translated at the average rate for the period. Differences arising from translation are recorded as a separate component of equity and recognized in profit on disposal of the business.

For subsidiaries operating in hyperinflationary economies, non-monetary assets and liabilities are translated at the exchange rate on the transaction date (historical rate) and monetary assets and liabilities are translated at the closing rate. In the income statement, income and expense related to non-monetary assets and liabilities are translated at the historical rate and other items are translated at the average rate for the month in which the transaction was recorded. Differences arising from the application of this method are recorded in the income statement under "Net financial expense".

D. Non-current assets

D.1. INTANGIBLE ASSETS

In accordance with IAS 38 "Intangible Assets", intangible assets are measured at cost less accumulated amortization and any accumulated impairment losses.

Brands and lease premiums ("droit au bail") in France are considered as having indefinite useful lives and are therefore not amortized. Their carrying amount is reviewed at least once a year and more frequently if there is any indication that they may be impaired. If their fair value determined according to the criteria applied at the acquisition date is less than their carrying amount, an impairment loss is recognized (see Note 1.D.6).

Other intangible assets (licenses and software) are considered as having finite useful lives. They are amortized on a straight-line basis over their useful lives.
The clientele of hotels outside France is generally amortized over the life of the underlying lease.

Identifiable intangible assets recognized in a business combination are initially recognized at amounts determined by independent valuations, performed using relevant criteria for the business concerned that can be applied for the subsequent measurement of the assets. Identifiable brands are measured based on multiple criteria, taking into account both brand equity and their contribution to profit.

D.2. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses, in accordance with IAS 16 "Property, Plant and Equipment". Cost includes borrowing costs directly attributable to the construction of assets.

Assets under construction are measured at cost less any accumulated impairment losses. They are depreciated from the date when they are ready for use.

Property, plant and equipment are depreciated on a straight-line basis over their estimated useful lives, determined by the components method, from the date when they are put in service. The main depreciation periods applied are as follows:

	Upscale and Midscale Hotels	Economy Hotels
Buildings	50 years	35 years
Building improvements, fixtures and fittings	7 to 25 years	
Capitalized construction-related costs	50 years	35 years
Equipment	5 to 15 years	

D.3. BORROWING COSTS

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are included in the cost of the asset. Other borrowing costs are recognized as an expense for the period in which they are incurred.

D.4. LEASES AND SALE-AND-LEASEBACK TRANSACTIONS

Leases are analysed based on IAS 17 "Leases".

Leases that transfer substantially all the risks and rewards incidental to ownership of an asset to the lessee are qualified as finance leases and accounted for as follows:

- The leased item is recognized as an asset at an amount equal to its fair value or, if lower, the present value of the minimum lease payments, each determined at the inception of the lease.
- A liability is recognized in the same amount, under "Finance lease liabilities".
- Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability.
- The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

The asset is depreciated over its useful life, in accordance with Group accounting policy, if there is reasonable certainty that the Group will obtain ownership of the asset by the end of the lease term; otherwise the asset is depreciated by the components method over the shorter of the lease term and its useful life.

Where sale-and-leaseback transactions result in a finance lease, any excess of sales proceeds over the carrying amount is deferred and amortized over the lease term, unless there has been impairment in value.

Lease payments under operating leases are recognized as an expense on a straight-line basis over the lease term. Future minimum lease payments under non-cancelable operating leases are disclosed in Note 6. Where sale-and-leaseback transactions result in an operating lease and it is clear that the transaction is established at fair value, any profit or loss is recognized immediately. Fair value for this purpose is generally determined based on independent valuations.

D.5. OTHER FINANCIAL INVESTMENTS

Other financial investments, corresponding to investments in non-consolidated companies, are measured at fair value. Changes in fair value are accumulated in equity and recognized in profit when the investments are sold. An impairment loss is recognized on significantly impaired investments whose value is not expected to recover in the foreseeable future. The impairment loss is recognized in profit and is not reversible.

D.6. RECOVERABLE VALUE OF ASSETS

In accordance with IAS 36 "Impairment of Assets", the carrying amounts of property, plant and equipment, intangible assets and goodwill are reviewed and tested for impairment when there is any indication that they may be impaired and at least once a year for the following:

- Assets with an indefinite useful life : goodwill, brands and lease premiums are considered as having an indefinite useful life; and
- Intangible assets not yet available for use.

CRITERIA USED FOR IMPAIRMENT TESTS

For impairment testing purposes, the criteria considered as indicators of a possible impairment in value are the same for all businesses:

- 15% fall in revenue, based on a comparable consolidation scope ; or
- 30% fall in EBITDA, based on a comparable consolidation scope.

CASH-GENERATING UNIT

Impairment tests are performed individually for each asset excepted when an asset does not generate cash inflows. In this case, it is included in a cash-generating unit (CGU) and impairments tests are performed at the level of the cash-generating unit.
In the hotel business, all the property, plant and equipment incorporated to a hotel are grouped together to create a cash-generating unit.
Goodwill is tested for impairment at the level of the cash-generating unit (CGU) to which it belongs. CGUs correspond to specific businesses and countries; they include not only goodwill but also all the related property, plant and equipment and intangible assets.
Other assets, and in particular intangible assets, are tested individually.

METHODS USED TO DETERMINE RECOVERABLE VALUE

Impairment tests consist in comparing the carrying amount of the asset or the CGU with its recoverable value. The recoverable value of all the assets or the CGUs is determined according to a two-step approach, multiple of EBITDA method and after discounted cash flow method, except for intangible assets (excluded goodwill), only discounted cash flow method applies:

1. Valuation by the multiple of EBITDA method.

For impairment tests performed by hotel, this method consists of calculating each hotel's average EBITDA for the last two years and applying a multiple based on the hotel's location and category. The multiples applied by the Group are as follows:

Segment	Coefficient
Upscale and midscale hotels	$7.5 < x < 10.5$
Economy hotels	$6.5 < x < 8$
Economy hotels USA	$6.5 < x < 8$

For impairment tests performed by country, the recoverable value is determined by applying to the country's average EBITDA for the last two years a multiple based on its geographic location and a country coefficient.

If the recoverable value is less than the carrying amount, the asset's recoverable value will be recalculated according the discounted cash flows method.

2. Valuation by the discounted cash flows method.

The projection period is limited to five years. Cash flows are discounted at a rate corresponding to the Group's weighted average cost of capital at the previous year-end, adjusted in all cases for country risk. The projected long-term rate of revenue growth reflects each country's economic outlook.

IMPAIRMENT LOSS MEASUREMENT

If the recoverable value is less than the carrying amount, an impairment loss is recognized in an amount corresponding to the lower of the losses calculated by the multiple of EBITDA and discounted cash flows methods. Impairment losses are recognized in the income statement under "Impairment losses" (see Note 1.R.6).

REVERSING OF AN IMPAIRMENT LOSS

In accordance with IAS 36 "impairment of Assets", impairment losses on goodwill are irreversible. Impairment losses on intangible assets with a finite useful life, such as patents and software, are irreversible too. Losses on property, plant and equipment and on intangible assets with an indefinite useful life, such as brands, are reversible in the case of a change in estimates used to determine their recoverable amount.

D.7. ASSETS HELD FOR SALE

In accordance with IFRS 5 "Non-Current Assets Held for Sale and Discontinued Operations", as from January 1, 2005, assets or group of assets held for sale are presented separately on the face of the balance sheet, at the lower of their carrying amount and fair value less costs to sell.

Assets are classified as "held for sale" when they are available for immediate sale in their present condition, their sale in the foreseeable future is highly probable and an active program to find a buyer has been initiated by management.

This item groups together:

- Non-current assets held for sale.
- The whole of the current and non-current assets related to a business or geographical segment (i.e. to a discontinued operation) itself held for sale.

E. Inventories

Inventories are measured at the lower of cost and net realizable value, in accordance with IAS 2 "Inventories". Cost is determined by the weighted average cost method.

F. Service voucher reserve funds

Service voucher reserve funds are held in special escrow accounts, to comply with legal requirements in France on the use of Ticket Restaurant operating funds. They require issuers of service vouchers to set aside the equivalent of the aggregate face value of outstanding vouchers in a special reserve fund.

G. Prepaid expense

Prepaid expenses correspond to expenses paid during the period that relate to subsequent periods. They also include the effect of recognizing rental expense on a straight-line basis over the life of the lease (see Note 6). Prepaid expenses are included in "Other receivables and accruals".

H. Employee benefits expense

Employee benefits expense includes all amounts paid or payable to employees, including profit-sharing and the cost of stock option plans.

I. Provisions

In accordance with IAS 37 "Provisions, Contingent Liabilities and Contingent Assets", a provision is recognized when the Group has a present obligation (legal, constructive or implicit) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation. The amount of each provision is determined based on the type of obligation and the most probable assumptions.

Provisions for restructuring costs are recorded when the Group has a detailed formal plan for the restructuring and the plan's main features have been announced to those affected by it.

J. Pensions and other post-employment benefits

The Group operates various complementary pension, length-of-service award and other post-employment benefit plans, in accordance with the laws and practices of the countries where it operates. These plans are either defined contribution or defined benefit plans.

Under defined contribution plans, the Group pays fixed contributions into a separate fund and has no legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay benefits. Contributions under these plans are recognized immediately as an expense.

For defined benefit plans, including multi-employer plans when the manager is able to provide the necessary information, the Group's obligation is determined in accordance with IAS 19 "Employee Benefits".

The Group's obligation is determined by the projected unit credit method based on actuarial assumptions related to future salary levels, retirement age, mortality, staff turnover and the discount rate. These assumptions take into account the macro-economic environment and other specific conditions in the various host countries.

Pension and other retirement benefit obligations take into account the market value of plan assets. The amount recognized in the balance sheet corresponds to the discounted present value of the defined benefit obligation less the fair value of plan assets. Any surpluses, corresponding to the excess of the fair value of plan assets over the projected benefit obligation, are recognized only when they represent the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan. For post-employment benefits, actuarial gains and losses arising from changes in actuarial assumptions and experience adjustments are, since December 31, 2005, recognized immediately in equity in accordance with the option offered by the amendment to IAS 19 published by the IAS Board in 2004 and endorsed by the European Union on November 8, 2005. The effect of changes in actuarial assumptions at December 31, 2004 was not material. Consequently, 2004 actuarial gains and losses are recognized in profit and have not been reclassified in equity.

The net defined benefit obligation is recognized in the balance sheet under "Long-term Provisions".

K. Translation of foreign currency transactions

Foreign currency transactions are recognized and measured in accordance with IAS 21 "Effects of Changes in Foreign Exchange Rates". As prescribed by this standard, each Group entity translates foreign currency transactions into its functional currency at the exchange rate on the transaction date.

Foreign currency receivables and payables are translated into euros at the closing exchange rate. Foreign currency financial liabilities measured at fair value are translated at the exchange rate on the valuation date. Gains and losses arising from translation are recognized in "Net financial expense", except for gains and losses on financial liabilities measured at fair value which are recognized in equity.

The presentation currency is the euro.

L. Deferred tax

In accordance with IAS 12 "Income Taxes", deferred taxes are recognized on temporary differences between the carrying amount of assets and liabilities and their tax base by the liability method. This method consists of adjusting deferred taxes at each period-end, based on the tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date. The effects of changes in tax rates (and tax laws) are recognized in the income statement for the period in which the rate change is announced.

A deferred tax liability is recognized for all temporary differences, except when it arises from the initial recognition of non-deductible goodwill or the initial recognition of an asset or liability in a transaction which is not a business combination and which, at the time of the transaction, affects neither accounting profit nor taxable profit. The only exception concerns deferred taxes arising from the difference in treatment of certain leases accounted for as operating leases in the individual company accounts and as finance leases in the consolidated accounts.

A deferred tax liability is recognized for all taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures except when:

- The Group is able to control the timing of the reversal of the temporary difference; and
- It is probable that the temporary difference will not reverse in the foreseeable future.

A deferred tax asset is recognized for ordinary and evergreen tax loss carryforwards only when it is probable that the asset will be recovered in the foreseeable future.

Income taxes are normally recognized in the income statement. However, when the underlying transaction is recognized in equity, the related income tax is also recorded in equity.

In accordance with IAS 12, deferred taxes are not discounted.

M. Share-based payments

M.1. SHARE-BASED PAYMENTS

In accordance with the transitional provisions of IFRS 2 "Share-based Payment", employee benefits expense is recognized only for grants of shares, stock options or other equity instruments that were granted after November 7, 2002 and had not yet vested at January 1, 2005.
IFRS 2 applies to six stock option plans set up between 2003 and June 30, 2006. The options are not subject to any restrictions, except that grantees must still be employed by the Group at the vesting date.

The service cost representing consideration for the stock options is recognized in expense over the vesting period by adjusting equity. The expense recognized in each period corresponds to the fair value of the goods and services received at the grant date, as determined using the Black & Scholes option-pricing model.

When the options are exercised, the cash settlement is recorded in cash and cash equivalents and in equity. The amount recognized in equity is allocated between "Share capital" and "Additional paid-in capital".

IFRS 2 also applies to employee benefits granted through the Employee Stock Ownership Plan to the extent that shares are purchased at a discount by participating employees. Accordingly, when rights under the plan are exercisable at a price that is less than the fair value of the shares at the grant date, an expense is recognized immediately or over the vesting period, as appropriate.

SHARE-BASED PAYMENTS OF ACCOR GROUP SUBSIDIARIES

Stock option plans have also been set up by certain Group companies, mainly in the United States and France. As the subsidiaries concerned are not listed on the stock exchange, Accor has given a commitment to buy back the shares issued on exercise of the options at a price based on their fair value, generally corresponding to a multiple of EBITDA less net debt. Most of these plans are governed by IFRS 2. Since they represent cash-settled plans, the related cost is accrued over the vesting period and the accrual is adjusted at each period-end based on updated valuation assumptions.

M.2. TREASURY STOCK

Accor shares held by the Company and/or subsidiaries are recognized as a deduction from equity.

Gains and losses on sales of treasury stock (and the related tax effect) are recognized directly in equity without affecting profit. No impairment losses are recognized on treasury stock.

N. Financial instruments

Financial assets and liabilities are recognized and measured in accordance with IAS 39 "Financial Instruments, Recognition and Measurement", and its amendments. The Group has also elected for early adoption at January 1, 2004, of Amendment to IAS 39 "Cash Flow Hedge Accounting of Forecast Intragroup Transactions" which was endorsed by the European Union on December 21, 2005. Amendment to IAS 39 "The Fair Value Option" is not applicable to Accor Group because the Group has not elected to designate financial instruments as at fair value through profit or loss upon initial recognition. The Group has not elected for early adoption of IFRS 7 "Financial Instruments: Disclosures" which was endorsed by the European Union on January 11, 2006 and is applicable from January 1, 2007.

Financial assets and liabilities are recognized in the balance sheet when the Group becomes a party to the contractual provisions of the instrument.

FINANCIAL ASSETS

Financial assets are classified between the three main categories defined in IAS 39, as follows:

- Time deposits and loans to non-consolidated companies are classified as "Loans and receivables" and measured at amortized cost.
- Bonds and other marketable securities intended to be held to maturity are classified as "Held to maturity investments" and measured at amortized cost.

For these two categories, amortized cost is equivalent to purchase cost, because no material transaction costs are incurred.

- Equities, mutual fund units and investments in non-consolidated companies are classified as "Held for sale financial assets" and are measured at fair value, with changes in fair value recognized in equity.

DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments such as interest rate and currency swaps, caps and forward purchases of foreign currencies, are used solely to hedge exposures to changes in interest rates and exchange rates.

They are measured at fair value. Changes in fair value are recognized in profit, except for instruments qualified as cash flow hedges (hedges of variable rate debt) for which changes in fair value are recognized in equity.

The fair value of interest rate derivatives is equal to the present value of the instrument's future cash flows, discounted at the interest rate for zero-coupon bonds. The fair value of currency derivatives is determined based on the forward exchange rate at the period-end.

FINANCIAL LIABILITIES HEDGED BY DERIVATIVE INSTRUMENTS

Financial liabilities hedged by derivative instruments qualify for hedge accounting. The derivative instruments are classified as either fair value hedges or cash flow hedges.

Financial liabilities hedged by fair value hedges are measured at fair value, taking into account the effect of changes in interest rates. Changes in fair value are recognized in profit and are offset by changes in the fair value of the hedging instrument.

Financial liabilities hedged by cash flow hedges are measured at amortized cost. Changes in the fair value of the hedging instrument are accumulated in equity and are reclassified into profit in the same period or periods during which the financial liability affects profit.

BANK BORROWINGS

Interest-bearing drawdowns on lines of credit and bank overdrafts are recognized for the amounts received, net of direct issue costs.

CONVERTIBLE BONDS

Convertible bonds are qualified as hybrid instruments comprising a host contract, recognized in debt, and an embedded derivative, recognized in equity. The carrying amount of the host contract or debt component is equal to the present value of future principal and interest payments, discounted at the rate that would be applicable to ordinary bonds issued at the same time as the convertible bonds, less the value of the conversion option calculated at the date of issue. The embedded derivative or equity component is recognized in equity for an amount corresponding to the difference between the nominal amount of the issue and the value attributed to the debt component. Costs are allocated to the two components based on the proportion of the total nominal amount represented by each component. The difference between interest expense recognized in accordance with IAS 39 and the interest paid is added to the carrying amount of the debt component at each period-end, so that the carrying amount at maturity of unconverted bonds corresponds to the redemption price.

OTHER FINANCIAL LIABILITIES

Other financial liabilities are measured at amortized cost. Amortized cost is determined by the effective interest method, taking into account the costs of the issue and any issue or redemption premiums.

O. Cash and cash equivalents

Cash and cash equivalents include cash at bank and in hand, and short-term investments in money market instruments. These instruments generally have maturities of less than three months and are readily convertible into known amounts of cash; their exposure to changes in value is minimal.

P. Liabilities of assets classified as held for sale

In accordance with IFRS 5 "Non-Current Assets Held for Sale and Discontinued Operations", this item includes all the liabilities (excluded equity) related to a group of assets classified as held for sale (See Note 1.D.7).

Q. Put Options granted by Accor

IAS 32 "Financial Instruments: disclosures and presentation" requires that the value of the financial commitment represented by put options granted by Accor to minority interests in subsidiaries, be recognized as a debt. The difference between the debt and the related minority interests in the balance sheet, corresponding to the portion of the subsidiary's net assets represented by the shares underlying the put, is recognized as goodwill. The amount of the debt is determined based on a multiple of the EBITDA reflected in the 5-year business plan of the subsidiary concerned and is discounted. Changes in the debt arising from business plan adjustments are recognized in goodwill. Discounting adjustments are recognized in financial expense.

R. Income statement and cash flow statement presentation

R.1. REVENUE

In accordance with IAS 18 "Revenue", revenue corresponds to the value of goods and services sold in the ordinary course of business by fully and proportionally consolidated companies. It includes:

- For directly owned and leased hotels, all revenue received from clients for accommodation, catering and other services, and for managed and franchised hotels, all management and franchise fees.
- For the service businesses, fees received from client companies, contributions received from restaurant operators, royalties for the use of Group trademarks and technical assistance fees.
- For the travel agency business, distribution commissions on ticket sales and car hire and hotel bookings, service fees and the margin on vacation package sales with no risk for the Group.
- For onboard train services, sleeping compartment and food services billed to railway operators and grants received.
- For casinos, gross gaming receipts (slot machines and traditional casino games).

In accordance with IAS 18 "Revenue", revenue is measured at the fair value of the consideration received or receivable, net of all discounts and rebates, VAT and other sales taxes.

Revenue from product sales is recognized when the product is delivered and the significant risks and rewards of ownership are transferred to the buyer. Revenue from sales of services is recognized when the service is rendered. Revenue from sales of loyalty programs is recognised on a straight-line basis over the life of the cards in order to reflect the timing, nature and value of the benefits provided.

R.2. OTHER OPERATING REVENUE

Other operating revenue consists of interest income on service voucher reserve funds. The interest corresponds to the service voucher business's operating revenue and is included in the determination of consolidated revenue.

R.3. EBITDAR

Earnings before interest, tax, depreciation, amortization and rental expense and share of profit of associates after tax (EBITDAR) correspond to revenue less operating expense. EBITDAR is used as a key management indicator.

R.4. OPERATING PROFIT BEFORE TAX AND NON RECURRING ITEMS

Operating profit before tax and non recurring items is an indicator of Group performance after financing costs. It corresponds to EBIT less net financial expense plus the Group's share of the profits of associates.

R.5. RESTRUCTURING COSTS

Restructuring costs correspond to all the costs incurred in connection with restructuring operations.

R.6. IMPAIRMENT LOSSES

Impairment losses correspond to all the losses and provisions recorded in accordance with IAS 36 "Impairment of Assets".

R.7. GAINS AND LOSSES ON MANAGEMENT OF HOTEL PROPERTIES

Gains and losses on management of hotel properties arise from the routine management of the hotel portfolio. The transactions concerned are not directly related to the management of continuing operations.

R.8. GAINS AND LOSSES ON MANAGEMENT OF OTHER ASSETS

This item corresponds to gains and losses on management of fixed assets other than hotels and movements in provisions, as well as other gains and losses on non-recurring transactions. The transactions concerned are not directly related to the management of continuing operations.

R.9. PROFIT OR LOSS FROM DISCONTINUED OPERATIONS

Profit or loss from discontinued operations is the only item net of tax. This item corresponds to:

- The profit or loss net of tax of the discontinued operations carried out until the date of transfer or until the closing date if the discontinued operation is not sold at this date.
- The gain or loss net of tax recognized on the disposal of the discontinued operations if the discontinued operation has been sold before the closing date.

R.10. CASH FLOW STATEMENT

The cash flow statement is presented on the same basis as the management reporting schedules used internally to manage the business. It shows cash flows from operating, investing and financing activities.

Cash flows from operating activities include:

- Funds from operations, before non-recurring items and after changes in deferred taxes and gains and losses on disposals of assets.
- Cash received and paid on non-recurring transactions.
- Changes in working capital.

Cash flows from investing activities comprise:

- Renovation and maintenance expenditure to maintain in a good state of repair operating assets held at January 1 of each year.
- Development expenditure, including the fixed assets and working capital of newly consolidated subsidiaries and additions to fixed assets of existing subsidiaries.
- Development expenditure on non-current assets classified as held for sale.
- Proceeds from disposals of assets.

Cash flows from financing activities include:

- Changes in capital
- Changes in debt.

S. Earnings per share

The methods used to calculate basic and diluted earnings per share are in accordance with IAS 33 “Earnings Per Share”.

T. Other information

Current assets and liabilities are assets and liabilities that the Group expects to recover or settle:

- In the normal course of business, or
- Within twelve months of the period-end.

The Board of Directors of September 5, 2006 approved these financial statements for publication.

Note 2. Significant Events and Changes in Scope of Consolidation

A. Strategic refocusing on Hotels and Services

A.1 DIVESTMENT OF ITS STAKE IN COMPASS

At March 7, 2006, Accor sold its entire 1.42% stake in Compass Group PLC. This stake of 30,706,882 shares was sold for a total amount of €95 million carrying out a loss of €4 million (See Note 15). Accor no longer holds shares in Compass.

A.2 DIVESTMENT OF ITS STAKE IN CLUB MEDITERRANEE

A.2.1 History

In June 2004, Accor acquired 28.9% of the capital of Club Méditerranée, including 21.2% from the Agnelli Group (Exor/Ifil) and 7.7% from Caisse des Dépôts et Consignations (CDC).

The transaction was based on a price per Club Méditerranée share of €45, representing a total investment of €252 million. The agreements included an earn-out clause based on Club Méditerranée's future results, providing for the payment of up to €41 million to the Agnelli Group and of 550,000 Accor shares to CDC. If the results targets were met, the Agnelli group earn-out, recognised on first time consolidation, would be paid after the close of the fiscal year ended October 31, 2005 or after the close of the fiscal year ending October 31, 2006, and the CDC group earn-out, also recognised on first time consolidation, would be paid after the close fiscal year ending October 31, 2006 or after the close of the fiscal year ending October 31, 2007.

Accor financed the acquisition by issuing €279 million worth of ORANE convertible bonds in August 2004. Each €40 bond is convertible into one Accor share. Substantially all of the issue was taken up by CDC which acquired bonds totalling €269 million. The bonds were converted into shares following approval of the transaction by the European anti-trust authorities on October 22, 2004.

Club Méditerranée was accounted for by the equity method at December 31, 2004 based on its financial statements for the fiscal year ended October 31, 2004, with no impact on 2004 consolidated profit. In 2005 profit has been consolidated under the equity method.

A.2.1 2006 events

As part of the strategic review of its financial investments, Accor decided, during the period, to divest most of its stake in Club Méditérranée, 22.93% of the capital on a total stake of 28.93%. At June 9, 2006, Accor sold 13.5% of its stake at a price of €44.9 per share to a group of investors bound up with a shareholders agreement of which Accor is part of. Then, last June 14, Accor sold 4% of its stake at a price of €44.9 per share to another investor.
Accor will sell in the near future, in its best interests, additional shares to the extent of 5.43% in order to maintain a 6% stake in Club Méditerranée. In order to perpetuate the synergies achieved between both groups, Accor commits, as part of the shareholders agreement, to maintain a 6% stake in Club Méditerranée during 2 years.

The sale led to Club Méditerranée being excluded from the scope of consolidation at June 30, 2006. The remaining shares are carried in the consolidated balance sheet at fair value, under "Other financial investments"; in accordance with Group accounting policies (see Note 1.N).

The sale generated a loss of € (7) million recognized in « Gains or Losses in Management of Other Assets » (See Note 15). Moreover, the shares have been written down by € (13) million, including € (7) million through a charge against equity.

A.3 DIVESTMENT OF ITS STAKE IN CARLSON WAGONLIT TRAVEL

As part of the strategic review of its business portfolio, Accor Group has signed the last April 27 an agreement to sell for $465 million its entire 50% interest in Carlson Wagonlit Travel (CWT) to Carlson Companies and One Equity Partners LLC (OEP), a private equity affiliate of JP Morgan Chase & Co. Accor Group and Carlson Companies had each owned a 50% interest in CWT since 1997. As part of the transaction, Accor and CWT have signed a three-year, renewable strategic partnership designed to secure preferred distribution of Accor hotels by CWT. At the same time, Accor has confirmed CWT as the Group's preferred travel agency.

Due to the timing of the transaction, which was completed in August, CWT was still proportionally consolidated at June 30, 2006. In accordance with IFRS 5, CWT's profit for the period has been reported under "Profit or loss from discontinued operations", CWT's current and non-current assets have been reclassified under "Assets held for sale" and CWT's liabilities (excluding equity) have been reclassified under "Liabilities of assets classified as held for sale" (see Notes 17 and 31).

The sale of CWT should lead to a reduction in debt of some €300 million in 2006.

B. Property strategy

Accor has continued to implement an asset management strategy whereby hotel operating methods are tailored to the segment, the unit's profitability and the related risks. The strategy reflects three main objectives:

B.1 UPSCALE HOTELS (SOFITEL)
REDUCE CAPITAL EMPLOYED AND EARNINGS VOLATILITY THROUGH "SALE-AND-MANAGEMENT BACK" TRANSACTIONS

The strategy for upscale hotels (Sofitel) consists of selling the hotel properties while continuing to manage the business, retaining a minority interest depending on the circumstances.

2006 Sale-and-management back transactions: 6 hotels

In March 2006, Accor announces the sale and management back of 6 Sofitel hotels in United States $370 million (€301 million) to a joint venture comprised of GEM Realty, Whitehall Street Global Real Estate Limited Partnership 2005 and Accor. The six hotels, totalling 1,931 rooms, are located in the major metropolitan markets of Chicago, Los Angeles, Miami, Minneapolis, San Fransisco Bay and Washington D.C.

Accor will remain a 25% partner in the joint venture, which is accounted for by the equity method, and will continue to manage the hotels under the Sofitel brand name under a 25-year management contract renewable three times for successive periods of ten years.

At June 30, 2006, five of the six hotels were sold for a total of €214 million, generating a capital loss of € (13) million (see Note 14). The impact on net debt was a decrease of €139 million.

Sofitel Los Angeles is subject to a deferred transfer because of works to carry out. The sale is scheduled to be completed on December 14, 2006. At June 30, 2006, Sofitel Los Angeles has therefore been reclassified as « Assets held for sale » for €66 million. No impairment losses have been recognised on this property (see Note 31).

B.2 MIDSCALE AND ECONOMY HOTELS
REDUCE CYCLICAL FLUCTUATIONS IN CONSOLIDATED EARNINGS BY VARIABILIZING HOTEL PROPERTY CARRYING COSTS THROUGH "SALE-AND-VARIABLE LEASEBACK" TRANSACTIONS

In the Midscale and Economy segments, the strategy consists of selling the hotel properties while continuing to manage the business, retaining variable rent leases based on a percentage of revenue, without any guaranteed minimum. One of the aims is to variabilize a proportion of fixed costs.

2005 Sale-and-lease back transactions: 128 hotels

In line with the Group's new property management strategy for the Midscale segment, in March 2005 an initial contract was signed with Foncière des Murs, a consortium made up of Foncière des Regions, Generali, Assurances Crédit Mutuel Vie and Prédica (Crédit Agricole Group) for the sale-and-variable leaseback of **128 hotels in France** worth €1,025 million.

The hotel contracts are for a period of 12 years, renewable four times per hotel at Accor's discretion. The average rent is equal to 15.5% of revenue, without any guaranteed minimum, reduced to 14.5% at the first renewal date (in the case of renewal at Accor's initiative after the first twelve-year period).

The transaction released **€146 million in cash** and generated a **€107 million capital gain net of transfer costs**.

Foncière des Murs has also agreed to finance a €97 million refurbishment program, which will help to speed up Novotel's repositioning with the new "Novation" room. Accor is committed to financing €67 million worth of construction work (see Note 41).

2006 Sale-and-lease back transactions: 76 hotels

In line with the strategy underlying the transactions carried out in 2005, at March 6, 2006, Accor has signed a memorandum of understanding to sell 76 hotel properties in France and in Belgium to Foncière des Murs, for a market value of €583 million.

The sale of 68 units - **55 hotels and 3 spas in France** and **10 hotels in Belgium** – for a total of €490 million had been completed as of June 30, 2006. The remaining eight units will be sold during the second half.

Accor will continue to manage the hotels through 12 year contract per hotel renewable four times per hotel at Accor's discretion. The rent is equal to 14% of revenue, without any guaranteed minimum, reduced to 13% at the first renewal date (in the case of renewal at Accor's initiative after the first twelve-year period).

The transaction released **€241 million in cash after tax**, generated a **€129 million capital gain net of transfer costs** and reduced the discounted rental commitments to 8% for an amount of €151 million.

Foncière des Murs has also agreed to finance a €39 million refurbishment program. Accor is committed to financing €27 million worth of construction work (see Note 41).

B.3 All segments
Optimize operating profit by selling non-strategic assets

This program includes both outright sales and "sale-and-franchise back" transactions.

2005 transactions

Outright sales: 17 hotels
In 2005, 17 hotels were sold outright. The transactions concerned 3 Red Roof Inns units and 4 Motel 6 units in United States, 1 Sofitel unit, 5 Mercure units and 1 Formule 1 unit mainly in Europe. Moreover in Germany, 1 Mercure has been sold and 2 Novotel leases have been stopped under the program to rationalize the hotel portfolio following the acquisition of the stake in Dorint.

Sale-and-franchise back transactions: 25 hotels
- The businesses of 22 leased German hotels – representing annual rental expense of €15 million – were sold and franchised back under the Mercure brand. The objective of the transaction is to improve earnings by approximately €4 million on a full year basis.
- Accor sold and franchised back under Mercure and Novotel brands, 2 Dom Tom hotels that were previously directly owned.
- One Ibis fixed rent lease has been replaced by a variable rent lease in Brazil.

Sale-and-management back transactions: 2 hotels
In April 2005, in China, one Novotel unit has been sold and managed back and Accor changed in Spain a lease contract into a management contract.

2006 transactions

Outright sales: 9 hotels
In first-half 2006, 9 hotels were sold outright. The transactions concerned 1 Red Roof Inns units and 2 Motel 6 units in United States, 1 Sofitel unit, 4 Mercure units and 1 Novotel unit mainly in Europe.

Sale-and-franchise back transactions: 9 hotels
- Accor sold and franchised back under Formule 1 (4 hotels), Etap Hotel (2 hotels) and Ibis (1 hotel) brands, 7 French hotels that were previously directly owned.
- One leased Motel 6 was sold and franchised back in United States.
- The business of 1 leased French hotel – representing annual rental expense of €0.3 million – was sold and franchised back under the Ibis brand.

B.4 Real estate policy since January 1, 2005

	Number of hotels	Portfolio value	Debt impact	Off-balance sheet debt impact (*)
Sales & Management Back	7	263	143	68
Sales & Variable Lease Back	193	1 515	460	690
Sales & Lease Back	1	3	3	(5)
Sales & Franchise Back	34	2	1	117
Outright sales	26	183	116	47
Total	**261**	**1 966**	**723**	**917**

(*) Rental commitments discounted with an 8% rate

C. Colony Capital

In March 2005, the Management Board and the Supervisory Board authorized Colony Capital to invest €1 billion in the Group, in order to expand the capital base and move up a gear in the development program.

This major investment by Colony Capital, which was authorized at the Extraordinary Shareholders' Meeting of May 3, 2005, was carried out in two simultaneous tranches:

- €500 million 3-year 4.5% equity note issue. The notes have been issued at a price of €3,900. Based on a redemption ratio of one note for 100 Accor shares at €39, this represents a premium of 10% on the average Accor share price for the month preceding the Supervisory Board meeting of March 8, 2005. In accordance with the accounting policy described in Note 1.N, the equity component of the notes has been recognized in equity in the amount of €433 million (see Note 26) and the balance of the issue has been recognized in debt for €67 million.

  The convertible bonds agreement specifies that bondholders can exercise their Conversion Right upon and after the occurrence of any of the following events: any Event of Default of payment, Similar Transaction, public announcement by a third party, any Material Disagreement and if a change of influence has occurred.

- €500 million 5-year 3.25% convertible bond issue. The bonds will be issued at a price of €4,300. Based on a conversion ratio of bond for 100 Accor shares at €43, this represents a 21% premium on the average share price as defined above. The bonds will be convertible three years after their issue. In accordance with the accounting policy described in Note 1.N, the entire €500 million face value of the convertible bonds has been recognized in debt.

  The convertible bonds agreement specifies that bondholders can exercise their Redemption Right upon and after the occurrence of any of the following events: if the Issuer fails to pay any amount payable, in case of breach of other obligations specified by the meeting, in case of insolvency or winding up, in case of cross acceleration of issuer, in case of security enforced, if shares are no longer admitted to listing and trading on the Eurolist Market, in case of a public announcement by the Issuer or the consummation of a Similar Transaction, in case of public announcement by a third party, in case of any Material Disagreement and if a change of influence has occurred. In the event of one of the cases happening and in a delay of 6 months from the occurring date and if Accor does not pay back the bond for it nominal value, Accor has to pay back the bond at maturity on the basis of 102% of the nominal value.

If all of the notes and bonds are converted, Colony Capital will hold approximately 10.33% of Accor's capital.

With Colony Capital's agreement, the loan agreements include a certain number of specific clauses designed to confirm the long-term nature of the partnership. Under these clauses, Colony Capital may not convert the bonds before January 1, 2007, it may not increase its interest in the six-month period following full conversion of the bonds, purchase additional shares or sell the securities short.

At June 30, 2006, no notes and no bonds were converted into new shares.

D. Share buyback program

The last May 10, Accor has announced a program to buy back Accor S.A shares for a total amount of €500 million over 12 months.
This program is realized under the authorization granted at the Combined Shareholders Meeting dated January 9, 2006, at a maximum price of €62 per share. During first-half 2006, Accor bought back 5,714,500 shares totalling €262 million. At September 6, 2006, Accor bought back and cancelled 8,869,325 shares totalling €407 million.

E. Dorint AG transaction

E.1 2002 - ACQUISITION OF AN INTEREST IN DORINT AG

In 2002, Accor acquired a 30% interest in the Dorint AG hotel group for €49 million. The purpose of the transaction was to increase the Group's market share in Germany at the bottom of the cycle. The Dorint AG Management Board and Supervisory Board approved the creation of a strategic partnership with Accor based on franchise and marketing agreements. All the Dorint hotels were co-branded Dorint Sofitel or Dorint Novotel or converted to the Mercure brand, and the Dorint sales and marketing teams were integrated in the Accor network from February 1, 2003.

Accor has an option to purchase an additional 25% of Dorint from its major shareholder, Dr. Herbert Ebertz, between March 31, 2009 and June 30, 2011, at a price corresponding to a multiple of EBITDA less consolidated net debt with a €45 million floor. In connection with the original transaction, Accor made a €35 million loan to Dr. Ebertz and gave Dorint AG a €25 million guarantee *pari passu* with Dr. Ebertz.

Finally, Accor gave a call option to Dr Ebertz for the purchase of Dorint shares representing 30% of the capital, at a fixed price.
This call option can be exercised during the 6 months after the expiry of the ACCOR call option.

Dorint AG has been accounted for by the equity method since the end of first-half 2003, based on the Group's percentage interest in each period (30% in first-half 2003).

E.2. 2003/2004 RESTRUCTURING

At the end of first-half 2003, Accor SA acquired a further 10.19% interest in Dorint AG for €13.2 million through a share issue underwritten jointly with Dr. Ebertz. Following this transaction, in second-half 2003 Dorint was accounted for by the equity method on a 40.19% basis.

In early 2004, Accor announced its support for the long-term plan proposed by the Dorint Management Board and approved by the Supervisory Board. The plan is designed to position the German hotel group to reap the full benefits of the future economic recovery in Germany. It extends the measures taken in 2003 to reduce the operating expense through:

- A €42 million share issue.
- A further share issue in 2005 for €8.4 million.
- Signature of a contract for the management of Dorint hotels by Accor Germany, with the aim of improving their marketing and operating performance as part of the co-branding strategy with the Sofitel and Novotel brands.

A US investment fund, Noonday, also took part in the 2004 share issue and became a shareholder of Dorint. At December 31, 2004, Noonday's interest in Dorint stood at 21.7%.
After contributing €2.6 million to 2004 shares issue, Accor's interest stood at 26.0% at the end of December 2004.
At the time of the 2004 shares issue, Accor gave put options on shares representing 35.1% of the capital to various Dorint shareholders. The put options are exercisable between July 1, 2009 and July 1, 2011 at a price based on a multiple of EBITDA less the net debt (for 13.4% of the capital) and from June 30, 2009 for the remaining balance of the shares (21.7%). With regards to the put option given to Noonday (21.7% of the capital), there is additional price component on top of the multiple of EBITDA less the net debt, and also the option would be able to be exercised at any time if Accor shareholding in Dorint moves to less than 25% or more than 50% of the total capital.

At the same time, as at December 31, 2004, Accor had a call option on 15.2% of the capital owned by the Ebertz family, on the basis of a multiple of EBITDA less the net debt with a minimum amount.
In addition to this call option, Accor also has a call option on 21.7% owned by Noonday, exercisable between July 1, 2007 and June 30, 2010.

E.3. 2005 RESTRUCTURING

During the second half of 2005, Dorint was still struggling, and a new restructuring plan was launched. The plan is based on 4 steps:

- the 10% reduction of the lease expense from the owners for the next twenty years, in exchange for a commitment to increase the rent if revenues improve (with comparable figures starting in 2005).
- the withdrawing from 3 unprofitable lease contracts.
- the renegotiation of the management contracts of the 2 managers of the Dorint hotels (Accor and Intercontinental). With regards to Accor, the group agreed to reduce the management fees from January 1, 2005 onwards until the end of 2009, with the amount of the fees reduction being capped at €20 million in the event of not meeting the minimum result target. The amount was fully provided for in the 2005 accounts as a provision for risks.
- a €27 million shares issue.

Accor contributed €7 million to the €27 million share issue, raising its interest in Dorint to 29.08% as at December 31, 2005. Following this new capital increase, Noonday held 37.6% of Dorint as at December 31, 2005.

The effects of the third restructuring plan on the Group's consolidated financial statements can be summarized as follows:

- the probable value of the put options granted to Dr. Ebertz, the Noonday investment fund and the Didenhofen family has been disclosed as an off-balance sheet item for a total amount of €105 million (see Note 41).
- a provision for risks of €30.5 million (see Note 32) in respect of the potential commitments to be paid to Noonday following the 2004 agreements has been recorded in Accor books.

The other consequences of this restructure on the call and the put options between Accor and the other shareholders of Dorint are detailed below:

- the put options given by Accor now relate to 52.3% of the capital of Dorint. The put options on 8.35% of the capital of Dorint will be exercisable between July 1, 2009 and July 31, 2011 on the basis of a multiple of EBITDA less the net debt. The put options on 6.41% of the capital of Dorint will be exercisable between July 1, 2009 and December 31, 2011 on the basis of a multiple of EBITDA less the net debt. Finally, the put option given to Noonday on 37.5% of the capital can be exercised from July 1, 2007 onwards.
- The call option given by Noonday relates to 37.5% of the capital of Dorint.
- The 2002 call option given by Dr Ebertz now relates to 9.6% of the capital of Dorint and can be exercised until June 30, 2012; the minimum purchase price does not apply any longer.
- The 2002 call option given to Dr Ebertz now relates to 29.1% of the capital.

Also, the dates for the exercise of the put option given by Accor to the Noonday investment fund were modified. The put option can now be exercised from July 1, 2007 onwards.
Lastly, the Group committed to contribute to €12.5 million to the €23 million share issue planned in 2006. This amount was included in the off-balance sheet commitments at December 31, 2005.

E.4. YEAR 2006

In line with the undertaking given in 2005, during first-half of 2006 Accor contributed €12.5 million to the €22.7 million share issue by Dorint. Following this issue, the Group's interest in Dorint came to 34.35%, while that of the Noonday private equity fund stood at 39.3%.
During first-half 2006, a €23 million provision was recorded to write down the loan to Dr. Ebertz to probable realizable value.

F. Development strategy

F.1. HOTEL DIVISION DEVELOPMENT STRATEGY

Accor plans to strengthen its leading positions in Europe and step up the pace of market share gains in high potential countries and regions. In the next three years, expansion plans will focus primarily on the Economy hotel segment in Europe and emerging markets (China, India, Russia, Middle East and Latin America).

Acquisitions and organic growth transactions

In first-half 2006, the Group added 91 hotels (11,758 rooms) to its portfolio through acquisitions and organic growth. In addition, 70 hotels (8,253 rooms) were closed during the period.

Hotel portfolio by brand and type of management at June 30, 2006

In number of hotels	Owned	Fixed Lease	Variable Lease	Managed	Franchised	Total
Sofitel	31	21	16	108	18	**194**
Novotel	63	92	64	121	50	**390**
Mercure	54	129	57	203	297	**740**
Ibis	125	176	137	60	241	**739**
Etap Hotel	90	74	17	6	153	**340**
Formule 1	234	113	4	6	19	**376**
Red Roof	89	150	-	-	98	**337**
Motel 6 / Studio 6	222	492	2	1	193	**910**
Other	8	14	-	29	9	**60**
Total	**916**	**1 261**	**297**	**534**	**1 078**	**4 086**
Total in %	*22,4%*	*30,9%*	*7,3%*	*13,1%*	*26,4%*	*100,0%*

In number of rooms	Owned	Fixed Lease	Variable Lease	Managed	Franchised	Total
Sofitel	4 916	4 504	2 909	25 644	3 788	**41 761**
Novotel	9 113	16 032	8 865	26 118	8 276	**68 404**
Mercure	5 343	18 340	8 494	28 086	27 923	**88 186**
Ibis	13 938	23 518	16 314	9 715	17 905	**81 390**
Etap Hotel	7 371	6 292	1 796	733	11 499	**27 691**
Formule 1	17 281	8 772	1 265	522	1 276	**29 116**
Red Roof	10 963	17 209	-	-	8 568	**36 740**
Motel 6 / Studio 6	24 543	55 772	336	59	13 562	**94 272**
Other	1 611	1 937	-	6 275	1 690	**11 513**
Total	**95 079**	**152 376**	**39 979**	**97 152**	**94 487**	**479 073**
Total in %	*19,8%*	*31,8%*	*8,3%*	*20,3%*	*19,7%*	*100,0%*

Hotel portfolio by region and type of management at June 30, 2006

In number of hotels	Owned	Fixed Lease	Variable Lease	Managed	Franchised	Total
France	375	182	191	54	545	**1 347**
Europe excluding France	156	386	66	112	183	**903**
North America	316	644	2	11	291	**1 264**
Latin America & Caribbean	23	1	35	88	14	**161**
Other Countries	46	48	3	269	45	**411**
Total	**916**	**1 261**	**297**	**534**	**1 078**	**4 086**
Total in %	*22,4%*	*30,9%*	*7,3%*	*13,1%*	*26,4%*	*100,0%*

In number of rooms	Owned	Fixed Lease	Variable Lease	Managed	Franchised	Total
France	31 776	19 611	23 716	6 729	40 053	**121 885**
Europe excluding France	17 921	51 973	8 434	20 913	24 600	**123 841**
North America	37 200	73 685	336	3 024	22 130	**136 375**
Latin America & Caribbean	3 025	214	6 976	12 338	1 497	**24 050**
Other Countries	5 157	6 893	517	54 148	6 207	**72 922**
Total	**95 079**	**152 376**	**39 979**	**97 152**	**94 487**	**479 073**
Total in %	*19,8%*	*31,8%*	*8,3%*	*20,3%*	*19,7%*	*100,0%*

Hotel portfolio by region and brand at June 30, 2006

In number of hotels	France	Europe excluding France	North America	Latin America & Caribbean	Other Countries	Total
Sofitel	34	53	11	17	79	**194**
Novotel	125	152	6	17	90	**390**
Mercure	270	277	-	76	117	**740**
Ibis	364	283	-	45	47	**739**
Etap Hotel	253	86	-	-	1	**340**
Formule 1	283	44	-	5	44	**376**
Red Roof	-	-	337	-	-	**337**
Motel 6 / Studio 6	-	-	910	-	-	**910**
Other	18	8	-	1	33	**60**
Total	**1 347**	**903**	**1 264**	**161**	**411**	**4 086**
Total in %	*33,0%*	*22,1%*	*30,9%*	*3,9%*	*10,1%*	*100,0%*

In number of rooms	France	Europe excluding France	North America	Latin America & Caribbean	Other Countries	Total
Sofitel	5 613	10 772	3 527	2 835	19 014	**41 761**
Novotel	16 254	27 953	1 836	2 777	19 584	**68 404**
Mercure	25 405	37 362	-	9 867	15 552	**88 186**
Ibis	31 724	35 440	-	6 621	7 605	**81 390**
Etap Hotel	19 506	8 066	-	-	119	**27 691**
Formule 1	21 004	3 184	-	1 565	3 363	**29 116**
Red Roof	-	-	36 740	-	-	**36 740**
Motel 6 / Studio 6	-	-	94 272	-	-	**94 272**
Other	2 379	1 064	-	385	7 685	**11 513**
Total	**121 885**	**123 841**	**136 375**	**24 050**	**72 922**	**479 073**
Total in %	*25,4%*	*25,9%*	*28,5%*	*5,0%*	*15,2%*	*100,0%*

Hotel development projects in progress at June 30, 2006

The number of new rooms represented by hotel development projects in progress at June 30, 2006 is as follows:

In number of rooms	Owned	Leased	Managed	Franchised	Total
2006	1 715	1 595	9 083	3 580	15 973
2007	5 029	7 069	12 673	2 266	27 037
2008	4 103	7 373	14 320	951	26 747
Total	**10 847**	**16 037**	**36 076**	**6 797**	**69 757**

F.2. SERVICES DIVISION DEVELOPMENT STRATEGY

F.2.1 Acquisitions

During the period, Accor Services acquired Commuter Check Services Corporation, an American company issuing transit vouchers. These checks allow companies to help their employees fund their daily commuting requirements. Commuter Check Services Corporation is a major player in this market in the US in terms of its business volume amounting to $79 million in 2005, its portfolio of around 3,700 customers and its 110,000 users in the 10 major American cities (in particular San Francisco Bay Area, Boston, Philadelphia). Its Revenue amounted to €4 million in 2005.

Also during the period, Accor Services acquired Stimula, an organizer of distribution network and sales force incentive programs. With this acquisition, Accor Services has become the leading player in the French corporate incentive market, with revenues of some €200 million and 200 employees in France.

F.2.2 Organic growth

During 2005, Accor Services launched its Food Service Voucher business in Peru.

G. Strategy for the Group's other businesses: Casinos Strategy

G.1 Partnership between Accor and Colony Capital

In 2001, Accor and the US investment fund, Colony Capital, signed an agreement aimed at creating Europe's leading casinos group. Pursuant to the agreement, Colony Capital acquired a 50% stake in Accor Casinos, including 6% in 2001 and 44% in 2002. Accor continues to manage the company.
The transaction was based on an enterprise value of €450 million and generated an after-tax gain of €68 million.

As part of the transaction, Accor made an €80 million loan to Colony Capital. During first-half 2006, Colony Capital totally repaid its loan before its expiration date (see Note 21).

G.2. Partnership between Accor, Colony Capital and the Barrière-Desseigne family

In December 2004, Accor, the Barrière Desseigne family and Colony Capital set up Groupe Lucien Barrière SAS to hold the casino and hotel assets of Société Hôtelière de la Chaîne Lucien Barrière (SHCLB), Société des Hôtels et Casino de Deauville (SHCD), Accor Casinos and their respective subsidiaries. The new entity represents annual revenue of some one billion euros.

Groupe Lucien Barrière SAS operates 38 casinos, including those located in Deauville, Enghien, La Baule, Montreux, Bordeaux, Biarritz and Nice, and 17 luxury hotels. It also has a large restaurant business, including Le Fouquet's restaurant on the Champs-Elysées in Paris.

Following this transaction, the Barrière Desseigne family holds 51% of Groupe Lucien Barrière SAS, Accor holds 34% and Colony Capital 15%. In addition, Colony Capital holds €100 million worth of Groupe Lucien Barrière equity notes ("ORA") through its European investment fund, Colyzeo.

The Supervisory Board has twelve members, elected for six years. Six members are appointed by the Barrière Desseigne family, four by Accor and two by Colony Capital and Colyzeo. A unanimous vote is required for all major decisions concerning the life of the company.

The merger was carried out through share transfers and the sale by Accor and Colony Capital of SHCD and Accor Casinos shares. For Accor, the transaction led to a dilution gain of €77 million, recorded in gains and losses on management of other assets (see Note 15) at the end of 2004. Following the merger, Accor held 34% of Groupe Lucien Barrière, which has been proportionally consolidated based on a 30.19% interest after taking into account the dilutive effect of the €100 million equity note issue. Due to the timing of the transaction, which was completed on December 17, 2004, Groupe Lucien Barrière SAS was proportionally consolidated in the balance sheet at December 31, 2004 but made no contribution to 2004 profit.
The impact of the transaction on the consolidated balance sheet at December 31, 2004 was a €133 million reduction in net debt, including €65 million from the partial repayment of the loan to Colony Capital (see Note 21).

Under the terms of the agreements, Colony Capital has a put option and Accor has a call option on Colony's 15% interest in Groupe Lucien Barrière SAS. Colony Capital's put option is exercisable in the 30 days following Groupe Lucien Barrière SAS 2007, 2008 and 2009 fiscal year-ends (October 31). If the option has not been exercised within 30 days of October 31, 2009, Accor may exercise its call option. The option exercise price will be determined by independent experts based on market prices. The Colony Capital put option is included in off-balance sheet commitments at June 30, 2006 for an amount of €140 million (see Note 41).

Note 3. Consolidated Revenue by Business and by Region

In € millions	France	Europe (excl. France)	North America	Latin America & Caribbean	Other Countries	Worldwide Structures (1)	June 2006 (2)	June 2005 Proforma	2005 Proforma
HOTELS	858	906	575	102	205	20	2 666	2 493	5 195
Upscale and Midscale Hotels	542	574	83	73	170	20	1 462	1 390	2 864
Economy Hotels	316	332	-	29	35	-	712	655	1 367
Economy Hotels US	-	-	492	-	-	-	492	448	964
SERVICES	72	125	6	148	13	-	364	290	630
OTHER BUSINESSES	321	227	-	98	10	4	660	621	1 311
Travel Agencies	-	-	-	-	-	-	-	-	-
Casinos	150	-	-	-	8	-	158	152	326
Restaurants	57	127	-	97	2	-	283	251	518
Onboard Train Services	58	67	-	-	-	-	125	128	264
Holding Companies and other	56	33	-	1	-	4	94	90	203
Total June 2006	1 251	1 258	581	348	228	24	3 690		
Total June 2005 Proforma	1 194	1 161	547	270	209	23		3 404	
Total 2005 Proforma	2 457	2 400	1 177	604	450	48			7 136

(1) "Worldwide Structures" corresponds to revenue (royalties) that is not specific to a single geographic region.
(2) In accordance with IFRS 5, Carlson Wagonlit Travel (CWT) revenue has been reported in Profit or loss from discontinued operations (See Note 17).

Consolidated revenue for June 30, 2006 totalled €3,690 million, compared with €3,404 million for the same period of 2005 proforma. The period-on-period increase of €286 million or +8.4% breaks down as follows:

✓ Like-for-like growth	+204	€m
✓ Business expansion	+123	€m
✓ Currency effects	+74	€m
✓ Disposals	(115)	€m
Increase in first half 2006 revenue	**+286**	**€m**

Increase in first-half 2006 consolidated revenue by business:

	June 2006 / June 2005 Proforma € m	Like-for-like € m	Like-for-like %
HOTELS	**+173**	**+137**	**+5,5%**
Upscale and Midscale Hotels	+72	+79	+5,7%
Economy Hotels	+57	+31	+4,7%
Economy Hotels US	+44	+27	+6,0%
SERVICES	**+74**	**+47**	**+16,3%**
OTHER BUSINESSES	**+39**	**+20**	**+3,2%**
Casinos	+6	+6	+3,7%
Restaurants	+32	+7	+2,7%
Onboard Train Services	(3)	(3)	(2,5)%
Holding Companies and other	+4	+10	+11,9%
Group Total	**+286**	**+204**	**+6,0%**

Increase in first-half 2006 consolidated revenue by region:

	June 2006 / June 2005 Proforma	Like-for-like	
	€ m	€ m	%
- France	+57	+40	+3,3%
- Europe (excl. France)	+97	+72	+6,2%
- North America	+34	+31	+5,6%
- Latin America & Caribbean	+78	+35	+13,1%
- Other Countries	+19	+25	+11,7%
- Worldwide Structures	+1	+1	+6,3%
Group Total	**+286**	**+204**	**+6,0%**

Revenue from managed and franchised hotels, included in the hotels' revenue presented above of €2,666 million, amounted to €95 million at June 2006. This amount breaks down as follows:

In € millions	Management fees	Franchise fees	June 2006	June 2005 Published	Dec 2005 Published
HOTELS					
Upscale and Midscale Hotels	60	12	**72**	**62**	**130**
Economy Hotels	5	10	**15**	**14**	**29**
Economy Hotels United States	-	8	**8**	**7**	**15**
Total June 30, 2006	**65**	**30**	**95**		
Total June 30, 2005 Published	**54**	**29**		**83**	
Total 2005 Published	**104**	**70**			**174**

Published information by business and by region were as follows:

In € millions	June 2005 Published	2005 Published
HOTELS	**2 493**	**5 195**
Upscale and Midscale Hotels	1 390	2 864
Economy Hotels	655	1 367
Economy Hotels US	448	964
SERVICES	**290**	**630**
OTHER BUSINESSES	**860**	**1 797**
Travel Agencies	239	486
Casinos	152	326
Restaurants	251	518
Onboard Train Services	128	264
Holding Companies and other	90	203
Total	3 643	7 622

In € millions	June 2005 Published	2005 Published
France	1 252	2 572
Europe (excluding France)	1 259	2 596
North America	610	1 307
Latin America & Caribbean	279	623
Other Countries	217	469
Worldwide Structures	26	55
Total	3 643	7 622

Note 4. Operating Expense

In € millions	2005 Proforma	June 2005 Proforma	June 2006	June 2005 Published	2005 Published
Cost of goods sold (1)	(747)	(355)	(388)	(355)	(747)
Employee benefits expense (2)	(2 630)	(1 273)	(1 350)	(1 416)	(2 915)
Energy, maintenance and repairs	(371)	(180)	(197)	(180)	(372)
Taxes, insurance and service charges (co-owned properties)	(299)	(147)	(153)	(147)	(299)
Other operating expense (3)	(1 183)	(585)	(633)	(641)	(1 303)
TOTAL OPERATING EXPENSE	**(5 230)**	**(2 540)**	**(2 721)**	**(2 739)**	**(5 636)**

(1) The cost of goods sold includes food and beverage purchases, laundry costs and the cost of telephone calls billed to clients. These costs mainly concern the Hotel and Restaurant businesses.

(2) The Ratio employee benefits expense / Full time workforce (FTW) is presented as follows:

Full time workforce	2005 Proforma	June 2005 Proforma	June 2006	June 2005 Published	2005 Published
Full time workforce (*)	92 801	100 304	99 968	107 752	100 312
Ratio employee benefits expense / FTW (€k)	(28)	(25)	(27)	(26)	(29)

(*) Full-time equivalent employees are based on the ratio between the number of hours worked during the period and the total working hours for the period. For firms which are consolidated using the proportional method, the employee number is calculated with the Group's interest. There is no employee number for associates.
Employee benefits expense includes €7 million related to stock option plans.

sOther operating expense consist mainly of selling, information systems, advertising and promotional costs. The total also includes various fee payments.

Note 5. EBITDAR by Business and Region

In € millions	France	Europe (excl. France)	North America	Latin America & Caribbean	Other Countries	Worldwide Structures (1)	June 2006 (2)	June 2005 Proforma	2005 Proforma
HOTELS	**232**	**278**	**199**	**19**	**50**	**4**	**782**	**702**	**1 553**
Upscale and Midscale Hotels	132	156	19	10	35	4	**356**	**327**	**707**
Economy	100	122	-	9	15	-	**246**	**223**	**492**
Economy US	-	-	180	-	-	-	**180**	**152**	**354**
SERVICES	**21**	**65**	**2**	**62**	**2**	**(4)**	**148**	**116**	**255**
OTHER BUSINESSES	**23**	**24**	**-**	**6**	**3**	**(17)**	**39**	**46**	**98**
Travel Agencies	-	-	-	-	-	-	**-**	**-**	**-**
Casinos	17	-	-	-	3	-	**20**	**20**	**50**
Restaurants	3	10	-	7	-	-	**20**	**19**	**39**
Onboard Train Services	2	6	-	-	-	-	**8**	**9**	**20**
Holding Companies and other	1	8	-	(1)	-	(17)	**(9)**	**(2)**	**(11)**
Total June 2006	**276**	**367**	**201**	**87**	**55**	**(17)**	**969**		
Total June 2005 Proforma	**273**	**318**	**173**	**63**	**51**	**(14)**		**864**	
Total 2005 Proforma	**591**	**680**	**405**	**144**	**115**	**(29)**			**1 906**

(1) "Worldwide Structures" corresponds to revenue (royalties) and costs that are not specific to a single geographic region.
(2) In accordance with IFRS 5, Carlson Wagonlit Travel (CWT) EBITDAR has been reported in Profit or loss from discontinued operations (See Note 17).

Consolidated EBITDAR for first-half 2006 totalled €969 million compared with €864 million for the same period of 2005 proforma. The period-on-period increase breaks down as follows:

✓ Like-for-like growth	+87	€m
✓ Business expansion	+24	€m
✓ Currency effects	+19	€m
✓ Disposals	(25)	€m
Increase in first half 2006 EBITDAR	**+105**	**€m**

Increase in first-half 2006 EBITDAR by business:

	June 2006 / June 2005 Proforma	Like-for-like	
	€ m	€ m	%
HOTELS	**+80**	**+69**	**+9,8%**
Upscale and Midscale Hotels	+29	+36	+10,9%
Economy	+23	+12	+5,5%
Economy US	+28	+21	+13,7%
SERVICES	**+32**	**+25**	**+21,6%**
OTHER BUSINESSES	**(7)**	**(7)**	**(14,5)%**
Casinos	-	-	+0,6%
Restaurants	+1	+1	+5,8%
Onboard Train Services	(1)	-	+0,1%
Holding Companies and other	(7)	(8)	-
Group total	**+105**	**+87**	**+10,1%**

Increase in first-half 2006 EBITDAR by region:

	June 2006 / June 2005 Proforma	Like-for-like	
	€ m	€ m	%
- France	+3	+3	+1,2%
- Europe (excl. France)	+49	+44	+13,9%
- North America	+28	+23	+13,2%
- Latin America & Caribbean	+24	+15	+23,9%
- Other Countries	+4	+6	+11,7%
- Worldwide Structures	(3)	(4)	(27,5)%
Group total	**+105**	**+87**	**+10,1%**

Published information by business and by region were as follows:

In € millions	June 2005 Published	2005 Published
HOTELS	**702**	**1 553**
Upscale and Midscale Hotels	327	707
Economy	223	492
Economy US	152	354
SERVICES	**116**	**255**
OTHER BUSINESSES	**86**	**178**
Travel Agencies	40	80
Casinos	20	50
Restaurants	19	39
Onboard Train Services	9	20
Holding Companies and other	(2)	(11)
Total	**904**	**1 986**

In € millions	June 2005 Published	2005 Published
France	285	619
Europe (excluding France)	338	719
North America	182	418
Latin America & Caribbean	64	146
Other Countries	53	117
Worldwide Structures	(18)	(33)
Total	**904**	**1 986**

Note 6. Rental Expense

Rental expense amounted to €413 million in first-half 2006 compared with €810 million in fiscal 2005 Proforma and €394 million in first-half 2005 Proforma.

In accordance with the policy described in Note 1.D.4, the expense reported on this line only concern operating leases. Finance leases are recognized in the balance sheet as an asset and a liability. The amount of the liability at June 30, 2006 was €297 million (see Note 29.A).

Rental expense is recognized on a straight-line basis over the lease term, even if payments are not made on that basis. Most leases have been signed for periods exceeding the traditional nine-year term of commercial leases in France, primarily to protect Accor against the absence of commercial property rights in certain countries.

None of the leases contains any clauses requiring advance payment of rentals in the case of a ratings downgrade or other adverse events affecting Accor, and there are no cross-default clauses or covenants.

The €413 million in rental expense corresponds to 1,558 hotel leases, including 56% with a purchase option. Where applicable, the option price corresponds to either a pre-agreed percentage of the owner's original investment or the property's market value when the option is exercised. The options are generally exercisable after 10 or 12 years. Certain contracts allow for the purchase of the property at the appraised value at the end of the lease.

A. Rental expense by business

Rental expense can be analyzed as follows by business:

In € millions	2005 Proforma	June 2005 Proforma	June 2006	June 2005 Published	2005 Published
HOTELS	**(803)**	**(391)**	**(407)**	**(391)**	**(803)**
Upscale and Midscale Hotels	(424)	(207)	(213)	(207)	(424)
Economy	(190)	(92)	(100)	(92)	(190)
Economy US	(189)	(92)	(94)	(92)	(189)
SERVICES	**(12)**	**(6)**	**(6)**	**(6)**	**(12)**
OTHER BUSINESSES	**5**	**3**	**-**	**(9)**	**(22)**
Travel Agencies	-	-	-	(12)	(27)
Casinos	(5)	(3)	(3)	(3)	(5)
Restaurants	(7)	(3)	(4)	(3)	(7)
Onboard Train Services	(2)	(1)	(1)	(1)	(2)
Holding Companies and other (1)	19	10	8	10	19
Total	**(810)**	**(394)**	**(413)**	**(406)**	**(837)**

(1) Including lease guarantee fees received from hotels subsidiaries for €11 million (see Note 6.B)

B. Rental expense by type of contract

Rental expense breaks down as follows by type of contract:

In € millions		Number of hotels (1)	2006 rental expense (6 months)	Fixed rental expense (6 months)	Variable rental expense	Fixed rental expense (12 months)
Fixed rent with purchase option		866	(170)	(170)	-	(340)
Fixed rent without purchase option		332	(94)	(94)	-	(188)
Fixed rent with a variable portion	(2)	63	(30)	(27)	(3)	(54)
Land rent		-	(6)	(6)	-	(12)
Office rental expenses (Hotels business)		-	(18)	(18)	-	(36)
Fees on intragroup rent guarantees on Hotels business		-	(11)	(11)	-	(22)
Total hotel fixed rental expense		**1 261**	**(329)**	**(326)**	**(3)**	**(652)**
Variable rent with a minimum	(3)	72	(26)	(23)	(3)	(46)
Variable rent with a minimum and cap	(4)	1	-	-	-	-
Variable rent without a minimum	(5)	224	(52)	-	(52)	-
Total hotel variable rental expense		**297**	**(78)**	**(23)**	**(55)**	**(46)**
Total hotel rental expense		**1 558**	**(407)**	**(349)**	**(58)**	**(698)**
Rent from other businesses		-	(17)	(17)	-	(34)
Fees on intragroup rent guarantees on Hotels business		-	11	11	-	22
Total rental expense		**1 558**	**(413)**	**(355)**	**(58)**	**(710)**

(1) Detail by brand and type of contract at June 30, 2006 is presented as follows:

Rental establishments at June 30, 2006	Fixed rent with purchase option	Fixed rent without purchase option	Fixed rent with a variable portion	Variable rent with a minimum	Variable rent with a minimum and cap	Variable rent without a minimum	Total
Sofitel	11	8	3	8	-	8	38
Novotel	36	47	9	9	1	54	156
Mercure	43	64	24	11	-	46	188
Suitehotel	5	5	-	-	-	-	10
Ibis	55	107	14	41	-	96	313
Etap Hôtel	26	48	1	1	-	16	92
Formule 1	98	3	12	-	-	4	117
Motel 6	449	47	-	2	-	-	498
Red Roof	143	3	-	-	-	-	146
Total	**866**	**332**	**63**	**72**	**1**	**224**	**1 558**

(2) Fixed rent expense with a variable portion includes a fixed portion. The variable portion is generally a percentage of revenue or a percentage of EBITDAR.

(3) This rent expense depends on a percentage of revenue or a percentage of EBITDAR with a fixed contract guaranteed minimum.

(4) This rent expense depends on a percentage of revenue with a fixed contract guaranteed minimum which is also caped.

(5) Variable rent without a minimum is generally based on a percentage of revenue (202 hotels), or a percentage of EBITDAR (22 hotels). None of the leases contains any minimum rent clauses.

C. Minimum rental commitments (cash basis)

Minimum future rentals in the following tables only correspond to long-term rental commitments in the Hotels Division. The other divisions' rental commitments are generally for periods of less than three years and are not reflected in the table below.

Undiscounted minimum future rentals in foreign currencies have been converted at the average exchange rate based on latest known rates, are as follows:

Years	In € millions
2006	(333)
2007	(648)
2008	(650)
2009	(650)
2010	(648)
2011	(637)
2012	(620)
2013	(605)
2014	(588)
2015	(565)

Years	In € millions
2016	(539)
2017	(515)
2018	(464)
2019	(444)
2020	(368)
2021	(297)
2022	(251)
2023	(176)
> 2024	(645)
Total	**(9 643)**

The present value of future minimum lease payments, considered as representing 8% of the minimum lease payments used to calculate the "Adjusted funds from ordinary activities/adjusted net debt" ratio, amounts to €5,357 million.
Interest expense related to adjusted net debt, estimated at 8% amounts to €429 million. The difference between the 2006 minimum rent (€648 million) and interest expense (€429 million) amounts to €219 million. This difference corresponds to the implicit repayment of adjusted debt (Standards & Poor's" method).

Note 7. EBITDA by Business and Region

In € millions	France	Europe (excl. France)	North America	Latin America & Caribbean	Other Countries	Worldwide Structures (1)	June 2006 (2)	June 2005 Proforma	2005 Proforma
HOTELS	**146**	**106**	**92**	**9**	**22**	**-**	**375**	**311**	**750**
Upscale and Midscale Hotels	72	44	7	6	14	-	**143**	**120**	**284**
Economy	74	62	-	3	8	-	**147**	**131**	**302**
Economy US	-	-	85	-	-	-	**85**	**60**	**164**
SERVICES	**20**	**63**	**2**	**61**	**1**	**(5)**	**142**	**111**	**243**
OTHER BUSINESSES	**18**	**22**	**-**	**5**	**2**	**(8)**	**39**	**48**	**103**
Travel Agencies	-	-	-	-	-	-	**-**	**-**	**-**
Casinos	14	-	-	-	3	-	**17**	**17**	**45**
Restaurants	2	9	-	6	(1)	-	**16**	**16**	**33**
Onboard Train Services	1	5	-	-	-	-	**6**	**7**	**19**
Holding Companies and other	1	8	-	(1)	-	(8)	**-**	**8**	**6**
Total June 2006	**184**	**191**	**94**	**75**	**25**	**(13)**	**556**	**0**	**0**
Total June 2005 Proforma	**190**	**146**	**67**	**53**	**23**	**(9)**		**470**	**0**
Total 2005 Proforma	**415**	**332**	**186**	**123**	**56**	**(16)**		**0**	**1 096**

(1) "Worldwide Structures" corresponds to revenue (royalties) and costs that are not specific to a single geographic region.
(2) In accordance with IFRS 5, Carlson Wagonlit Travel (CWT) EBITDA has been reported in Profit or loss from discontinued operations (See Note 17).

Consolidated EBITDA for first-half 2006 totalled €556 million compared with €470 million for the same period of 2005 Proforma. The period-on-period increase breaks down as follows:

✓ Like-for-like growth	+83	€m
✓ Business expansion	+0	€m
✓ Currency effects	+12	€m
✓ Disposals	(9)	€m
Increase in first half 2006 EBITDA	**+86**	**€m**

Increase in first-half 2006 EBITDA by business:

	June 2006 / June 2005 Proforma	Like-for-like	
	€ m	€ m	%
HOTELS	**+64**	**+66**	**+21,2%**
Upscale and Midscale Hotels	+23	+33	+27,1%
Economy	+16	+11	+8,6%
Economy US	+25	+22	+37,1%
SERVICES	**+31**	**+25**	**+22,4%**
OTHER BUSINESSES	**(9)**	**(8)**	**(15,5)%**
Casinos	-	-	+2,4%
Restaurants	-	+1	+3,4%
Onboard Train Services	(1)	(1)	(7,8)%
Holding Companies and other	(8)	(8)	(96,7)%
Group total	**+86**	**+83**	**+17,8%**

Increase in first-half 2006 EBITDA by region:

	June 2006 / June 2005 Proforma	Like-for-like	
	€ m	€ m	%
- France	(6)	-	+0,2%
- Europe (excl. France)	+45	+45	+30,8%
- North America	+27	+24	+36,4%
- Latin America & Caribbean	+22	+14	+27,0%
- Other Countries	+2	+4	+16,0%
- Worldwide Structures	(4)	(4)	(48,0)%
Group total	**+86**	**+83**	**+17,8%**

Published information by business and by region were as follows:

In € millions	June 2005 Published	2005 Published
HOTELS	**311**	**750**
Upscale and Midscale Hotels	120	284
Economy	131	302
Economy US	60	164
SERVICES	**111**	**243**
OTHER BUSINESSES	**76**	**156**
Travel Agencies	29	53
Casinos	17	45
Restaurants	16	33
Onboard Train Services	7	19
Holding Companies and other	7	6
Total	**498**	**1 149**

In € millions	June 2005 Published	2005 Published
France	198	431
Europe (excl. France)	160	360
North America	74	196
Latin America & Caribbean	53	124
Other Countries	24	57
Worldwide Structures	(11)	(19)
Total	**498**	**1 149**

Note 8. Depreciation, Amortization and Provision Expense

In € millions	2005 Proforma	June 2005 Proforma	June 2006	June 2005 Published	2005 Published
Depreciation and amortization	(417)	(199)	(214)	(206)	(430)
Provision	1	(5)	(6)	(2)	(2)
Total	**(416)**	**(204)**	**(220)**	**(208)**	**(432)**

Note 9. EBIT by Business and Region

In € millions	France	Europe (excl. France)	North America	Latin America & Caribbean	Other Countries	Worldwide Structures (1)	June 2006 (2)	June 2005 Proforma	2005 Proforma
HOTELS	89	50	42	5	13	(5)	**194**	**142**	**394**
Upscale and Midscale Hotels	37	9	1	3	7	(5)	**52**	**35**	**101**
Economy	52	41	-	2	6	-	**101**	**87**	**213**
Economy US	-	-	41	-	-	-	**41**	**20**	**80**
SERVICES	19	60	2	56	-	(7)	**130**	**102**	**223**
OTHER BUSINESSES	5	12	-	4	2	(11)	**12**	**22**	**64**
Travel Agencies	-	-	-	-	-	-	-	-	-
Casinos	6	-	-	-	2	-	**8**	**9**	**28**
Restaurants	-	6	-	5	-	-	**11**	**11**	**21**
Onboard Train Services	(1)	5	-	-	-	-	**4**	**5**	**15**
Holding Companies and other	-	1	-	(1)	-	(11)	**(11)**	**(3)**	-
Total June 2006	113	122	44	65	15	(23)	336		
Total June 2005 Proforma	125	86	18	46	12	(21)		266	
Total 2005 Proforma	279	217	83	106	33	(37)			681

(1) "Worldwide Structures" corresponds to revenue (royalties) and costs that are not specific to a single geographic region.
(2) In accordance with IFRS 5, Carlson Wagonlit Travel (CWT) EBIT has been reported in Profit or loss from discontinued operations (See Note 17).

Consolidated EBIT for first-half 2006 totalled €336 million compared with €266 million for the same period of 2005 proforma. The period-on-period increase breaks down as follows:

✓ Like-for-like growth	+71	€m
✓ Business expansion	(11)	€m
✓ Currency effects	+9	€m
✓ Disposals	+1	€m
Increase in first half 2006 EBITDA	**+70**	**€m**

Increase in first-half 2006 EBIT by business:

	June 2006 / June 2005 Proforma € m	Like-for-like € m	Like-for-like %
HOTELS	**+52**	**+57**	**+40,4%**
Upscale and Midscale Hotels	+17	+26	+76,2%
Economy	+14	+11	+13,0%
Economy US	+21	+20	-
SERVICES	**+28**	**+23**	**+22,2%**
OTHER BUSINESSES	**(10)**	**(9)**	**(40,1)%**
Casinos	(1)	-	(0,9)%
Restaurants	-	-	+1,9%
Onboard Train Services	(1)	(1)	(12,8)%
Holding Companies and other	(8)	(8)	-
Group total	**+70**	**+71**	**26,7%**

Increase in first-half 2006 EBIT by region:

	June 2006 / June 2005 Proforma	Like-for-like	
	€ m	€ m	%
- France	(12)	(3)	(2,5)%
- Europe (excl. France)	+36	+38	+44,5%
- North America	+26	+22	-
- Latin America & Caribbean	+19	+12	+27,2%
- Other Countries	+3	+3	+26,9%
- Worldwide Structures	(2)	(1)	(12,6)%
Group total	**+70**	**+71**	**26,7%**

Published information by business and by region were as follows:

In € millions	June 2005 Published	2005 Published
HOTELS	**142**	**394**
Upscale and Midscale Hotels	35	101
Economy	87	213
Economy US	20	80
SERVICES	**102**	**223**
OTHER BUSINESSES	**46**	**100**
Travel Agencies	24	36
Casinos	9	28
Restaurants	11	21
Onboard Train Services	5	15
Holding Companies and other	(3)	-
Total	**290**	**717**

In € millions	June 2005 Published	2005 Published
France	133	289
Europe (excluding France)	99	241
North America	21	85
Latin America & Caribbean	45	106
Other Countries	13	34
Worldwide Structures	(21)	(38)
Total	**290**	**717**

Note 10. Net Financial Expense

In € millions		2005 Proforma	June 2005 Proforma	June 2006	June 2005 Published	2005 Published
Net financial expense	(1)	(133)	(66)	(57)	(66)	(135)
Other financial income and expense	(2)	13	8	1	8	13
Net financial expense		**(120)**	**(58)**	**(56)**	**(58)**	**(122)**

(1) Net financial expense can be analyzed as follows between cash and non-cash items:

In € millions		2005 Proforma	June 2005 Proforma	June 2006	June 2005 Published	2005 Published
- Net financial expense - cash		(109)	(55)	(50)	(55)	(111)
- Net financial expense - non-cash	(*)	(24)	(11)	(7)	(11)	(24)
Total Net financial expense		**(133)**	**(66)**	**(57)**	**(66)**	**(135)**

(*) Mainly non-cash interest expense related to OCEANE convertible bonds, which is accounted in accordance with IFRS (see Note 1.N).

(2) Other financial income and expense include the following items:

In € millions	2005 Proforma	June 2005 Proforma	June 2006	June 2005 Published	2005 Published
- Dividend income from non-consolidated companies	6	3	3	3	6
- Exchange gains and losses (other than on financial assets at fair value through profit or loss)	6	3	(1)	3	6
- Movements in provisions	1	2	(1)	2	1
Total Other financial income and expense	**13**	**8**	**1**	**8**	**13**

Note 11. Share of Profit (Loss) of Associates after Tax

In € millions	2005 Proforma	June 2005 Proforma	June 2006	June 2005 Published	2005 Published
Share of profit of associates before tax	22	0	7	1	23
Share of tax of associates	(14)	(2)	(5)	(3)	(15)
Share of profit of associates after tax	**8**	**(2)**	**2**	**(2)**	**8**

The main contributions are as follows:

In € millions		2005 Proforma	June 2005 Proforma	June 2006	June 2005 Published	2005 Published
Orbis (hotels, Poland)		6	2	1	2	6
Dorint (hotels, Germany)	(Note 2.E)	(7)	(5)	(3)	(5)	(7)
Asia/Australia hotels		3	1	2	1	3
Club Méditerranée	(Note 2.A.2)	3	1	0	1	3
Tunisian and Moroccan investment funds (STI and RISMA)		2	1	(1)	1	2
Other		1	(2)	3	(2)	1
Share of profit of associates after tax		**8**	**(2)**	**2**	**(2)**	**8**

Note 12. Restructuring Costs

In € millions	2005 Proforma	June 2005 Proforma	June 2006	June 2005 Published	2005 Published
Restructuring provisions	(19)	1	11	-	(20)
Restructuring costs	(20)	(7)	(28)	(8)	(23)
Total	**(39)**	**(6)**	**(17)**	**(8)**	**(43)**

The increase in restructuring costs in 2005 was mainly due to the costs arising from the departure of members of senior management in connection with the early-2006 change in Accor's corporate governance structure, the effects of which were known at the end of 2005. These costs have been paid in 2006.

Restructuring costs in first-half 2006 correspond mainly to reorganization costs.

Note 13. Impairment Losses

In € millions	2005 Proforma	June 2005 Proforma	June 2006	June 2005 Published	2005 Published
Goodwill	(20)	(7)	(14)	(7)	(20)
Intangible assets	(1)	(1)	0	(1)	(1)
Property, plant and equipment	(86)	(82)	11	(82)	(86)
Financial assets	0	0	(23)	0	0
Impairment Losses	**(107)**	**(90)**	**(26)**	**(90)**	**(107)**

Impairment losses for first-half 2006 amounted to €53 million, concerning 72 hotels.

In first-half 2006, €27 million worth of provisions for impairment were reversed through profit. The reversals concerned 32 hotels in France.

The main assets and cash generating units for which impairment losses were recognized in first-half 2006 were as follows:

A. Impairment of goodwill

In € millions	2005 Proforma	June 2005 Proforma	June 2006	June 2005 Published	2005 Published
HOTELS	**(16)**	**(7)**	**(9)**	**(7)**	**(16)**
Upscale and Midscale Hotels	(14)	(6)	(9)	(6)	(14)
Economy Hotels	(2)	(1)	-	(1)	(2)
Economy Hotels US	-	-	-	-	-
SERVICES	**(3)**	**-**	**(2)**	**-**	**(3)**
OTHER BUSINESSES	**(1)**	**-**	**(3)**	**-**	**(1)**
Travel Agencies	-	-	-	-	-
Casinos	-	-	-	-	-
Restaurants	(1)	-	-	-	(1)
Onboard Train Services	-	-	-	-	-
Holding Companies and other	-	-	(3)	-	-
TOTAL	**(20)**	**(7)**	**(14)**	**(7)**	**(20)**

In 2005, impairment losses on goodwill primarily concerned Dorint, for €8 million.
In 2006, impairment losses on goodwill primarily concerned Mercure Varsovie Centre for €6 million.

B. Impairment of intangible assets with an indefinite useful life

There is no impairment of intangible assets during first-half 2006.

C. Impairment of property, plant and equipment

In € millions	2005 Proforma	June 2005 Proforma	June 2006	June 2005 Published	2005 Published
HOTELS	**(84)**	**(80)**	**12**	**(80)**	**(84)**
Upscale and Midscale Hotels	(50)	(74)	14	(74)	(50)
Economy Hotels	(30)	(6)	(2)	(6)	(30)
Economy Hotels US	(4)	-	-	-	(4)
SERVICES	-	-	-	-	-
OTHER BUSINESSES	**(2)**	**(2)**	**(1)**	**(2)**	**(2)**
Travel Agencies	-	-	-	-	-
Casinos	(1)	(2)	-	(2)	(1)
Restaurants	-	-	(1)	-	-
Onboard Train Services	-	-	-	-	-
Holding Companies and other	(1)	-	-	-	(1)
TOTAL	**(86)**	**(82)**	**11**	**(82)**	**(86)**

The €86 million in impairment losses on property, plant and equipment corresponds mainly to write-downs of non-strategic hotel assets and adjustments arising from regular reviews of asset values. It concerns 106 hotels in 2005.

In first-half 2006, new provisions totaling €16 million (72 hotels) were recorded and €27 million (32 hotels) was released, representing a net credit of €11 million.

D. Impairment of financial assets

In 2006, the loan to Dr. Ebertz was written down to probable realizable value by recording a provision of €23 million.

Note 14. Gains and Losses on Management of Hotel Properties

In € millions	2005 Proforma	June 2005 Proforma	June 2006	June 2005 Published	2005 Published
Disposal gains and losses	90	98	147	98	90
Provisions for losses on hotel properties	(17)	(14)	(28)	(15)	(18)
Total	**73**	**84**	**119**	**83**	**72**

In fiscal 2005, the total included:

- ✓ Gain on the sale of 128 hotel properties in France for €107 million (see Note 2.B.2);
- ✓ Losses on disposal of 44 non-strategic hotels for €5 million;
- ✓ Various provisions and reversals including provisions for risks related to Germany (see Note 32).

In first-half 2005, the total included:

- ✓ A €107 million gain on the sale to Foncière des Murs of 128 hotel properties in France under a sale-and-variable leaseback arrangement based on a percentage of revenue (see Note 2.B.2).
- ✓ Losses on disposal of non-strategic assets in Europe and the United States, for €11 million.

In first-half 2006, the total included:

- ✓ A €129 million gain on the sale to Foncière des Murs of 55 hotel properties and 3 spas in France and 10 hotel properties in Belgium under a sale-and-variable leaseback arrangement based on a percentage of revenue (see Note 2.B.2).
- ✓ A €13 million loss on the sale of 5 Sofitel units in the United States, under a sale-and-long-term management-back arrangement (see Note 2.B.1).
- ✓ Gains on disposal of non-strategic assets in Europe and the United States for €31 million (see Note 2.B.3).
- ✓ A provision of €14 million related to early termination costs of six loss-making leases in Denmark

Note 15. Gains and Losses on Management of Other Assets

In € millions	2005 Proforma	June 2005 Proforma	June 2006	June 2005 Published	2005 Published
Disposal gains and losses	28	30	(4)	30	28
Provision movements	(30)	(4)	0	(4)	(30)
Gains and losses on non-recurring transactions	(36)	(3)	(21)	(3)	(35)
Total	**(38)**	**23**	**(25)**	**23**	**(37)**

In fiscal 2005 gains and losses include the €25 million gain on the disposal of Financière Courtepaille.

Provisions mainly consist of addition to provisions for €36 million for bad debt and releases of €12 million.

Gains and losses on management of other assets include a €13 million payment to Dorint related to transactions presented in Note 2.E.

First-half 2005 gains and losses include the €25 million gain on the disposal of Financière Courtepaille.

Provisions mainly consist of addition to provisions for €7 million for bad debt.

First-half 2006 gains and losses mainly include the €(4) million loss on the disposal of Compass.

In addition, a €7 million loss was recognized on the sale of part of the Group's interest in Club Méditerranée and a €6 million provision was recognized on the remaining 5.43% interest to be sold in the near future, based on a price of €39.8 (share price at June 2006) per share (see Note 2.A.2).

Note 16. Income Tax Expense

Note 16.1 Income tax expense for the period

In € millions	2005 Proforma	June 2005 Proforma	June 2006	June 2005 Published	2005 Published
Current tax	(193)	(77)	(107)	(82)	(200)
Prior year adjustment to current tax	-	-	-	-	-
Sub-total, current tax	**(193)**	**(77)**	**(107)**	**(82)**	**(200)**
Deferred taxes (expenses) income on new temporary differences and reversals of temporary differences arising in prior periods	78	16	12	15	78
Deferred taxes arising from changes in tax rates or tax laws	(2)	(2)	3	(2)	(2)
Sub-total, deferred tax	**76**	**14**	**15**	**13**	**76**
Income tax expense excluding tax on the profits of associates and discontinued operations	**(117)**	**(63)**	**(92)**	**(69)**	**(124)**
Tax on profits of associates	(14)	(2)	(5)	(3)	(15)
Tax on profits of discontinued operations	(7)	(6)	(8)	-	-
Tax of the period	**(138)**	**(71)**	**(105)**	**(72)**	**(139)**

Profit before tax	458	217	333	238	488
Income tax expense	(117)	(63)	(92)	(69)	(124)
Effective tax rate on profit before tax	**25,5%**	**29,0%**	**27,6%**	**29,0%**	**25,4%**

Note 16.2. Effective tax rate

In € millions		2005 Proforma	June 2005 Proforma	June 2006	June 2005 Published	2005 Published
Profit before tax	(a)	458	217	333	238	488
Non deductible impairment losses		22	18	9	18	22
Elimination of intercompany capital gains		(14)	(2)	3	(2)	(14)
Tax on share of profit (loss) of associates		14	2	5	3	15
Other		9	(1)	7	2	11
Total permanent differences (non-deductible expenses)	(b)	31	17	24	21	34
Untaxed profit and profit taxed at a reduced rate (1)	(c)	(103)	(196)	(177)	(199)	(104)
Profit taxed at standard rate	(d) = (a) + (b) + (c)	386	38	180	60	418
Standard tax rate in France	(e)	34,93%	34,93%	34,43%	34,93%	34,93%
Tax at standard French tax rate	(f) = (d) x (e)	(135)	(13)	(62)	(21)	(146)
Effects on tax at standard French tax rate of:						
. Differences in foreign tax rates		20	9	8	10	20
. Unactivated tax losses for the period		(43)	(28)	(11)	(29)	(44)
. Utilization of tax loss carryforwards		10	5	8	6	12
. Changes in deferred tax rates		(2)	(2)	3	(2)	(2)
. Share of profit (loss) of associates		14	2	5	3	15
. Total TSDI tax (2)		64	-	-	-	64
. Other		(16)	(3)	(18)	(3)	(14)
Total effects on tax at standard French tax rate	(g)	47	(17)	(5)	(15)	51
Tax at normal rate	(h) = (f) + (g)	(88)	(30)	(67)	(36)	(95)
Tax at reduced rate	(i)	(29)	(33)	(25)	(33)	(29)
Income tax expense	(j) = (h) + (i)	(117)	(63)	(92)	(69)	(124)
Profit before tax taxed at standard rate		386	38	180	60	418
Income tax expense		(115)	(4)	(54)	(11)	(126)
Group effective tax rate		29,8%	10,5%	29,9%	18,3%	30,1%

(1) Sales of real estate to Foncière des Murs in 2005 and June 2006 (see Note 2.B.2)
Pre-tax profit for 2005 includes €107 million in capital gains qualifying for taxation at a reduced rate under the SIIC (REIT-style) tax regime of 16.5%. Pre-tax profit for June 2006 includes €129 million in capital gains qualifying for taxation at a reduced rate under the SIIC (REIT-style) tax regime of 16.5% (€24 million).

(2) A change in the rules governing the deductibility of interest on perpetual subordinated notes has been introduced in France's 2006 Finance Act. As a result of this change in tax law, the following entries were recorded in 2005 in respect of the 1990 repackaged perpetual subordinated floating rate notes due December 27, 2005:
- Income tax payable of €63 million
- Reversal of a deferred tax liability of €127 million. This deferred tax liability has been recognised in equity at the date of transition to IFRSs.

The repackaged perpetual subordinated floating rate notes were repaid in full in December 2005.

Note 16.3 Details of deferred tax (Balance Sheet)

In € millions	June 2005	Dec 2005	June 2006
Timing differences between company profit and taxable profit	137	152	150
Timing differences between consolidated profit and company profit (1)	86	190	56
Tax losses	87	45	39
Sub-total, deferred tax assets	**310**	**387**	**245**
Timing differences between company profit and taxable profit	81	84	68
Timing differences between consolidated profit and company profit	239	230	107
Sub-total, deferred tax liabilities	**320**	**314**	**175**
Deferred tax, net	**(10)**	**73**	**70**

(1) The change in timing differences between consolidated profit and company profit is primarily attributable to the reversal of deferred taxes on the repackaged perpetual subordinated floating rate notes for €127 million (See Note 16.2).

Note 16.4 Unrecognized deferred tax assets

Unrecognized deferred tax assets at June 30, 2006 amounted to €178 million (June 30, 2005: €97 million; December 31, 2005: €171 million).

Unrecognized deferred tax assets at June 30, 2006 will expire in the following periods if not utilized:

In € millions	Deductible temporary differences	Tax loss carryforwards	Tax credits	Total
Y+1	-	(14)	(1)	(15)
Y+2	-	(8)	-	(8)
Y+3	-	(2)	-	(2)
Y+4	-	(2)	-	(2)
Y+5 and beyond	-	(13)	-	(13)
Evergreen	(1)	(137)	-	(138)
Deferred tax, net	**(1)**	**(176)**	**(1)**	**(178)**

Note 17. Profit or Loss from Discontinued Operations

In accordance with IFRS 5, profit or loss from discontinued operations includes Carlson Wagonlit Travel (CWT) profit, subsidiary classified as discontinued operations (See Note 2.A.3). Detail of CWT consolidated income statement classified in profit or loss from discontinued operations in Accor consolidated income statements is as follow:

In € millions	2005	June 2005	June 2006
Revenue	486	239	249
Other operating revenue	-	-	-
CONSOLIDATED REVENUE	**486**	**239**	**249**
Operating expense	(406)	(199)	(205)
EBITDAR	**80**	**40**	**44**
Rental expense	(27)	(11)	(14)
EBITDA	**53**	**29**	**30**
Depreciation, amortization and provision expense	(16)	(5)	(7)
EBIT	36	24	23
Net financial expense	(2)	-	(2)
Share of profit of associates after tax	1	-	1
OPERATING PROFIT BEFORE TAX AND NON RECURRING ITEMS	**35**	**24**	**22**
Restructuring costs	(5)	(2)	(1)
Impairment losses	-	-	-
Gains and losses on management of hotel properties	-	-	-
Gains and losses on management of other assets	-	(1)	3
PROFIT BEFORE TAX	**30**	**21**	**24**
Income tax expense	(7)	(6)	(8)
NET PROFIT	**23**	**15**	**16**
Minority interests	(2)	-	(2)
PROFIT OR LOSS FROM DISCONTINUED OPERATIONS	**21**	**15**	**14**

Note 18. Goodwill

In € millions	June 2005	Dec 2005	June 2006
Goodwill (gross value)	2 447	2 484	2 097
Less impairment losses and depreciation	(635)	(587)	(473)
Goodwill, net	**1 812**	**1 897**	**1 624**

In € millions	June 2005	Dec 2005	June 2006
Upscale and Midscale Hotels France	215	266	264
Motel 6	250	256	238
Hotels, Australia	192	190	179
Casinos (Accor Casinos, SHCD and Groupe Lucien Barrière)	152	161	161
Red Roof Inns	164	168	156
Economy Hotels (excluding Motel 6 and Red Roof Inns)	99	87	92
Go Voyages	51	57	57
Hotels, Asia	48	50	45
Services, USA	9	8	36
Services, United Kingdom	34	35	35
Services, Romania	34	31	34
Hotels, Italy (Sifalberghi)	33	33	33
Services, Mexico	34	35	32
Hotels, Hungary (Pannonia)	17	26	27
Lenôtre	11	23	24
Hotels, Egypt (Gezirah)	24	24	24
Hotels, Netherlands	21	21	21
Services, Sweden (Rikskuponger)	14	20	20
Services, Argentina (Servicios Ticket)	11	11	11
Hotels, Switzerland	9	9	9
Services, Venezuela (Seremca)	8	8	8
Hotels, Poland	12	12	6
Travel Agencies (See Note 2.A.3)	250	251	-
Other (less than €6 million)	120	115	112
Goodwill, net	**1 812**	**1 897**	**1 624**

Changes in the carrying amount of goodwill over the period were as follows:

In € millions	June 2005	Dec 2005	June 2006
Carrying amount at beginning of period	**1 667**	**1 667**	**1 897**
Goodwill recognized on acquisitions for the period and other increases	**39**	**137**	**46**
. Upscale and Midscale Hotels France	-	48	-
. Economy Hotels (excluding Motel 6 and Red Roof Inns)	-	-	5
. Groupe Lucien Barrière SAS	11	20	1
. Services, Romania (Acquisition of 30% of Hungastro)	13	18	3
. Services, USA (Acquisition of Commuter Check Services)	-	-	28
. Acquisition of Stimula	-	-	7
. Other acquisitions of Services	2	14	1
. Lenôtre (Acquisition of 9 stores)	-	12	-
. Go Voyages	1	11	-
. Hotels, Switzerland	7	7	-
. Other	5	7	1
Disposals	**(3)**	**(4)**	**(3)**
Impairment losses	**(3)**	**(12)**	**(13)**
Translation adjustment	**84**	**97**	**(49)**
Reclassifications on Assets held for sale (See Notes 2.A.3 & 31)	**-**	**-**	**(251)**
Other reclassifications and movements	**28**	**12**	**(3)**
Carrying amount at end of period	**1 812**	**1 897**	**1 624**

Note 19. Intangible Assets

In € millions		June 2005	Dec 2005	June 2006
Gross value				
Motel 6 brand	(1)	165	170	158
Red Roof Inns brand	(1)	99	102	94
Other brands and networks		21	23	24
Licenses, softwares		231	212	161
Other intangible assets		152	174	163
Total intangible assets at cost		**668**	**681**	**600**
Accumulated amortization and impairment losses				
Licenses, softwares		(130)	(139)	(109)
Other intangible assets		(102)	(105)	(102)
Total accumulated amortization and impairment losses		**(232)**	**(244)**	**(211)**
Intangible assets, net		**436**	**437**	**389**

(1) The increase in value of the Motel 6 and Red Roof Inns brands in first-half 2006 is due to the change in the dollar/euro exchange rate (1.1797 at December 31, 2005 versus 1.2713 at June 30, 2006).

Changes in the carrying amount of intangible assets over the period were as follows:

In € millions	June 2005	Dec 2005	June 2006
Carrying amount at beginning of period	**400**	**400**	**437**
Additions	3	2	4
Internally-generated assets	9	21	6
Intangible assets of newly consolidated companies	-	5	-
Amortization for the period	(19)	(41)	(18)
Disposals	(1)	(2)	(2)
Translation adjustment	42	50	(23)
Reclassifications	2	2	5
Reclassifications on Assets held for sales (See Note 2.A.3 & 31)	-	-	(20)
Carrying amount at end of period	**436**	**437**	**389**

The following intangible assets are considered as having an indefinite useful life:

In € millions	June 2005	Dec 2005	June 2006
Motel 6 brand	165	170	158
Red Roof Inns brand	99	102	94
Other brands	21	23	24
Carrying amount at end of period	**285**	**295**	**276**

The above brands and lease premiums have been qualified as having an indefinite useful life because the Group considers that there is no foreseeable limit to the period in which they can be used.

At June 30, 2006, contracts totalling €5 million had been signed for the purchase of intangible assets. They are not recognised in the balance sheet.

Note 20. Property, Plant and Equipment

Note 20.1 Property, plant and equipment by nature

In € millions	June 2005	Dec 2005	June 2006
Land	556	527	462
Buildings	2 657	2 544	2 356
Fixtures	2 050	1 955	1 941
Equipment and furniture	1 621	1 666	1 542
Constructions in progress	217	268	251
Property, plant and equipment, at cost	**7 101**	**6 960**	**6 552**

In € millions	June 2005	Dec 2005	June 2006
Buildings	(915)	(817)	(783)
Fixtures	(1 100)	(1 021)	(1 026)
Equipment and furniture	(1 075)	(1 096)	(1 016)
Constructions in progress	(14)	(5)	(5)
Total of depreciation	(3 104)	(2 939)	(2 830)
Land	(7)	(7)	(8)
Buildings	(115)	(118)	(114)
Constructions in progress	-	(5)	(5)
Total of impairment (see Note 13)	(122)	(130)	(127)
Accumulated depreciation and impairment losses	**(3 226)**	**(3 069)**	**(2 957)**

In € millions	June 2005	Dec 2005	June 2006
Land	549	520	454
Buildings	1 627	1 609	1 459
Fixtures	950	934	915
Equipment and furniture	546	570	526
Constructions in progress	203	258	241
Property, plant and equipment, net	**3 875**	**3 891**	**3 595**

Changes in the carrying amount of property, plant and equipment during the period were as follows:

In € millions	June 2005	Dec 2005	June 2006
Net carrying amount at beginning of period	**3 717**	**3 717**	**3 891**
Property, plant and equipment of newly acquired companies	26	159	18
Capital expenditure	233	601	258
Disposals	(75)	(129)	(243)
Depreciation for the period	(190)	(392)	(191)
Impairment losses for the period	(81)	(86)	(15)
Reversals of impairment losses recorded in prior periods	-	-	26
Translation adjustment	165	198	(100)
Reclassifications on assets held for sales (see Note 31)	-	(260)	(46)
Other reclassifications	80	83	(3)
Net carrying amount at end of period	**3 875**	**3 891**	**3 595**

At June 30, 2006, contracts totalling €205 million had been signed for the purchase of property, plant and equipment. They are not recognised in the balance sheet.
In addition, under the Foncière des Murs transactions (see Note 2.B.2), Accor is committed to carrying out €94 million worth of work over the period 2005-2009, out of a total €230 million program of which €136 million will be financed by Foncière des Murs.
At June 2006, €16 million worth of work was carried out by the Group. Under the terms of the leases with Foncière des Murs, the Group is required to pay the cost of maintaining the hotels over the period from January 1, 2009 to the first possible lease termination date (July 1, 2017). The costs to be paid by the Group may not represent less than a certain percentage of the hotels' revenues (4% for Ibis & Etap, 3.5% for Novotel & Sofitel, and 3% or 3.5% for Mercure).

Borrowing costs included in the carrying amount of property, plant and equipment at June 30, 2006 came to €3 million. The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was 4.93% (Group average borrowing cost at December 31, 2005).

Note 20.2 Finance leases

At June 30, 2006, the carrying amount of finance leases recognized in the balance sheet in net value was €242 million (December 31, 2005: €262 million), as follows:

In € millions	June 2005	Dec 2005	June 2006
Land	68	43	42
Buildings	343	234	241
Fixtures	156	108	94
Equipment and furniture	61	58	36
Property, plant and equipment, at cost	**628**	**443**	**413**
Accumulated depreciation and impairment losses	**(286)**	**(181)**	**(171)**
Property, plant and equipment, net	**342**	**262**	**242**

The reclassification of properties under finance leases to "Assets held for sale" is lower than €1 million (see Note 31).

Future yearly debt under finance leases can be analyzed as follows by maturity:

	Debt in € millions Non Discounted
2007	245
2008	207
2009	183
2010	165
2011	151
2012	136
2013	109
2014	89
2015	80
2016	72
2017	63
2018	55
2019	42
> 2020	30

Note 21. Long-Term Loans

In € millions	June 2005	Dec 2005	June 2006
Gross value	372	306	258
Accumulated impairment losses	(46)	(18)	(36)
Long-term loans, net	**326**	**288**	**222**

In € millions		June 2005	Dec 2005	June 2006
Hotels, Asia-Pacific	(1)	77	75	70
Hotels, Germany	(2)	35	35	14
Colony Capital	(3)	33	33	-
Hotels, Netherlands		28	28	28
Hotels, United States/Canada		26	27	25
Hotels, United Kingdom		28	27	27
Front de Seine Participations (Novotel Paris Tour Eiffel)		24	25	26
ABC (Demeure/ Libertel hotels)	(4)	16	-	-
Orbis	(5)	14	-	-
Other		45	38	32
Total		**326**	**288**	**222**

(1) Loans to hotels in the Asia-Pacific region include loans to Tahl (an Australian property company) for €61 million at June 30, 2006 (December 31, 2005: €65 million).

(2) In connection with the acquisition of Dorint AG, the Group made a €35 million loan to Dr. Ebertz, repayable no later than December 31, 2010 (see note 2.E). At June 2006, this loan amounted to €37 million (gross value) and to €14 million (net value).

(3) At the time of sale of 50% of Accor Casinos, Accor made an €80 million loan to Colony Capital. Interest on the loan has been capitalized and will be paid when the loan falls due (see Note 2.G.1). In 2004, Colony Capital repaid part of the loan (€65 million) in connection with the merger between Accor Casinos and Groupe Lucien Barrière (see Note 2.G.2). In February 2006, this loan was repaid before its expiration date.

(4) In December 1999, Accor acquired the hotel business of CGIS, a subsidiary of Vivendi, in partnership with two US investment funds. The portfolio consisted of 41 Libertel hotels and 8 Sofitel Demeure hotels representing a combined total of 3,240 rooms. At December 31, 2005, all the hotels had been sold and the acquisition debt had been repaid.

(5) In connection with the sale of 3 Novotel hotels and 8 Ibis hotels, for a total of €64 million, the Group made in year 2003 a €14 million loan to the buyer which was repaid in 2005.

Note 22. Investments in Associates

In € millions			June 2005	Dec 2005	June 2006
Club Méditerranée	(Note 2.A.2)	(1)	310	317	0
Orbis (Hotels, Poland)		(2)	135	164	161
Accor Asia-Pacific subsidiaries			43	46	48
Moroccan investment fund (RISMA)		(3)	17	28	32
Dorint (Hotels, Germany)	(Note 2.E)	(4)	23	24	33
Egyptian investment fund			12	13	11
Société Hôtelière Paris Les Halles (SHPH)		(5)	8	9	9
Tunisian investment fund (STI)		(6)	8	8	7
Sofitel London St James (Hotels, United Kingdom)			3	3	3
Sofitel Paris Le Faubourg (Hotels, France)			9	-	-
ABC Hotels (Demeure/Libertel hotels)		(7)	(3)	(1)	-
Front de Seine Participations		(8)	(1)	0	0
Other			31	29	27
Total			**595**	**640**	**331**

(1) Key figures for Club Méditerranée are as follows:

Club Méditerranée (In € millions)		June 2005	Dec 2005	June 2006
Revenue		750	1 590	N/A
Net profit (loss)	(*)	3	4	N/A
Net cash/(Net debt)		(378)	(240)	N/A
Equity	(**)	746	749	N/A
Market capitalization		755	761	N/A
Total assets		1 468	1 379	N/A
% interest held		28,93%	28,93%	11,43%

(*) After adjustments recorded on first-time consolidation of Club Méditerranée in the Accor Group accounts (see Note 2.A.2).

(**) IFRS Club Méditerranée's reported equity at October 31, 2005 was €525 million. The difference between this amount and the equity figure shown in the above table at December 31, 2005 corresponds primarily to fair value adjustments to property, plant and equipment and the valuation of the brand.

(2) Key figures for Orbis are as follows:

Orbis (Hotels, Poland) (In € millions)	June 2005	Dec 2005	June 2006
Revenue	115	248	122
Net profit (loss)	4	29	11
Net cash/(Net debt)	(35)	(51)	(64)
Equity	311	352	338
Market capitalization	260	394	492
Total assets	531	560	558
% interest held	35,58%	40,58%	40,58%

Since 2005 figures are IFRS compliant.

(3) Key figures for the hotel investment fund in Morocco (Risma) are as follows:

Risma (Moroccan investment fund) (In € millions)	**June 2005**	**Dec 2005**	**June 2006**
Revenue	28	57	34
Net profit (loss)	1	4	1
Net cash/(Net debt)	(58)	(50)	(29)
Equity	38	56	85
Market capitalization	N/A	N/A	172
Total assets	121	137	147
% interest held	45,29%	48,25%	35,27%

(4) Key figures since first consolidation for Dorint AG are as follows:

Dorint (In € millions)		**June 2005**	**Dec 2005**	**June 2006**
Revenue		261	566	287
Net profit (loss)	(*)	(19)	(26)	(11)
Net cash/(Net debt)		(49)	(54)	(27)
Equity	(*)	(82)	(26)	(25)
Market capitalization		N/A	N/A	N/A
Total assets		194	189	187
% interest held		30,79%	29,08%	34,35%

(*) After adjustments recorded on first-time consolidation of Dorint, in the Accor Group accounts under IFRS (see Note 2.E).

(5) Key figures for Société Hôtelière Paris les Halles are as follows:

Société Hôtelière Paris Les Halles (In € millions)	**June 2005**	**Dec 2005**	**June 2006**
Revenue	27	58	31
Net profit (loss)	2	6	2
Net cash/(Net debt)	(100)	(93)	(84)
Equity	14	13	15
Market capitalization	N/A	N/A	N/A
Total assets	134	132	129
% interest held	31,19%	31,19%	31,19%

(6) Key figures for the hotel investment fund in Tunisia (Tanit) are as follows:

Tunisian investment fund (In € millions)	**June 2005**	**Dec 2005**	**June 2006**
Revenue	8	19	8
Net profit (loss)	(1)	(1)	(3)
Net cash/(Net debt)	5	5	-
Equity	21	23	19
Market capitalization	N/A	N/A	N/A
Total assets	29	29	26
% interest held	37,50%	37,50%	37,50%

(7) Key figures for ABC Hotels, which hold the Sofitel Demeure and Libertel hotels owned jointly by Accor, Blackstone and Colony Capital, are as follows:

ABC Hotels (Demeure/Libertel hotels) (In € millions) (*)	**June 2005**	**Dec 2005**	**June 2006**
Revenue	8	9	N/A
Net profit (loss)	(4)	(4)	N/A
Net cash/(Net debt)	(80)	-	N/A
Equity	(11)	-	N/A
Market capitalization	N/A	N/A	N/A
Total assets	79	-	N/A
% interest held	30,00%	30,00%	N/A

(*) At the end of year 2005, all the Demeure / Libertel hotels were sold. The company was winded up on December, 31 2005.

(8) Key figures for Front de Seine Participation, owner of the Novotel Tour Eiffel, are as follows:

Front de Seine Participations (Novotel Tour Eiffel) (In € millions)	**June 2005**	**Dec 2005**	**June 2006**
Revenue	19	38	21
Net profit (loss)	(1)	0	0
Net cash/(Net debt)	(108)	(106)	(99)
Equity	(2)	(2)	(1)
Market capitalization	N/A	N/A	N/A
Total assets	122	120	117
% interest held	40,00%	40,00%	40,00%

Note 23. Other Financial Investments

In € millions	June 2005	Dec 2005	June 2006
Investments in non-consolidated companies	319	307	193
Deposits	139	124	89
Other financial investments, at cost	**458**	**431**	**282**
Accumulated impairment losses	(131)	(147)	(54)
Other financial investments, net	**327**	**284**	**228**

Other financial investments break down as follows:

In € millions		June 2005	Dec 2005	June 2006
Compass Group	(1)	108	99	-
Other investments and deposits	(2)	219	185	228
Other financial investments, net		**327**	**284**	**228**

(1) Accor held 30,706,882 Compass shares acquired at a cost of €204 million. All the shares have been sold during the period for a total amount of €95 million, carrying out a loss of €4 million (See Note 2.A.1).

(2) At June 30, 2006, 2,212,349 Club Med shares, relative to 11.43% of share capital have been reclassified in « non consolidated financial investments » for a value of €88 millions (See Note 2.A.2).

Note 24. Receivables and Payables

Note 24.1 Detail of trade receivables with gross value and provision

In € millions	June 2005	Dec 2005	June 2006
Gross value	1 472	1 575	1 436
Provisions	(73)	(67)	(54)
Net	**1 399**	**1 508**	**1 382**

Note 24.2 Details of other receivables and accruals

In € millions	June 2005	Dec 2005	June 2006
Recoverable VAT	199	207	197
Prepaid payroll taxes	18	9	14
Other prepaid and recoverable taxes	24	97	79
Other receivables	273	287	298
Other prepaid expenses	217	194	276
Other receivables and accruals, at cost	**731**	**794**	**864**
Provisions	**(22)**	**(24)**	**(22)**
Other receivables and accruals, net	**709**	**770**	**842**

Note 24.3 Details of other payables

In € millions	June 2005	Dec 2005	June 2006
VAT payable	126	102	116
Wages and salaries and payroll taxes payable	437	497	425
Other taxes payable	144	157	150
Other payables	309	289	281
Deferred income	365	415	470
Other payables	**1 381**	**1 460**	**1 442**

Note 24.4 Analysis of other receivables / payables

In € millions at June 30, 2006	Due within 1 year	Due in 1 to 5 years	Due beyond 5 years	**June 2006**	**Dec 2005**	**June 2005**
Inventories	63	-	-	63	64	74
Trade receivables	1 344	38	-	1 382	1 508	1 399
Recoverable VAT	148	49	-	197	207	199
Prepaid payroll taxes	14	-	-	14	9	18
Other prepaid and recoverable taxes	39	40	-	79	97	24
Other receivables	284	12	2	298	287	273
CURRENT ASSETS	**1 892**	**139**	**2**	**2 033**	**2 172**	**1 987**
Trade payables	627	5	-	632	849	866
VAT payable	116	-	-	116	102	126
Wages and salaries and payroll taxes payable	395	25	5	425	497	437
Other taxes payable	148	2	-	150	157	144
Other payables	277	4	-	281	289	309
CURRENT LIABILITIES	**1 563**	**36**	**5**	**1 604**	**1 894**	**1 882**

Note 25. Potential Ordinary Shares

Note 25.1. Number of potential shares

At June 30, 2006, the Company's share capital was made up of 212,172,995 ordinary shares. The average number of ordinary shares outstanding during the period was 228,278,721.

In addition, employee stock options exercisable for 11,564,555 ordinary shares, representing 5.45% of the capital, were outstanding at June 30, 2006, as follows:

- 398,587 stock options exercisable at a price of €33.95 per share (Plan 2)
- 549,675 stock options exercisable at a price of €37.00 per share (Plan 3)
- 744,730 stock options (stock savings warrants) exercisable at a price of €43.40 per share (Plan 4)
- 1,832,000 stock options exercisable at a price of €40.58 per share (Plan 5)
- 3,008,331 stock options exercisable at a price of €37.77 per share (Plan 6)
- 103,951 stock options (stock savings warrants) exercisable at a price of €39.10 per share (Plan 7)
- 147,700 stock options exercisable at a price of €31.83 per share (Plan 8)
- 1,482,500 stock options exercisable at a price of €35.68 per share (Plan 9)
- 88,131 stock options (stock savings warrants) exercisable at a price of €33.94 per share (Plan 10)
- 1,298,950 stock options exercisable at a price of €32.42 per share (Plan 11)
- 1,240,000 stock options exercisable at a price of €46.20 per share (Plan 12)
- 670,000 stock options exercisable at a price of €49.10 per share (Plan 13)

In addition, a total of 18,719,772 convertible/exchangeable bonds (OCEANE) have been issued in 2002 and 2003. The terms of the bond issue are described in Note 28. If all the bonds were to be converted, this would result in the issue of 18,719,772 new shares. During first-half 2006, 137,401 bonds were converted into new shares and 36,085 bonds were exchanged into existing shares, reducing the number of potential shares to 9,625,300.

In May 2005, Accor issued 116,279 convertible bonds and 128,205 notes redeemable for Accor shares (equity notes) (ORA) representing 24,448,400 potential shares. The terms of the issues are described in Notes 26 and 28.

Lastly, during first-half 2006, Accor announced a share buyback program (see Note 2.D). At June 30, 2006, Accor bought back a total of 5,714,500 shares.

Conversion of all of the potential shares presented above would have the effect of increasing the number of shares outstanding to 257,811,250.

Note 25.2. Diluted earnings per share

Based on the above number of potential shares and the average Accor share price for first-half of €48.43, the diluted weighted average number of shares outstanding in first-half 2006 was 248,222,685. Diluted earnings per share were therefore calculated as follows:

In € millions	2005	June 2005	June 2006
Net profit, Group share	333	156	241
Adjustment for OCEANE convertible bonds (1)	44	20	15
Adjusted Net profit, Group share	**377**	**176**	**256**
Average number of shares outstanding (in thousands)	214 783	218 034	228 279
Number of shares resulting from the exercise of stock options	1 051	243	2 083
Number of shares resulting from the conversion of OCEANES	33 020	33 763	17 861
Fully diluted average number of shares (in thousands)	248 853	252 040	248 223
Diluted earnings per share	**1,51**	**0,70**	**1,03**

Pro forma adjustments to the 2005 interim and annual income statements had no impact on diluted earnings per share for the two periods.

(1) The adjustment for OCEANE convertible bonds breaks down as follows:

In € millions	2005	June 2005	June 2006
Cancellation of interest expense on OCEANE convertible bonds, net of tax	38	16	13
Cancellation of redemption premiums on OCEANE convertible bonds, net of tax	6	4	2
Total	**44**	**20**	**15**

The following instruments that may have a dilutive impact on basic earnings per share in the future have not been included in the calculation of diluted earnings per share because they did not have a dilutive effect on first-half 2006:

- 3,415,419 convertible/exchangeable bonds (OCEANE) that have been issued at a price of €166.89, in April 2002 and redeemable in three instalments as described in Note 28.
- 1,240,000 stock options at a price of €46.20 exercisable from January 10, 2010 until January 9, 2013 (Plan 12).
- 670,000 stock options at a price of €49.10 exercisable from March 25, 2010 until March 24, 2013 (Plan 13).

On this basis, the diluted earnings per share is the following: €1.03.

Note 25.3. Share-based payments

STOCK OPTION PLANS

Description of the main plans

The following table summarizes the characteristics of stock options outstanding at June 30, 2006, as well as of options that were cancelled or expired during the period.

	Grant date	Life of plan	Number of options granted	Option exercised date	Number of grantees	Exercise price	Cash-settled or equity-settled
Plan 1	January 7, 1998	8 years	1 378 950	from 15/07/02 until 7/01/06	228	32,47 €	Equity-settled
Plan 2	January 6, 1999	8 years	581 525	from 6/01/04 until 6/01/07	639	33,95 €	Equity-settled
Plan 3	March 30, 2000	8 years	690 125	from 30/03/05 until 30/03/08	809	37,00 €	Equity-settled
Plan 4	December 22, 2000	7 years	757 322	from 22/12/03 until 22/12/07	15 725	43,40 €	Equity-settled
Plan 5	January 4, 2001	8 years	1 957 000	from 4/01/04 until 4/01/09	32	40,58 €	Equity-settled
Plan 6	January 8, 2002	8 years	3 438 840	from 8/01/05 until 8/01/10	2 032	37,77 €	Equity-settled
Plan 7	July 12, 2002	7 years	104 361	from 12/07/05 until 12/07/09	3 890	39,10 €	Equity-settled
Plan 8	January 3, 2003	8 years	148 900	from 4/01/06 until 3/01/11	67	31,83 €	Equity-settled
Plan 9	January 7, 2004	8 years	1 482 900	from 8/01/07 until 7/01/12	1 517	35,68 €	Equity-settled
Plan 10	July 9, 2004	8 years	88 131	from 9/07/07 until 9/07/12	3 390	33,94 €	Equity-settled
Plan 11	January 12, 2005	7 years	1 298 950	from 13/01/09 until 12/01/12	903	32,42 €	Equity-settled
Plan 12	January 9, 2006	7 years	1 240 000	from 10/01/10 until 09/01/13	229	46,20 €	Equity-settled
Plan 13	March 24, 2006	7 years	670 000	from 25/03/10 until 24/03/13	780	49,10 €	Equity-settled

Changes in outstanding stock options during the 2005 and 2006 are as follows:

	December 31, 2005		June 30, 2006	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Options outstanding at beginning of period	**10 591 554**	**37,36 €**	**10 174 625**	**37,36 €**
Options granted	1 298 950	32,42 €	1 910 000	**47,22 €**
Options cancelled	(81 600)	39,77 €	-	-
Options exercised	(1 634 279)	33,34 €	(484 320)	**37,28 €**
Expired options	-	-	(35 750)	**32,47 €**
Options outstanding at end of period	**10 174 625**	**37,36 €**	**11 564 555**	**39,01 €**
Options exercisable at end of period	**7 156 144**	**38,76 €**	**6 784 974**	**38,75 €**

Outstanding options at June 30, 2006 are as follows:

	Exercise price	Number of outstanding options	Remaining life of the options
Plan 2	33,95 €	398 587	0.5 year
Plan 3	37,00 €	549 675	1.8 years
Plan 4	43,40 €	744 730	1.5 years
Plan 5	40,58 €	1 832 000	2.5 years
Plan 6	37,77 €	3 008 331	3.5 years
Plan 7	39,10 €	103 951	3 years
Plan 8	31,83 €	147 700	4.5 years
Plan 9	35,68 €	1 482 500	5.5 years
Plan 10	33,94 €	88 131	6 years
Plan 11	32,42 €	1 298 950	5.5 years
Plan 12	46,15 €	1 240 000	6.5 years
Plan 13	49,10 €	670 000	7 years

Fair value of options

IFRS 2 requires the recognition in the accounts of equity-settled stock options granted after 7 November 2002 that had not yet vested at January 1, 2005.

In the case of the Accor Group, IFRS 2 applies to options granted under six plans set up from 2003 to 2006.

The fair value of these options at the grant date has been determined using the Black & Scholes option-pricing model.

The main data and assumptions used for the fair value calculations are as follows:

	Plan 8	Plan 9	Plan 10	Plan 11	Plan 12	Plan 13
Accor share price at the option grant date	30,50 €	35,18 €	33,71 €	31,64 €	49,80 €	48,30 €
Option exercise price	31,83 €	35,68 €	33,94 €	32,42 €	46,20 €	49,10 €
Expected volatility (*)	39,58%	39,68%	39,18%	37,64%	35,36%	34,60%
Life of the options	8 years	8 years	8 years	7 years	7 years	7 years
Expected share yield (**)	3,54%	3,44%	3,55%	2,94%	3,13%	3,74%
Fair value of options (***)	8,91 €	10,52 €	10,07 €	8,48 €	14,58 €	12,57 €

(*) Weighted volatility based on exercise periods
(**) Expected share yield based on exercise periods
(***) Fair value of options based on exercise periods

The dividend rate used to measure the fair value of options is 3.03% for plans 8, 9, 10 and 3.22% for plans 11, 12 and 13.

Maturities of stock options

The Group has decided to base the exercise dates of stock options under these plans on observed exercise dates under previous plans. The same principle has been applied to all plans, as follows:

- 35% of options exercised after 4 years
- 20% of options exercised after 5 years
- 35% of options exercised after 6 years
- 5% of options exercised after 7 years – 10% for plan 11
- 5% of options exercised after 8 years.

The cost of the plans has been determined using the Black & Scholes option-pricing models, based on maturities corresponding to the options' expected lives.

Share price volatility

The Group has chosen to apply a volatility rate calculated by reference to historical data for the eight years preceding the grant date. Different volatility rates have been applied, calculated from granted date, to each maturity as presented above.

Cost of share-based payments recognized in the accounts

The total cost recognized in respect of share-based payments amounted to €7 million at June 30, 2006 (December 31, 2005: €9 million).

Note 26. Fair Value Adjustment on Financial Instruments Reserve

In € millions		June 2005	Dec 2005	June 2006
OCEANE convertible bonds	(1)	125	104	103
Equity notes	(2)	433	441	441
Mutual fund unit		-	3	(3)
Interest rate and currency swaps		(1)	(1)	1
Impact on equity		**557**	**547**	**542**

(1) Changes in fair value of financial instruments recognized in equity correspond to the recognition of the equity component of OCEANE convertible bonds (see note 28). Initially, the equity component of the €570 million 2002 OCEANE convertible bond issue amounted to €50 million and that of the €616 million 2003 OCEANE convertible bond issue amounted to €75 million.
In 2005, 8,920,986 bonds related to OCEANE 2003 were converted. Moreover, during first-half 2006, 173,481 bonds related to OCEANE 2003 and 5 bonds related to OCEANE 2002 were converted (see Note 28).

(2) Fair value adjustment on financial instruments reserve includes the €433 million equity component of the issue on May 18, 2005 of 128,205 notes redeemable for Accor shares (equity notes) at a price of €3,900. The €500 million issue was underwritten by ColTime SARL. Interest (4.50%) on the notes is payable quarterly in arrears. The notes will be redeemed for shares on May 18, 2008 on the basis of 100 Accor shares per note. Note holders may present the notes for redemption from January 1, 2007 on the same basis.

The equity component of issue by Accor of notes is recognized under "Fair value adjustment on financial instruments reserve" in accordance with Group accounting policy (see Note 1.N).

Note 27. Minority interests

In € millions	
At December 31, 2004	**70**
Minority interests in profit for the period	31
Dividends paid to minority interests	(21)
Translation adjustment	8
Changes in scope of consolidation	7
At December 31, 2005	**95**
Minority interests in profit for the period	15
Dividends paid to minority interests	(19)
Translation adjustment	(6)
Changes in scope of consolidation	8
Effect of changes of group of assets classified as held for sale	-
At June 30, 2006	**93**

Note 28. Convertible or Exchangeable Bonds (OCEANE)

2002 OCEANE bonds convertible or exchangeable for new or existing Accor shares (see Note 25)

On April 24, 2002, Accor issued 3,415,424 bonds convertible or exchangeable for new or existing shares (OCEANEs) at a price of €166.89. The aggregate nominal value of the issue was €570 million and the interest rate is 1%. Interest is payable annually in arrears, on January 1.

The bonds are redeemable in three instalments, as follows:

- On January 1, 2005, at a price of €58.86 representing a premium of 105.81% on one-third of the bonds' nominal value;
- On January 1, 2006, at a price of €60.14 representing a premium of 108.11% on one-third of the bonds' nominal value;
- On January 1, 2007, at a price of €61.47 representing a premium of 110.50% on one-third of the bonds' nominal value.

In each case, the redemption price of one-third of the bond's value plus the premium represents an annual yield to maturity from the issue date of 3.125%.

Bond holders may convert or exchange their bonds for shares since May 3, 2002 as follows:

- Between May 3, 2002 and the seventh business day preceding January 1, 2005, at the rate of three Accor shares per bond;
- Between the seventh business day preceding January 1, 2005 and the seventh business day preceding January 1, 2006, at the rate of two Accor shares per bond;
- Between the seventh business day preceding January 1, 2006 and the seventh business day preceding January 1, 2007, at the rate of one Accor share per bond.

On January 1, 2005, the first tranche was redeemed for a total of €201 million or €58.86 per bond.
On January 1, 2006, the second tranche was redeemed for a total of €205 million or €60.14 per bond.

In 2006, 5 bonds were converted into new shares. As of June 30, 2006, 3,415,419 bonds were outstanding.

2003 OCEANE bonds convertible or exchangeable for new or existing Accor shares (see Note 25)

On October 24, 2003, Accor issued 15,304,348 bonds convertible or exchangeable for new or existing shares (OCEANEs) at a price of €40.25. The aggregate nominal value of the issue was €616 million and the interest rate is 1.75%. Interest is payable annually in arrears, on January 1.

Bonds that are not converted or exchanged will be redeemed for cash at par (€40.25 per bond) on January 1, 2008.

Bond holders may convert or exchange their bonds for shares since October 24, 2003 on the basis of one Accor share per bond.

Accor has an early conversion option, exercisable from February 1, 2005, if the Accor share price is more than 110% higher than the issue price (i.e. €44.27) for 20 consecutive days.

In 2005, 8,920,986 bonds were converted into new shares, leading to the issuance of shares with an aggregate par value of €332 million. As of December 31, 2005, 6,383,362 bonds were outstanding.

In 2006, 137,396 bonds were converted into new shares and 36,085 bonds were exchangeable into shares, leading to the issuance of shares with an aggregate par value of €7 million. As of June 30, 2006, 6,209,881 bonds were outstanding.

2005 convertible bonds (see Note 2.C)

On May 18, 2005, Accor issued 116,279 convertible bonds at a price of €4,300. The €500 million issue was underwritten by ColTime SARL. Interest on the bonds is payable quarterly in arrears with a 3.25% actuarial rate.

Unconverted bonds will be redeemed at par (€4,300 per bond) on May 18, 2010. Bond holders may convert their bonds from January 1, 2007 on the basis of 100 Accor shares per bond.

Note 29. Debt by Currency and Maturity

Note 29.A Long and short-term debt

Long and short-term debt at June 30, 2006 breaks down as follows by currency and interest rate after hedging transactions:

In € millions	June 2005	Effective rate June 2005 %	Dec 2005	Effective rate Dec 2005 %	June 2006	Effective rate June 2006 %
EUR	2 879	4,30	2 311	4,50	1 976	4,36
USD	578	5,83	560	5,07	490	5,79
AUD	124	6,71	116	6,62	127	6,76
Other currencies (1)	135		137	5,37	147	6,27
Long and short-term borrowings	**3 716**	**4,73**	**3 124**	**4,72**	**2 740**	**4,83**
Long and short-term finance lease liabilities	412	-	388	-	297	-
Purchase commitments	105	-	119	-	41	-
Changes in fair value of financial liabilities	31	-	12	-	1	-
Liability derivatives	35	-	13	-	3	-
Other short-term financial liabilities and bank overdrafts	208	-	189	-	255	-
Long and short-term debt	**4 507**	**-**	**3 845**	**-**	**3 337**	**-**

(1) including about CHF €56million, JPY €23 million, BRL €22 million as at June 30, 2006

At June 30, 2006, derivative instruments recorded in assets and held as hedges of debt amounted to €47 million.

In € millions	June 2005	Dec 2005	June 2006
Long-term debt	3 492	1 873	1 479
Short-term debt	1 015	1 972	1 858
Total long and short-term debt	**4 507**	**3 845**	**3 337**

Note 29.B Maturities of debt

At June 30, 2006, maturities of debt were as follows:

In € millions	June 2005	Dec 2005	June 2006
Year Y+1	1 015	1 972	1 858
Year Y+2	1 630	462	108
Year Y+3	803	929	867
Year Y+4	48	157	260
Year Y+5	664	57	42
Year Y+6	80	68	51
Beyond	267	200	151
Total long and short-term debt	**4 507**	**3 845**	**3 337**

In the above presentation, all derivatives are classified as short-term. The breakdown of interest rate and currency hedging instruments by maturity is disclosed in Note 29.E on Financial instruments.

At June 30, 2006, Accor had several unused confirmed lines of credit with maturities of more than one year, for a total of €2,127 million, expiring between August 2007 and October 2009. As a result, €33 million in short-term facilities that the Group intends to roll over has been reclassified as long-term debt. After reclassifications, long-term unused confirmed lines of credit total €2,094 million.

Note 29.C Long and short-term debt before and after hedging

At June 30, 2006, long and short-term debt breaks down as follows before hedging transactions:

In € millions	Fixed rate debt			Variable rate debt			Total debt		
	Amount	Rate	% of total	Amount	Rate	% of total	Amount	Rate	% of total debt
EUR	2 191	5,16%	90%	245	3,64%	10%	2 436	5,01%	89%
USD	-	0,00%	0%	185	5,41%	100%	185	5,41%	7%
AUD	4	7,08%	17%	16	6,57%	83%	20	6,66%	1%
Other currencies	53	3,95%	54%	46	9,31%	46%	99	6,43%	3%
Total long and short-term debt	**2 248**	**5,13%**	**82%**	**492**	**4,93%**	**18%**	**2 740**	**5,10%**	**100%**

Long and short-term debt after currency and interest rate hedging breaks down as follows at June 30, 2006:

In € millions	Fixed rate debt			Variable rate debt			Total debt		
	Amount	Rate	% of total	Amount	Rate	% of total	Amount	Rate	% of total debt
EUR	1 074	4,57%	54%	902	4,12%	46%	1 976	4,36%	72%
USD	157	5,08%	32%	333	6,12%	68%	490	5,79%	18%
AUD	4	7,08%	3%	123	6,75%	97%	127	6,76%	5%
Other currencies	53	3,95%	36%	94	7,59%	64%	147	6,27%	5%
Total long and short-term debt	**1 288**	**4,61%**	**47%**	**1 452**	**5,03%**	**53%**	**2 740**	**4,83%**	**100%**

Note 29.D Long and short-term debt by interest rate after hedging

In € millions	Fixed rate debt (*)			Variable rate debt			Total debt	
	Amount	Rate	% of total	Amount	Rate	% of total	Amount	Rate
June 2005	2 154	5,31%	58%	1 562	3,93%	42%	3 716	4,73%
December 2005	1 698	4,97%	54%	1 426	4,41%	46%	3 124	4,72%
June 2006	1 288	4,61%	47%	1 452	5,03%	53%	2 740	4,83%

(*) Fixed rate debt corresponds to debt for which the interest rate was fixed at the inception of the loan for a period of more than one year, and fixed and variable rate debt that has been hedged at a fixed rate for more than one year.

At June 30, 2006, fixed rate debt was denominated primarily in EUR (83%) and USD (12%), while variable rate debt was denominated mainly in EUR (62%), USD (23%) and AUD (8%).

The Group's loan agreements do not contain any rating triggers. Acceleration clauses stipulate that interest cover ratio (ratio of EBITDA to interest expense plus one-third of annual rental expense) may not exceed 3.8x.

These clauses apply solely to long term lines of credit that were used at June 30, 2006 for an amount of € 157 million.

€157 million of the €2,740 million in debt carried in the balance sheet at June 30, 2006 is subject to such acceleration clauses.

None of the Group's loan agreements contain any cross default clauses. Cross acceleration clauses only concern loans for periods of at least three years and they would be triggered only for similar loans representing a significant amount.

Note 29.E Financial instruments

The following tables analyze the nominal amount of currency hedges by maturity and the carrying amount of these instruments in the balance sheet, corresponding to their fair value, at June 30, 2006:

Forward sales and currency swaps In € millions	2006	2007	June 30, 2006 Nominal amount	June 30, 2006 Fair value
USD	321	-	321	(7)
AUD	107	-	107	1
Other	56	-	56	2
Forward sales	**484**	**-**	**484**	**(4)**

Forward purchases and currency swaps In € millions	2006	2007	June 30, 2006 Nominal amount	June 30, 2006 Fair value
GBP	168	-	168	1
SEK	60	16	76	(1)
Other	79	-	79	6
Forward purchases	**307**	**16**	**323**	**6**
TOTAL CURRENCY HEDGING	**791**	**16**	**807**	**2**

For each currency, the nominal amount corresponds to the amount of currency sold or purchased forward. Fair value corresponds to the difference between the amount of the currency sold (purchased) and the amount of the currency purchased (sold), converted in both cases at the period-end forward exchange rate.

All the currency instruments listed above are used for hedging purposes. At June 30, 2006, currency instruments had a negative fair value of €2 million.

The following tables analyze the notional amount of interest rate hedges by maturity and the carrying amount of these instruments in the balance sheet, corresponding to their fair value, at June 30, 2006:

In € millions	2006	2007	2008	2009	2010	Beyond	June 30, 2006 Notional amount	June 30, 2006 Fair value
EUR: Variable-rate borrower swaps	1 200	-	-	-	-	-	1 200	(41)
EUR: Fixed-rate borrower swaps and caps	1	29	7	42	-	3	82	-
USD: Fixed-rate borrower swaps	-	-	-	-	-	157	157	(5)
GBP: Variable-rate borrower swaps	-	7	-	-	-	-	7	-
Interest rate hedges	**1 201**	**36**	**7**	**42**	**-**	**160**	**1 446**	**(46)**

The notional amount corresponds to the amount covered by the interest rate hedge. Fair value corresponds to the amount that would be payable or receivable if the positions were unwound on the market.

All the interest rate instruments listed above are used for hedging purposes. At June 30, 2006, interest rate instruments had a positive fair value of €46 million, including a positive fair value of €41 million related to fair value hedges and a positive fair value of €5 million for cash flow hedges.

The carrying amount and fair value of financial instruments at June 30, 2006 are as follows:

In € millions		June 30, 2006 Carrying amount	June 30, 2006 Fair value
FINANCIAL LIABILITIES		**3 337**	**3 388**
Convertible bonds	(1)	979	1 028
Other bonds	(1)	1 201	1 203
Bank borrowings		555	555
Finance lease liabilities		297	297
Other financial liabilities		302	302
Interest rate derivatives	(2)	1	1
Currency derivatives	(2)	2	2
FINANCIAL ASSETS		**(2 089)**	**(2 089)**
Marketable securities	(3)	(1 709)	(1 709)
Cash		(246)	(246)
Other		(87)	(87)
Interest rate derivatives	(2)	(47)	(47)
Currency derivatives	(2)	-	-
NET DEBT		**1 248**	**1 299**

(1) For listed bonds, fair value corresponds to the quoted market price at the period-end. The fair value of unlisted bonds (issued to Colony, see Notes 26 and 28) is calculated as follows:

- For the 2005 convertible bond issue (fair value: €493 million; carrying amount: €497 million), fair value corresponds to the issue amount plus discounted future cash flows.
- For the 2005 equity note issue (fair value: €40 million; carrying amount: €40 million for the debt component and €433 million for the equity component – see Note 26), the fair value of the debt component has been calculated by discounting the future interest due to the holder of the notes.

The fair value of bonds and equity notes does not include accrued interest, which is reported under "Other financial liabilities".

(2) The fair value of derivative instruments (interest rate and currency swaps and forward contracts) is determined by reference to the market price that the Group would pay or receive to unwind the contracts.

A 50-basis point change in interest rates would have the effect of increasing or reducing the fair value of the Group's fixed rate bonds and fixed rate USD hedging instrument, is estimated to €10 million. At June 30, 2006, this concerned Accor's fixed rate convertible or exchangeable bonds. Any such change in fair value would have no impact on the consolidated balance sheet.

(3) Marketable securities break down as follows:

In € millions		June 30, 2006 Carrying amount	June 30, 2006 Fair value
Bonds and other negotiable debt securities	(a)	(113)	(113)
Money market securities	(b)	(326)	(326)
Mutual fund units convertible into cash in less than three months (*)	(c)	(1 195)	(1 195)
Mutual fund units convertible into cash in more than three months (*)	(c)	(72)	(72)
Other		(3)	(3)
Total marketable securities		**(1 709)**	**(1 709)**

(*) The fair value of mutual fund units corresponds to their net asset value.

(a) Held to maturity investments
(b) Loans and receivables issued by the Group
(c) Held for sale financial assets

Note 30. Net Debt and Net Cash

In € millions	June 2005	Dec 2005	June 2006
Convertible bonds	1 317	1 001	774
Other long-term debt	1 796	520	442
Long-term finance lease liabilities	379	352	263
Short-term borrowings	944	1 915	1 731
Bank overdrafts	36	44	124
Liabilities derivatives	35	13	3
Total debt	**4 507**	**3 845**	**3 337**
Short-term loans	(47)	(39)	(41)
Marketable securities (1)	(2 072)	(2 059)	(1 709)
Cash	(327)	(264)	(246)
Asset derivatives	(84)	(40)	(47)
Short-term receivables on disposals of assets	(13)	(23)	(46)
Financial Assets (2)	**(2 543)**	**(2 425)**	**(2 089)**
Net debt	**1 964**	**1 420**	**1 248**

(1) See Note 29.E.
(2) Included €369 million related to Services compared with €505 million at December 31, 2005.

In € millions	June 2005	Dec 2005	June 2006
Net debt at beginning of period	**2 244**	**2 244**	**1 420**
Change in long-term debt	330	(90)	(118)
Change in short-term financial liabilities	30	(178)	(467)
Cash and cash equivalents change	(817)	(710)	401
Reclassifications	177	154	12
Changes for the period	**(280)**	**(824)**	**(172)**
Net debt at end of period	**1 964**	**1 420**	**1 248**

Note 31. Assets and Liabilities Held for Sale

In € millions		June 2005	Dec 2005	June 2006
Discontinued Operations: Carlson Wagonlit Travel (CWT)	(a)			
Goodwill		-	-	247
Intangible assets		-	-	19
Property, plant and equipment		-	-	18
Financial assets		-	-	12
Deferred tax assets		-	-	7
Trade receivables		-	-	300
Other receivables and accruals		-	-	27
Short-term loans		-	-	2
Current financial assets		-	-	53
Asset accruals		-	-	4
Total assets classified as held for sale		-	-	689
Long-term debt		-	-	28
Long-term provisions		-	-	16
Trade payables		-	-	272
Other payables		-	-	75
Current provisions		-	-	22
Financial debt		-	-	24
Liabilities accruals		-	-	6
Total liabilities classified as held for sale		-	-	443
Non-current Assets				
Hotels to sell to Foncière des Murs in France and Belgium	(b)	-	251	26
Hotels to sell to investors (France)	(c)	-	-	36
Hotels to sell in United-States	(d)	-	9	31
Hotels to sell in United Kingdom		-	-	17
Hotels to sell to GEM B/ Whitehall (United-States)	(e)	-	-	66
Hotels to sell in Germany	(f)	-	-	17
Total non-current assets classified as held for sale		-	260	193
Total assets classified as held for sale		-	260	882
Total liabilities classified as held for sale		-	-	443

(a) As part of the strategic review of its business portfolio, on April 27 Accor signed an agreement to sell its entire 50% interest in Carlson Wagonlit Travel (CWT) for $465 million, subject to approval by the anti-trust authorities. Sale has been completed in second-half 2006.

Carlson Wagonlit Travel (CWT) represented a major separate line of business and was treated as such for segment reporting purposes. It has therefore been classified as a discontinued operation in the interim financial statements, in accordance with IFRS 5 "Non-Current Assets Held for Sale and Discontinued Operations", as follows:

- All of CWT's current and non-current assets have been reclassified under "Assets held for sale".
- All of its liabilities (excluding equity) have been reclassified under "Liabilities of assets classified as held for sale".
- Its profit for the period has been reported under "Profit or loss from discontinued operations" (see Note 17).

(b) At December 31, 2005, in line with the asset management policy described in Note 2.B.2, the Group planed to sign an agreement for the second series of asset sales to Foncière des Murs. The transaction concerned 76 hotels, including 64 units in France and 12 units in Belgium. Under IFRS 5, the €251 million carrying amount of these hotels has been reclassified in the consolidated balance sheet at December 31, 2005 under "Assets held for sale". No impairment losses have been recognized on these properties.
At June 30, 2006, 68 units were sold during the period. The sale of the remaining eight units is scheduled for completion during the second half and these units are therefore reported in the consolidated balance sheet at June 30, 2006 under "Assets held for sale" for a net amount of €26 million.

(c) At June 30, 2006, Accor is engaged to sell 5 hotels including Novotel Montparnasse. Assets have therefore been reclassified as "Assets held for sale" for their net book value (including €32 million for the Novotel Montparnasse). No depreciation has been booked.

(d) At December 31, 2005, Accor planed to sell two Red Roof Inns, seven Motel 6 hotels and two plots of land in 2006. As of end-2005, an active program to locate a buyer was initiated before the year-end and the assets have therefore been reclassified as "Assets held for sale" for €9 million. This amount was stated net of a €0.8 million provision for impairment, determined on the basis of a valuation performed by a qualified independent expert, reducing the assets' carrying amount to the lower of their carrying amount and fair value less costs to sell. At June 30, 2006, all the hotels have been sold.
At June 30, 2006, the amount of €31 million corresponds to the carrying amount of the Houston Sofitel (€18 million), eight Red Roof Inns units and eleven Motel 6 units that are due to be sold in the second half. No impairment losses have been recognized on these hotel properties.

(e) As part of the sale & management back of six Sofitel hotels in the U.S (see Note 2.B.1), Sofitel Los Angeles is subject to a deferred transfer because of works to carry out. At June 30, 2006, Sofitel Los Angeles has therefore been reclassified as “Assets held for sale » for €66 million. No impairment losses have been recognized on this property.

(f) At June 30, 2006, Accor plans to sell 8 hotels in Germany. All the assets have therefore been reclassified as “Assets held for sale” for their carrying amount and no impairment losses have been recognized on these properties.

Note 32. Provisions

Movements in long-term provisions between December 31, 2005 and June 30, 2006 can be analyzed as follows:

In € millions	December 31, 2005	Equity impact (*)	Increases	Utilizations	Reversals of unused provisions	Translation adjustment	Reclassifications and changes in scope (*)	June 30, 2006
- Provisions for pensions	152	(1)	12	(7)	(1)	-	(15)	140
- Provisions for loyalty bonuses	18	-	1	-	-	-	(1)	18
- Provisions for claims and litigation and others contingencies	1	-	-	-	-	-	-	1
TOTAL LONG-TERM PROVISIONS	171	(1)	13	(7)	(1)	-	(16)	159

(*) See Note 32.C

Movements in short-term provisions between December 31, 2005 and June 30, 2006 can be analyzed as follows:

In € millions	December 31, 2005	Equity impact	Increases	Utilizations	Reversals of unused provisions	*Translation* adjustment	*Reclassifications and* changes in scope	*June 30,* 2006
- Tax provisions	9	-	-	-	(1)	-	(3)	5
- Restructuring provisions	33	-	12	(22)	-	-	(7)	16
- Provisions for claims and litigation and others contingencies	161	-	41	(19)	(9)	(2)	(16)	156
TOTAL SHORT-TERM PROVISIONS	203	-	53	(41)	(10)	(2)	(26)	177

At June 30, 2006, ordinary provisions for claims and litigation and others include:

- A €19 million provision for various reported claims.
- Various provisions for a unit amount of less than €10 million.
- A €49 million provision for risks mainly related to Germany.
- A provision of €14 million related to early termination costs of six loss-making leases in Denmark.

Net provision expense – corresponding to increase in provisions less reversals of utilized and unutilized provisions set up in prior periods - is recorded under the following income statement captions:

In € millions	June 2005	Dec 2005	June 2006
EBIT	(3)	(11)	7
Finance cost, net	1	(3)	-
Provision for losses on hotel properties	(5)	44	18
Provision on other assets and restructuring provisions	4	18	(17)
Deferred tax	1	-	(1)
TOTAL	(2)	48	7

Provisions for pensions and other post-employment benefits

A. DESCRIPTION OF THE PLANS

Group employees receive various short-term benefits (paid vacation, paid sick leave and profit-shares), long-term benefits (long-service awards, long-term disability benefits, loyalty bonuses and seniority bonuses), as well as various post-employment benefits provided under defined contribution and defined benefit plans (length-of-service awards payable on retirement, pension funds, coverage of healthcare costs of retired employees).

Short-term benefit obligations are recognized in the balance sheets of the Group entities concerned.
Post-employment benefits are provided under either defined contribution or defined benefit plans.

Defined contribution plans

Obligations under these plans are funded by periodic contributions to external organizations that are responsible for the administrative and financial management of the plans. The external organization is responsible for all benefit payments and the Group has no liability beyond the payment of contributions. Examples of defined contribution plans include the government-sponsored basic pension and supplementary pension (ARRCO/AGIRC) schemes in France and defined contribution pension schemes in other countries.
Contributions to these plans are recognized in the period to which they relate.

Defined benefit plans

Benefits paid under the Group's defined benefit plans are determined based on employees' years of service with the Group. The benefit obligation is generally funded by plan assets, with any unfunded portion recognized as a liability in the balance sheet.

The defined benefit obligation (DBO) is determined by the projected unit credit method, based on actuarial assumptions concerning future salary levels, retirement age, mortality rates, staff turnover rates and the discount rate. These assumptions take into account the macro-economic situation and other specific circumstances in each host country.
Actuarial gains and losses arising from changes in actuarial assumptions and experience adjustments are recognized immediately in equity, in accordance with Group accounting policy.

At Accor, the main post-employment defined benefit plans concern:

- Length-of-service awards in France:
These are lump-sum payments made to employees on retirement. They are determined by reference to the employee's years of service and end-of-career salary. The calculation is based on parameters defined by Corporate Finance and Human Resources in November of each year. The related obligation is covered by a provision.

- Length-of-service awards in Italy:
These are lump-sum payments made to employees on retirement. They are determined by reference to the employee's years of service, end-of-career salary, and whether they leave on their own initiative or on that of the company. The related obligation is covered by a provision.

- Pensions: the main defined benefit pension plans are for employees in the Netherlands (24.6% of the obligation) and the United Kingdom (13.2% of the obligation). Pension benefit obligations are determined by reference to employees' years of service and end-of-career salary. They are funded by payments to external organizations that are legally separate from Accor Group.

B. ACTUARIAL ASSUMPTIONS

Actuarial valuations are based on a certain number of long-term parameters supplied by the Group, which are reviewed each year.

	France	Europe excluding France					Worldwide Structures	Other countries
		Netherlands	United Kingdom	Germany	Belgium	Italy		
Retirement age	65 years	65 years	65 years	65 years	65 years	60-65 years	65 years	55-67 years
Rate of future salary increases	3,0%	2,0%	2,5%	1,5%	3,3%	3,3%	3,0%	2%-8%
Payroll tax rate	45%	23%	13%	22%	36%	29%	45%	9%-45%
Discount rate	4,0%	4,0%	5,0%	4,0%	4,0%	4,0%	4,0%	4% - 7,9%
Expected Rates of return on 2006 plan assets	4,5%	5,0%	6,4%	4,0%	4,8%	N/A	4,5%	N/A
Expected Rates of return on 2007 plan assets	4,5%	4,4%	6,0%	4,0%	4,8%	N/A	4,5%	N/A

The assumptions concerning the expected return on plan assets and the discount rate applied to calculate the present value of benefit obligations were determined based on the recommendations of independent experts.

C. FUNDED STATUS OF POST-EMPLOYMENT DEFINED BENEFIT PLANS

The method used by the Group is the "Projected Unit Credit" method.

At June 30, 2006

In € millions	Pensions	Other post-employment benefits (*)	Total
Present value of funded obligation	109	-	**109**
Fair value of plan assets	(61)	-	**(61)**
Excess of benefit obligation/(plan assets)	**48**	**-**	**48**
Present value of unfunded obligation	-	92	**92**
Unrecognized past service cost	-	-	**-**
Liability recognized in the balance sheet	**48**	**92**	**140**

(*) Including length-of-service awards

Evolution of the funded status of post-employment defined benefit plans by geographical area

	2006									2005 Published	2005 Proforma
		Europe excluding France									
In € millions	France	Netherlands	United Kingdom	Germany	Belgium	Italy	Worldwide structures	Other	Total	Total	Total
Actuarial debt at the beginning	29	58	31	8	10	48	43	9	235	200	N/A
Actuarial debt at the beginning excluding CWT	26	40	14	7	7	48	42	9	194	N/A	166
Services Cost during year	1	1	0	0	0	4	1	0	7	15	14
Interest Cost	1	1	0	0	0	1	1	0	4	11	9
Employee contributions	-	-	-	-	0	-	-	-	0	1	1
Service cost / Change In regime	-	-	-	-	-	-	-	-	-	0	0
Reduction / Liquidation of plan	(0)	-	-	-	-	-	-	(0)	(0)	(9)	(9)
Acquisition (Business Combinaison)	(1)	-	-	-	-	-	-	-	(1)	(3)	(3)
Benefits granted	(0)	(0)	-	(0)	(0)	(4)	(0)	(0)	(5)	(14)	(13)
Actuarial (Gains) / Losses	0	-	(1)	-	-	-	-	-	(1)	33	28
Effect of exchange rates	-	-	(0)	-	-	-	-	(0)	(0)	1	0
Others	-	-	-	-	2	-	-	-	2	-	-
Actuarial debt at end of period	27	42	13	8	10	49	44	9	201	235	194

		Europe excluding France									
In € millions	France	Netherlands	United Kingdom	Germany	Belgium	Italy	Worldwide structures	Other	Total	Total	Total
Fair value on assetsat the beginning	2	44	23	1	4	-	10	-	83	62	N/A
Fair value on assetsat the beginning excluding CWT	2	31	9	1	4	-	10	-	56	N/A	39
Actual return of funds	-	1	0	0	0	-	0	-	1	7	3
Employers contributions	-	1	-	-	0	-	-	-	2	15	14
Employee contributions	-	-	-	-	0	-	-	-	0	1	1
Benefits paid	-	(0)	-	-	(0)	-	-	-	(0)	(2)	(2)
Effect of exchange rates	-	-	-	-	-	-	-	-	-	-	0
Business combinations	-	-	-	-	-	-	-	-	-	-	-
Others	-	-	-	-	1	-	-	-	1	-	-
	-	-	-	-	-	-	-	-	-	-	-
Fair value on assets at end of period	2	33	9	1	5	-	10	-	61	83	56

		Europe excluding France									
In € millions	France	Netherlands	United Kingdom	Germany	Belgium	Italy	Worldwide structures	Other	Total	Total	Total
Financial situation at the beginning	27	14	8	7	6	48	33	9	152	138	N/A
Financial situation at the beginning excluding CWT	25	9	5	6	4	48	32	9	137	N/A	126
Financial situation at end of period	26	9	4	6	4	49	33	9	140	152	137

		Europe excluding France									
In € millions	France	Netherlands	United Kingdom	Germany	Belgium	Italy	Worldwide structures	Other	Total	Total	Total
Services cost in the year	1	1	0	0	0	4	1	0	7	15	14
Interest cost	1	1	0	0	0	1	1	0	4	11	9
Expected return of assets	-	(1)	(0)	(0)	(0)	-	(0)	-	(1)	(3)	(2)
Service cost amortization	-	-	-	-	-	-	-	-	-	5	5
Curtailment / settlement (gains) losses	(0)	-	-	-	-	-	-	(0)	(0)	(6)	(6)
Others	-	-	-	-	1	-	-	-	1	-	-
Charge of the period	2	1	0	0	1	5	1	0	11	22	20
Amortization Actuarial (gains) losses	-	-	(1)	-	-	-	-	-	(1)	28	26

Reconciliation of provisions for pensions between December 31, 2005 and June 30, 2006

In € millions	Amount
Financial situation on December 31, 2005	**152**
Services cost unknown at December 31, 2005	0
Provision on December 31, 2005	**152**
Charge of the year	11
Cash out	(7)
SORIE	(1)
Future effect of changes (1)	(14)
Other (Acquisitions/Changes)	(1)
Provision on June 30, 2006	**140**

(1) € (14) million of Carlson Wagonlit Travel (CWT) sale is reclassified in liabilities held for sale (See Note 31).

Actuarial gains and losses related to changes in assumptions and experience adjustment

In € millions	June 2005	Dec 2005	June 2006
Acturial debt			
Actuarial gains and losses related to experience adjustment	-	(2)	-
Actuarial gains and losses related to changes in assumptions	-	34	1
Fair value on assets			
Actuarial gains and losses related to experience adjustment	-	(3)	-

Detail of plan assets

Detail of plan assets	France	Netherlands	United Kingdom	Germany	Belgium	Worldwide Structures
Shares	15%	10%	75%	0%	0%	15%
Bonds	80%	90%	17%	100%	100%	80%
Other	5%	0%	8%	0%	0%	5%

According to management's best estimate based on the information currently available, contributions payable in 2006 will be unchanged from 2005.

In addition to this provision for post-employment benefits, a provision of €18 million (versus €18 million in 2005) has been set aside for other long-term employee benefits for which the related rights vest during employees' years of service. Actuarial gains and losses of the period from these other long-term employee benefits are recognised immediately in profit.

Note 33. Reconciliation of Funds from Operations

In € millions	Dec 2005	June 2005	June 2006
Net Profit, Group share	333	156	241
Minority interests	31	13	16
Depreciation, amortization and provision expense	416	299	230
Share of profit of associates, net of dividends received	(2)	5	(1)
Deferred tax	(76)	(13)	(14)
Change in financial provisions and provisions for losses on asset	214	44	58
FUNDS FROM OPERATIONS	**916**	**504**	**530**
(Gains) losses on disposals of assets, net	(119)	(113)	(144)
(Gains) losses on non-recurring transactions (included restructuring costs and exceptional taxes)	138	11	76
FUNDS FROM ORDINARY ACTIVITIES	**935**	**402**	**462**

Note 34. Working Capital, Service Voucher in Circulation and Service Voucher Reserve Funds

In € millions	Dec 2005	June 2006	Variation
Inventories	64	63	(1)
Trade receivables	1 508	1 382	(126)
Other receivables and accruals	770	842	72
Service voucher reserve funds	327	363	36
WORKING CAPITAL ITEMS - ASSETS	**2 669**	**2 650**	**(19)**
Trade payables	849	632	(217)
Other payables	1 460	1 442	(18)
Service voucher in circulation	1 940	1 915	(25)
WORKING CAPITAL ITEMS - LIABILITIES	**4 249**	**3 989**	**(260)**
WORKING CAPITAL	**1 580**	**1 339**	**(241)**

WORKING CAPITAL BEGINNING OF PERIOD	**1 580**
Change in working capital (1)	(205)
Development Expenditure	28
Disposals	(12)
Translation adjustment	(40)
Reclassifications	(12)
NET CHANGE IN WORKING CAPITAL	**(241)**
WORKING CAPITAL END OF PERIOD	**1 339**

(1) See cash flow statements

Note 35. Renovation and Maintenance Expenditure

The amounts reported under "Renovation and maintenance expenditure" correspond to capitalized costs for maintaining or improving the quality of assets held by the Group at the beginning of each period (January 1st) as a condition of their continuing operation. This caption does not include development expenditure corresponding to the property, plant and equipment and working capital of newly consolidated companies and the purchase or construction of new assets.

Renovation and maintenance expenditure breaks down as follows:

In € millions	Dec 2005	June 2005	June 2006
HOTELS			
- Upscale and Midscale Hotels	195	74	70
- Economy	74	25	30
- Economy US	115	41	68
SERVICES	16	6	7
OTHER BUSINESSES			
Casinos	17	10	7
Restaurants	10	4	4
Onboard Train Services	2	1	2
Holding Companies and other	7	4	2
PROFORMA RENOVATION AND MAINTENANCE EXPENDITURE	**436**	**165**	**190**
Travel agencies	13	5	8
PUBLISHED RENOVATION AND MAINTENANCE EXPENDITURE	**449**	**170**	**198**

Note 36. Development Expenditure

Development expenditure corresponds to the property, plant and equipment, and working capital of newly consolidated companies (compliant IAS 7 "Cash flow statements") and the purchase or construction of new assets, as follows:

Development expenditure related to assets held for sale

It mainly concerns €73 million of USA Sofitel development expenditure and €9 million of hotels in France.

Developement expenditure excluding assets held for sale

In € millions	France	Europe (excl. France)	North America	Latin America & Caribbean	Other Countries	Worldwide Structures (*)	June 2006	June 2005 Proforma	2005 Proforma
HOTELS	20	44	6	4	30	-	104	112	386
Upscale and Midscale Hotels	4	35	3	-	19	-	61	66	307
Economy Hotels	16	9	-	4	11	-	40	45	77
Economy Hotels US	-	-	3	-	-	-	3	1	2
SERVICES	2	6	30	-	-	-	38	12	28
OTHER BUSINESSES	20	-	-	1	-	1	22	32	50
Travel Agencies	-	-	-	-	-	-	-	-	-
Casinos	7	-	-	-	-	-	7	31	24
Restaurants	2	-	-	-	-	-	2	-	25
Onboard Train Services	-	-	-	-	-	-	-	-	-
Holding Companies and other	11	-	-	1	-	1	13	1	1
Total June 2006	42	50	36	5	30	1	164		
Total June 2005 Proforma	43	87	9	9	7	1		156	
Total 2005 Proforma	189	204	24	16	30	1			464

(*) "Worldwide Structures" corresponds to development expenditure that are not specific to a single geographic region.

Change of €15 million in 2005 and €2 million in first-half 2005 compared to published information correspond only to development expenditure of Carlson Wagonlit Travel (CWT).

Note 37. Segment Information: Income Statement

The Group's primary and secondary reportable segments, under IAS 14 (Segment Reporting), are respectively the business segment and the geographical segment. This reflects the Group's organizational structure and internal financial reporting system, which are based on the nature of the products and the services delivered. Each segment represents a strategic business offering different products and serving different markets.

The Group has identified seven business segments:

- Hotels, with a portfolio of brands on every segment of the market and its 4,086 establishments in 92 countries comprises three sub-segments:
  - Upscale and Midscale hotels, with the Sofitel, Novotel, Mercure and Suitehotel brands.
  - Economy hotels, with the Formule 1, Etap Hôtel and Ibis brands.
  - US Economy hotels with the Red Roof Inns and Motel 6 brands.
- Services. Accor is a world-leading issuer of service vouchers and cards.
- Travel agencies, with Carlson Wagonlit Travel, which specializes in business and leisure travel.
- Restaurants. Accor offers a full range of gourmet dining activities, notably through its Lenôtre subsidiary but also with its collective restaurant activity with its subsidiary Gemeaz Cusin (in Italy) and the joint venture with the group Compass in Brazil.
- Casinos. Organized around Groupe Lucien Barrière, the segment is specialized in casino management.
- Onboard train services, providing restaurant and hotel services to the railway sector.
- Other activities, notably Go Voyages and the Group Financial Managements.

The Group's geographical segments are determined by the location of its assets and operations.

Note 37.A – Income Statement by business segment

Segment revenues for each reportable segment are disclosed in Note 3.Consolidated Revenue by Business and by Region.

Segment result for each reportable segment is disclosed in Note 5.EBITDAR by Business and Region, in Note 7.EBITDA by Business and Region, and Note 9.EBIT by Business and Region.

Rental expense for each reportable segment is disclosed in Note 6.Rental expenses.

The aggregate of the entity's share of the profit or loss of jointly controlled entities of which substantially all of their operations are within a single segment is disclosed in Note 44.Additional information about jointly-controlled entities.

Note 37.B – Income Statement by geographical area

Based on the Group's internal organization and the trends in various national markets, geographical segments have been defined as follows:

- France
- Europe excluding France
- North America
- Latin America & Caribbean
- Other Countries (Africa, Asia / Pacific)
- Worldwide Structures ("Worldwide Structures" corresponds to revenue and costs that are not specific to a single geographic region)

Segment revenues for each reportable segment are disclosed in Note 3.Consolidated Revenue by Business and by Region.

Segment result for each reportable segment is disclosed in Note 5.EBITDAR by Business and Region, in Note 7.EBITDA by Business and Region, and Note 9.EBIT by Business and Region.

The aggregate of the entity's share of the profit or loss of jointly controlled entities of which substantially all of their operations are within a single segment is disclosed in Note 44.Additional information about jointly-controlled entities.

Note 38. Segment Information: the Balance Sheet

Note 38.A –Balance Sheet by business segment

At June 30, 2006 In € millions	Hotels	Services	Other Businesses	Eliminations	Total consolidated
Goodwill	1 090	245	289	-	1 624
Intangible assets	342	30	17	-	389
Property, plant and equipment	3 285	29	281	-	3 595
Total non-current financial assets	912	161	879	(1 171)	781
Deferred tax assets	184	6	55	-	245
TOTAL NON-CURRENT ASSETS	5 813	471	1 521	(1 171)	6 634
TOTAL CURRENT ASSETS	3 238	2 149	3 011	(3 659)	4 739
Assets held for sale	193	-	689	-	882
TOTAL ASSETS	**9 244**	**2 620**	**5 221**	**(4 830)**	**12 255**
SHAREHOLDERS' EQUITY & MINORITY INTERESTS	4 098	358	(481)	-	3 975
TOTAL NON-CURRENT LIABILITIES	4 661	440	687	-	5 788
TOTAL CURRENT LIABILITIES	4 583	2 180	4 091	(4 830)	6 024
Liabilities of assets classified as held for sale	-	-	443	-	443
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**9 244**	**2 620**	**5 221**	**(4 830)**	**12 255**

At June 30, 2006 In € millions	Up and Midscale hotels	Economy Hotels	Economy Hotels United States	Total Hotels
Goodwill	598	99	393	1 090
Intangible assets	49	11	282	342
Property, plant and equipment	1 485	938	862	3 285
Total non-current financial assets	645	213	54	912
Deferred tax assets	83	23	78	184
TOTAL NON-CURRENT ASSETS	2 860	1 284	1 669	5 813
TOTAL CURRENT ASSETS	2 576	507	155	3 238
Assets held for sale	153	27	13	193
TOTAL ASSETS	**5 589**	**1 818**	**1 837**	**9 244**
SHAREHOLDERS' EQUITY & MINORITY INTERESTS	2 416	535	1 147	4 098
TOTAL NON-CURRENT LIABILITIES	2 822	668	1 171	4 661
TOTAL CURRENT LIABILITIES	2 767	1 150	666	4 583
Liabilities of assets classified as held for sale	-	-	-	-
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**5 589**	**1 818**	**1 837**	**9 244**

At June 30, 2006 In € millions	Travel Agencies	Casinos	Restaurants	Onboard Train Services	Holdings & Other	Total Other Businesses
Goodwill	-	167	39	8	75	289
Intangible assets	-	7	3	-	7	17
Property, plant and equipment	-	135	45	22	79	281
Total non-current financial assets	-	1	4	-	874	879
Deferred tax assets	-	1	2	1	51	55
TOTAL NON-CURRENT ASSETS	-	311	93	31	1 086	1 521
TOTAL CURRENT ASSETS	-	34	173	168	2 636	3 011
Assets held for sale	689	-	-	-	-	689
TOTAL ASSETS	**689**	**345**	**266**	**199**	**3 722**	**5 221**
SHAREHOLDERS' EQUITY & MINORITY INTERESTS	246	158	73	82	(1 040)	(481)
TOTAL NON-CURRENT LIABILITIES	246	269	110	97	(35)	687
TOTAL CURRENT LIABILITIES	-	76	156	102	3 757	4 091
Liabilities of assets classified as held for sale	443	-	-	-	-	443
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**689**	**345**	**266**	**199**	**3 722**	**5 221**

Note 38.B – Balance Sheet by geographical area

At June 30, 2006 In € millions	France	Europe (excluding France)	North America	Latin America & Caribbean	Other countries	Eliminations	Total Consolidated
Goodwill	601	233	430	94	266	-	1 624
Intangible assets	29	26	284	18	32	-	389
Property, plant and equipment	1 148	1 030	950	124	343	-	3 595
Total non-current financial assets	597	441	67	7	1 091	(1 422)	781
Deferred tax assets	17	42	122	24	40	-	245
TOTAL NON-CURRENT ASSETS	2 392	1 772	1 853	267	1 772	(1 422)	6 634
TOTAL CURRENT ASSETS	2 039	1 777	171	676	2 162	(2 086)	4 739
Assets held for sale	56	39	98	-	689	-	882
TOTAL ASSETS	**4 487**	**3 588**	**2 122**	**943**	**4 623**	**(3 508)**	**12 255**
SHAREHOLDERS' EQUITY & MINORITY INTERESTS	2 391	1 062	1 341	250	(1 069)	-	3 975
TOTAL NON-CURRENT LIABILITIES	2 697	1 458	1 377	281	(25)	-	5 788
TOTAL CURRENT LIABILITIES	1 790	2 130	745	662	4 205	(3 508)	6 024
Liabilities of assets classified as held for sale	-	-	-	-	443	-	443
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**4 487**	**3 588**	**2 122**	**943**	**4 623**	**(3 508)**	**12 255**

Note 39. Directors' Fees

Fees paid in first-half 2006 by the Group to the members of the Supervisory Board for year 2005 amounted to €338,465.

Note 40. Claims and litigation

Management contracts

The reorganization of the Formule 1 and Etap Hôtel networks is continuing, with the focus on converting management contracts into employment contracts. Over 50% of the combined network is now run by managers with employee status. The classification of hotel management contracts as commercial contracts has been upheld in several court rulings.

The legal action still underway is unlikely to modify the estimated financial impact of the related risks, as recorded in the consolidated financial statements for first-half 2006.

CIWLT tax audit

A tax audit was carried out on the permanent branch in France of Compagnie Internationale des Wagons Lits et du Tourisme (CIWLT), a Belgian company that is 99.43%-owned by Accor SA. Following the audit, the French tax authorities concluded that CIWLT's seat of management was located in France not in Belgium.

Accordingly, the French tax authorities added back CIWLT's profits in Belgium for the purpose of calculating income tax payable in France. The resulting reassessments, for a total of €199 million including interest, have been contested by CIWLT on the basis of the notice received from the Belgian tax authorities confirming that its seat of management was in Belgium. The French tax authorities have issued a notice ordering CIWLT to settle the tax deficiencies and have taken action to recover the total amount claimed. CIWLT has requested a stay of payment in exchange for lodging a €143 million tax bond from a bank.
Concerning the reassessments covering the period 1998 to 2001, CIWLT has taken up the matter with the Cergy Pontoise administrative tribunal.

The Company considers that the reassessments do not give rise to any tax risk because CIWLT is governed by Belgian tax laws.

Other claims and litigations

In the normal course of its business, the Group is exposed to various claims and litigation. The Company believes that these claims and litigations will not give rise to any material costs and will not have a material adverse effect on its financial position, business and/or results of operations.

Note 41. Off-Balance Sheet Commitments at June 30, 2006

Note 41.1 Off-balance sheet commitments given

Off-balance sheet commitments given at June 30, 2006 break down as follows:

In € millions		Less than 1 year	1 to 5 years	Beyond 5 years	June 2006	December 2005	June 2005
Security interests given on assets	(1)	**1**	**8**	**9**	**18**	**21**	**27**
. Novotel Paris Tour Eiffel		5	-	-	5	6	8
. Groupe Lucien Barrière SAS	(2)	-	140	-	140	140	140
. Dorint	(3)	105	-	-	105	117	-
. SHPH (Sofitel Sèvres land)		13	13	-	26	-	-
. Other purchase commitments		8	41	-	49	51	77
Purchase commitments		**131**	**194**	**-**	**325**	**314**	**225**
. Foncière des Murs commitments (Ulysse 1)	(4)	29	22	-	51	57	63
. Foncière des Murs commitments (Ulysse 2)		-	27	-	27	-	-
. Ibis Santa Coloma Gramanet (Spain)		-	12	-	12	-	-
. Other commitments	(5)	13	31	43	87	91	-
Capex Commitments		**42**	**92**	**43**	**177**	**148**	**63**
Loan guarantees given	(6)	**25**	**4**	**14**	**43**	**45**	**69**
Commitments given in the normal course of business	(7)	**50**	**60**	**256**	**366**	**311**	**231**
Contingent liabilities		**-**	**1**	**-**	**1**	**-**	**-**
Total June 2006		**249**	**359**	**322**	**930**		
Total December 2005		**258**	**447**	**134**		**839**	
Total June 2005		**67**	**466**	**82**			**615**

(1) Security interests on assets correspond to pledges and mortgages valued at the net book value of the underlying assets.

(2) Under the agreements between Colony Capital, the Barrière Desseigne family and Accor, Colony Capital has a put option and Accor has a call option on Colony's 15% interest in Groupe Lucien Barrière SAS. Colony Capital's put option is exercisable in the 30 days following Groupe Lucien Barrière SAS 2007, 2008 and 2009 fiscal year-ends (October 31). The option exercise price will be determined by independent experts based on market prices. The option is included in off-balance sheet commitments at June 30, 2006 for an amount of €140 million, corresponding to the valorisation at the transaction date.

(3) Under the terms of the agreements among Dorint shareholders, a certain number of shareholders have put options on their shares. Assuming that the options are exercised at the end of 2009, based on business plan data the related commitment has been estimated at €105 million.

(4) In connection with the first Foncière des Murs transaction, Accor is committed to financing €67 million worth of renovation work (see Note 2.B.2). As of June 30, 2006, construction work totaling €16 million had been carried out. A second transaction concerns a commitment of €27 million.

(5) Other commitments include €40 million in committed capital expenditure on Australian hotels and €36 million in commitments related to Groupe Lucien Barrière.

(6) Loan guarantees given correspond mainly to a €25 million guarantee given to Dorint's banks (see Note 2.E).

(7) Commitments given in the normal course of business include a guarantee given to the owner of four Ibis hotels in Poland, covering the payment by Orbis of annual rentals representing a total of €25 million. In addition, as explained in Note 40, following the tax audit of CIWLT, the French tax authorities issued a notice ordering CIWLT to settle the tax deficiencies. In August 2004, Accor provided a €191 million tax bond issued by a bank in exchange for a stay of payment.

To the best of the Group's knowledge and in accordance with generally accepted accounting principles, no commitments given have been omitted from the above list.

Note 41.2 Off-balance sheet commitments received

Off-balance sheet commitments received at June 30, 2006 break down as follows:

In € millions	Less than 1 year	1 to 5 years	Beyond 5 years	June 2006	December 2005	June 2005
Irrevocable commitments received for the purchase of intangible assets and property, plant and equipment	32	-	-	32	7	-
Irrevocable commitments received for the purchase of financial assets	-	146	-	146	141	141
Customer orders spanning several years	-	-	-	-	-	6
Purchase commitments received	**32**	**146**	**-**	**178**	**148**	**147**
Sellers' warranties received	-	1	1	2	74	72
Debt waivers granted with a clawback clause	-	-	-	-	-	-
Loan guarantees received	-	4	-	4	-	-
Other guarantees received in the normal course of business (1)	93	64	-	157	139	4
Other commitments and guarantees received	**93**	**69**	**1**	**163**	**213**	**76**
Total June 2006	**125**	**215**	**1**	**341**		
Total December 2005	**118**	**241**	**2**		**361**	
Total June 2005	**10**	**213**	**-**			**223**

(1) In connection with first transaction with Accor, Foncière des Murs, agreed to finance a €97 million renovation program (see Note 2.B.2). At June 30, 2006, Foncière des Murs made €24 million of renovation. In a second transaction, it agreed to finance a €39 million renovation program.

Purchase options under finance leases are not included in this table.

Note 42. Consolidated Companies Net Profit

In € millions	2005 Proforma	June 2005 Proforma	June 2006	June 2005 Published	2005 Published
OPERATING PROFIT BEFORE TAX AND NON RECURRING ITEMS	**569**	**206**	**282**	**230**	**603**
Cancellation of share of profit of associates after tax	(8)	2	(2)	2	(8)
CONSOLIDATED COMPANIES PROFIT BEFORE TAX	**561**	**208**	**280**	**232**	**595**
Restructuring costs	(39)	(6)	(17)	(8)	(43)
Impairment losses	(107)	(90)	(26)	(90)	(107)
Gains and losses on management of hotel properties	73	84	119	83	72
Gains and losses on management of other assets	(38)	23	(25)	23	(37)
Income tax expense	(117)	(63)	(92)	(69)	(124)
CONSOLIDATED COMPANIES NET PROFIT	**333**	**156**	**239**	**171**	**356**

Note 43. Main Consolidated Companies at June 30, 2006

The main subsidiaries and associates represent 91% of consolidated revenue, 93% of EBITDAR and 95% of EBIT. The many other subsidiaries and associates represent individually less than 0.7% of consolidated revenue, EBITDAR and EBIT.

ACCOR SA

HOTELS

France

	France	IG	100,00%
	France	IG	96,00%
	France	IG	100,00%
e France	France	IG	100,00%
ne	France	IG	100,00%
ational Hotels	France	IG	100,00%
	France	IG	100,00%
	France	IG	75,00%
nd Ouest	France	IG	100,00%
De France	France	IG	100,00%
ne Alpes Méditerranée	France	IG	100,00%
erciale des Hôtels Economiques	France	IG	99,95%
re Danton Michelet	France	IG	100,00%
re du Nouveau Bercy	France	IG	100,00%
eloppement des Hôtels Economiques	France	IG	100,00%
nagement International	France	IG	100,00%
e et de Promotion Hôtelère Internationale	France	IG	100,00%
re de la Porte de Sèvres	France	IG	100,00%
tionale de Services des Hotels Economiques	France	IG	100,00%
	France	IG	99,91%
itation d'Hôtels Suites	France	IG	98,61%
re Nice Centre	France	MEE	45,00%

Europe Excl. France

e Deutschland	Germany	IG	100,00%
	Germany	MEE	34,35%
AG	Austria	IG	100,00%
	Belgium	IG	99,67%
elgium	Belgium	IG	100,00%
enmark	Denmark	IG	100,00%
Espagne	Spain	IG	100,00%
re Athènes Centre	Greece	IG	100,00%
's RT	Hungary	IG	99,92%
Alberghiere Italia	Italy	IG	99,49%
piliaria	Italy	IG	96,28%
	Italy	IG	96,28%
appij Hollande	Netherlands	IG	100,00%
	Netherlands	IG	100,00%
and	Netherlands	IG	100,00%
d Estate	Netherlands	IG	100,00%
	Poland	MEE	40,58%
	Portugal	IP	50,00%
	Portugal	IP	50,00%
els	Czech Republic	IG	100,00%
ness & Leisure	United Kingdom	IG	100,00%
omy Hotels	United Kingdom	IG	100,00%
candinavia	Sweden	IG	100,00%
	Switzerland	IG	100,00%

North America

Inc.	Canada	IG	100,00%
& Leisure North America Inc.	United States	IG	100,00%
	United States	IG	100,00%
	United States	IG	100,00%

Brasil	Brazil	IG	71,31%

Other Countries

	South Africa	IG	52,60%
er Lodge South Africa	South Africa	IG	100,00%
anagement	Saudi Arabia	IG	99,95%
ific Corp.	Australia / Asia	IG	100,00%
taire de l'Hôtel de l'Union	Senegal	IG	99,80%
aise	Ivory Coast	IG	100,00%
AE	Egypt	IG	89,15%
	Morroco	MEE	35,27%
	Worldwide Structures	IG	100,00%

SERVICES

France

Accor Services France	France	IG	99,31%
Profid	France	IG	99,29%
Stimula 2	France	IG	99,03%

Europe Excl. France

Accor Services Austria	Austria	IG	98,48%
Accor T.R.B.	Begium	IG	99,31%
Gemeaz	Italy	IG	94,64%
Euro Servicos Alimentares	Portugal	IG	99,71%
Accor Services Deutschland	Germany	IG	99,31%
Luncheon vouchers	United Kingdom	IG	99,31%
Capital Incentives & Motivation	United Kingdom	IG	93,55%
Rikskuponger	Sweden	IG	99,21%
Accor Services Roumania	Romania	IG	89,81%
Hungastro	Romania	IG	79,31%
Accor Services Slovakia	Slovakia	IG	99,31%
Accor Services Empresariales	Spain	IG	97,33%
Accor Services CZ SRO	Czech Republic	IG	97,84%
Accor Services Hongrie	Hungary	IG	97,85%
Employee Advisory Resource Limited	United Kingdom	IG	99,31%

North America

Accor Services North America Inc.	[illegible]	IG	[illegible]
Workplace Benefits	[illegible]	IP	[illegible]
Wirecommute	[illegible]	[illegible]	[illegible]
Commuter Check Services Corporation	[illegible]	[illegible]	[illegible]

Accor Argentina	Argentina	IG	99,37%
Ticket Brésil	Brazil	IG	49,99%
Accor Services Chili	Chile	IG	73,84%
Accor Servicios Empresariales	Mexico	IG	97,31%
Servicios Empresariales	Venezuela	IG	55,51%

Other Countries

Accor Services Australia	Australia	IG	99,31%
Davidson & Trahaire	Australia	IG	84,42%

OTHER SERVICES

Académie Accor	France	IG	100,00%
Accor centre de contacts clients	France	IG	100,00%
Frantour	France	IG	100,00%
Devimco	France	IG	99,99%
Lenôtre	France	IG	99,97%
Scapa Italia	Italy	IG	97,00%
Go Voyages	France	IG	100,00%
GR	Brazil	IG	24,99%
Groupe Lucien Barrière	France	IP	30,19%

99,49%

Compagnie Internationale des Wagons Lits & du Tourisme (*)	Belgium		
→ Rail Restauration	France	IG	99,49%
→ Treno	Italy	IG	99,49%
→ WLT Mexicana	Mexico	IG	99,49%

49,74%

CWT Beheermaatschappij (*)	Netherlands		
→ Carlson Canada	Canada	IP	49,74%
→ World Tourist	Denmark	IP	49,74%
→ Carlson USA	United States	IP	49,74%
→ Compagnie de Service de Voyage et de Tourisme	France	IP	36,06%
→ Société d'Exploitation de Voyages et de Tourisme	France	IP	36,06%
→ Wagon-Lits Tourisme Réseau International France	France	IP	49,74%
→ CWT Beheermaatschappij	Netherlands	IP	49,74%
→ CW Travel UK	United Kingdom	IP	49,74%
→ HQ Asia	Thailand	IP	49,74%
→ CWT Espagne	Spain	IP	49,74%
→ GEMINI - MLT	Italy	IP	49,74%
→ CWT Australie	Australia	IP	49,74%
→ CWT Nederland BV	Netherlands	IP	49,74%
→ CW Development NV	Worldwide Structures	IP	49,74%

s are held directly by Accor SA, except for Compagnie des Wagon-Lits and CWT Beheermaatschappij

Note 44. Additional Information about Jointly-controlled Entities

In € millions	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Revenue for the Group	Costs for the Group	Net Profit*
Casinos France (Groupe Lucien Barrière)	29	136	69	95	150	(145)	5
Time Share Australia	17	31	30	19	33	(36)	(3)
Portugal hotels	8	57	42	23	10	(12)	(2)
Collective Restaurant Brazil	23	9	17	14	97	(95)	2

* Information presented in accordance with IAS 14 (Segment Reporting).

Above disclosed figures correspond to Group share. Information related to Carlson Wagonlit Travel (CWT) is presented Notes 17 and 31.

Note 45. Subsequent Events

CARLSON WAGONLIT TRAVEL

Following approval by competition authorities, the sale of Accor's 50% interest in Carlson Wagonlit Travel to Carlson Companies and One Equity Partners LLC for $465 million, announced last April 27 became effective on August 8. The debt impact is about €300 million.

SHARE BUYBACK PROGRAM

As of September 6th, 2006, Accor had bought back and cancelled 8,869,325 shares for a total of €407 million (See Note 2.D).

Note 46. Related Party Transactions

Related party transactions between Accor SA and its subsidiaries are eliminated in consolidation and are therefore not included in the following tables. The transactions summarized below mainly concern significant transactions carried out in the normal course of business with companies where the Chairman and Chief Executive Officer is a member of the Board of Directors.

Related party transactions

		Transaction amounts		Related party receivables		Related party payables		Provisions for doubtful accounts		Off-balance sheet commitments	
In € millions	**Type of transaction**	**2005**	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**	**2006**
Colony Capital	Long-term loan	-	-	33	0	-	-	-	-	-	-
	GLB put option granted to Accor	-	-	-	-	-	-	-	-	140	140
	Bond issues	-	-	-	-	1 000	1 000	-	-	-	-

Information related to jointly-controlled entities are presented in Note 44.

At the publish date of this document, the information presented above did not change.

Note 47. Corporate Officers' Compensation

In € millions	June 30, 2005	June 30, 2006
Short-term benefits received	3	5
Post-employment benefits	(1)	1
Other long-term benefits	-	-
Compensation for loss of office	9	-
Share-based payments	1	1
Total compensation	**12**	**7**

In first half 2005, compensation concerned the members of the Management Board. In first half 2006, it concerns the thirteen-member Executive Committee.